Exhibit 99.4

Annual Report A Global Alternative Asset Management Company

Brookfield

OUR BUSINESS

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management.

We have more than a century of experience owning and operating assets with a focus on property, renewable power, infrastructure and private equity. We offer a range of public and private investment products and services, which leverage our expertise and experience and provide us with a distinct competitive advantage in the markets in which we operate.

Brookfield is co-listed on the New York and Toronto stock exchanges under the symbols BAM, BAM.A, respectively, and on the NYSE Euronext under the symbol BAMA.

Leading Global Franchise 20 Countries

100 Offices and Locations

600 Investment Professionals

24,000 Operating Employees

CONTENTS

Letter to Shareholders	4	Consolidated Financial Statements	87	Corporate Social Responsibility	146
MD&A of Financial Results	13	Cautionary Statement Regarding		Shareholder Information	148
Internal Control Over Financial Reporting	83	Forward-Looking Statements	145	Board of Directors and Officers	149

BROOKFIELD ASSET MANAGEMENT

DELIVERING PERFORMANCE

“Our primary objective is to increase the value of Brookfield on a per share basis, at a rate in excess of 12% when measured over the long term.”

2012 Results 35%
Increase in share price

$1.4B

Funds from operations

$2.7B

Consolidated net income

AS AT AND FOR THE YEARS ENDED DECEMBER 31	2012	2011

PER FULLY DILUTED SHARE
Net income	$1.97	$2.89
Funds from operations	1.94	1.76
Market trading price – NYSE	36.65	27.48

TOTAL (MILLIONS)
Total assets under management	$181,400	$160,338
Consolidated balance sheet assets	108,644	91,022
Consolidated results
Revenues	18,697	15,921
Net income	2,747	3,674
For Brookfield shareholders
Net income	1,380	1,957
Funds from operations	1,356	1,211
Diluted number of common shares outstanding	658.0	657.2

Note: See “Use of Non-IFRS Measures” on page 21.

2012 ANNUAL REPORT    1

LEADING ALTERNATIVE ASSET MANAGER

We are differentiated as an alternative asset manager by our strategic focus on real assets, depth of operating expertise, global platform, scale and extended investment horizon which enable us to drive greater returns over the long term for our shareholders and partners.

Total assets under management	$181B

Fee bearing capital under management for clients	$60B

Multi-fund platform to meet the
diverse needs of our global client base	28	3
	Private funds	Global flagship listed entities

Solid pipeline of private funds in marketing	6	$5B
	Private funds	Additional 3rd Party Capital

Leading global fund investors	~150	~25%
	Clients	Invested in Multiple Funds

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CORE INVESTMENT PRINCIPLES

Brookfield’s approach to investing is disciplined and straightforward. With a focus on value creation and capital preservation, we invest opportunistically in high-quality real assets within our areas of expertise, manage them proactively and finance conservatively to generate stable, predictable and growing cash flows for clients and shareholders. Our approach to investing is anchored by a set of core investment principles that guide our decisions and how we measure success.

Business Philosophy

Build our business and all our relationships based on integrity

Attract and retain high-calibre individuals who will grow with us over the long term

Ensure our people think and act like owners in all their decisions

Treat our client and shareholder money like it’s our own

Investment Guidelines

Invest where we possess competitive advantages

Acquire assets on a value basis with a goal of maximizing return on capital

Build sustainable cash flows to provide certainty, reduce risk and lower our cost of capital

Recognize that superior returns often require contrarian thinking

Measurement of our Corporate Success

Measure success based on total return on capital over the long term

Encourage calculated risks, but compare returns with risk

Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation

Seek profitability rather than growth, as size does not necessarily add value

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LETTER TO SHAREHOLDERS

Overview

During the last 12 months a number of investments made in recent years started to pay off. This includes the incredible array of assets we assembled by sponsoring both the recapitalization of Babcock & Brown and General Growth Properties in 2009 and 2010, respectively. In addition, all of our operations were very active during 2012 with both new acquisitions and add-on investments. New asset additions include 23 renewable power facilities, more than 3,200 kilometres of toll roads in South America, a gas utility business in the UK, office properties in Australia and the city of London, and a district energy business in Canada.

The fiscal issues in the U.S. and Europe dominated the financial news during most of the year, but this did not stop the recovery of underlying business fundamentals in most of our operations, which we expect to continue to improve their performance in the current year.

We advanced our brand internationally by adding many new global clients, and we are honoured to have their support. In aggregate, we raised $5 billion of private fund capital and increased the permanent capital base of our listed issuers by a further $5 billion. With the public listing of our property group imminent, the size and scope of our listed issuers are poised to grow significantly. This family of flagship listed issuers, Brookfield Infrastructure Partners, Brookfield Renewable Energy Partners, and the soon to be listed Brookfield Property Partners, in conjunction with our private funds, should allow us to continue to grow each of these businesses globally with access to a broad array of capital sources.

Market Environment

Global equity markets were largely up in 2012, led by the strong performance of the S&P 500. Markets were buoyed by a combination of the aggressive reflationary policies of the world’s central banks, the perceived lower risk of significant systemic events, and the continuation of positive economic performance from both the U.S. and China.

In the U.S., both banks and the capital markets are making credit more freely available to businesses and consumers and this has resulted in positive recoveries in the housing and auto sectors, and consequently, among other things, rising employment levels. In addition, the U.S. banking system is healthy and household formation is finally on the rise. With growing investments in housing, energy-related industries and manufacturing, the U.S. economy has the potential to surprise on the upside as the year progresses. Of course, the ongoing U.S. fiscal debate and political issues represent a risk to this view, but we expect common sense to prevail.

In Europe, the banking system is still contracting, with both the amount and availability of credit shrinking. The economy will not start to grow until this trend is reversed. We expect, however, to find attractive investment opportunities in Europe as we assist corporations in recapitalizing their operations.

China has almost finished its once-in-a-decade leadership change and is poised to continue its gradual transition into an economy that is less dependent on investment-led growth. Retail sales have grown in a strong and steady fashion and China’s positive trade balance has been maintained, despite the

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challenges with the economies of some of its major trading partners. Our expectation is that China will meet the economic objectives disclosed in its recently released five-year plan. This is a positive development for all of our Australasian and South American investments.

Our View of the Investment Landscape

There are three long-term trends that will drive our future results. First, we believe global institutional investors will continue to allocate more of their funds to real assets. This bodes well for the continuing growth of our assets under management. Second, interest rates are unlikely to go much lower. While we cannot predict timing, interest rates will eventually rise. As a result, we are avoiding long-term fixed income investments and locking in as much long-term financing as we can. Third, we believe that equity markets look cheap compared to most alternatives, in particular when compared to fixed income markets, with many global companies in excellent shape and multiples low.

With the fear of market collapse dissipating, we believe that capital will also start to rotate from bonds back into equities. The opposite has occurred for the past five years. This, in conjunction with the global recession, caused the S&P to generate compound returns of approximately 2% in the last five years versus 7% from bonds. The net impact has been that many investors have given up on equities, resulting in an allocation to the sector that is now at historic lows.

We believe that markets usually revert to the mean. Therefore, we are positive on the current valuations in the equity markets. In addition, increasing investor allocations to equities should provide upward strength to share prices for the foreseeable future.

In addition, the global reflationary policies represent much more to us than just a macro-economic policy initiative. They represent a compelling opportunity with many sovereign interest rates actually negative on a “real,” or “net of inflation” basis. The opportunity presented is to capitalize on this by locking in long-term, low-cost capital on assets whose revenues are expected to grow substantially. In this regard, during 2012, our various businesses issued approximately $12 billion of long-term fixed rate financing with an average term of nine years at an average coupon interest rate of 4.75%.

Investment Performance

Our share price increased 35% in 2012. More relevant is that at year-end, the compound annual performance for our shares over both 10 and 20 years was approximately 20%. This compared well with most other investment alternatives during these periods.

Investment Performance	Brookfield NYSE	S&P 500	10 Year Treasuries
1	35%	16%	4%
3	20%	11%	9%
5	3%	2%	7%
10	22%	7%	6%
20	19%	8%	6%

In addition to Brookfield’s strong overall performance, the results in virtually all of our listed issuers, and our private and listed securities funds managed by us, were also excellent during 2012, most exceeding relevant benchmarks by wide margins.

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2012 Returns	Flagship Listed Entities	Private Funds (Gross)	Listed Securities Funds
Infrastructure	33%	17%	19%
Renewable Energy	14%	n/a	n/a
Property	n/a	18%	33%
Private Equity	n/a	19%	n/a
Timber	n/a	7%	n/a

Our flagship listed entities performed well, with Brookfield Infrastructure generating a 33% return for shareholders and Brookfield Renewable Energy generating 14%. Both entities increased their cash distributions and have achieved three-year returns of 28%, results that set these entities up well when they seek access to capital in order to grow their operations.

Funding Strategy

We have virtually completed the establishment of our family of flagship operating platforms, which will run our global businesses in the future. This approach features a flagship publicly listed issuer and a major private fund in each of our property, power and infrastructure platforms. Our private equity business is not as well suited to the public markets and, consequently, is funded only with private capital.

In building our business, we have taken great pains to ensure alignment of interest between Brookfield and all of our investment partners and clients, including investing very significant amounts of our own capital alongside them. We have also carefully designed these entities to ensure there are no conflicts between public and private investors.

During the year, we raised $3.6 billion of capital for our private funds from institutional and high net worth investors. We also increased the equity base of our listed issuers by a further $5 billion and deployed $7 billion of capital in investments. We continue to have $9 billion of investable capital, are currently marketing six new funds and expect to raise over $5 billion of additional capital from institutional clients in the next 24 months.

We expect that over the next 10 years, most institutions will increase their allocations of real assets to between 25% and 40%. We believe the impact of this trend will be similar to what took place decades ago, when institutions shifted from bonds to common stocks and valuations on equities soared. While there is some risk that returns will be driven down by these major capital flows, it is important to note that there is a confluence of events occurring. That is, the supply of assets available for investment is also likely to grow dramatically as governments undertake the deleveraging that must occur to get their fiscal books in order.

As institutions continue to increase allocations to real assets, we believe we are one of a few global asset managers who have the depth of experience, capital and operational capabilities to participate meaningfully in this transformation.

Investment Process

Our goal is to generate consistent long-term investment returns for our clients. To meet that objective, our approach to investing attempts to focus on utilizing our strengths as a company in order to ensure

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we have a competitive advantage when investing capital. We believe these competitive advantages to consist of (i) size and access to capital, (ii) our extensive global operating platforms and people, and (iii) our longer-term investment horizon and disciplined approach to investing developed over the years. In particular, we believe this investment process allows us to be successful owners and operators of real assets, despite the fact that the company has grown substantially over the past 20 years.

Our investment process relies on a team approach that brings together the skills of our investment professionals and our operating teams in developing investment opportunities, executing transactions and running the businesses we acquire. We believe that we enjoy a competitive advantage as asset managers, due in part to the depth of our operating teams, many of whom have worked together for decades. These teams are in turn overseen by our investment professionals, who can draw on their expertise in capital markets and years of experience in each of these businesses.

Over the past few years, this approach to investing was put to work in various distressed real estate and infrastructure investments, and more recently in Europe, where our initial thesis was that companies would need to dispose of assets to recapitalize their balance sheets. We moved senior executives to Europe, where they indentified owners and operators and worked hard at building relationships. These relationships resulted in a series of negotiated transactions, most of which featured European companies refocusing on their home market by selling us their assets in other markets.

Our recent investments also highlight the fact that we attempt to be contrarian in our approach to investing, which means we often find ourselves acquiring businesses during periods of economic distress. Our belief is that our value-based investment approach allows us to purchase assets at a discount to their replacement cost, building a margin of safety into our acquisitions, while our operating expertise gives us the ability to underwrite decisions when assets and capital structures are more fluid than many organizations are able to work with.

International Financial Reporting Standards (“IFRS”)

We report under IFRS as we are a Canadian Corporation and this accounting framework is mandated in Canada. The main difference of IFRS reporting to U.S. GAAP is that a number of asset classes are carried at fair value under IFRS, as opposed to historical depreciated cost. IFRS is the reporting framework for most developed economies and is the standard in virtually every country where we operate, other than the United States.

We also use fair values to report to the investors in our Funds, both under IFRS and under U.S. GAAP for investment funds which permit fair value accounting. These principles are also widely utilized by asset managers and therefore clients, auditors and management teams are well versed in applying and interpreting them. As a result, IFRS accounting is very suitable for a global business of our type and, in particular, for reporting on the performance of the asset classes in which we invest.

Under IFRS, we carry at fair value virtually all of our commercial office and retail properties, renewable power facilities, most of our timber operations and many of the assets within our infrastructure operations. Financial assets are mostly carried at fair value, similar to U.S. GAAP. Changes in the values are determined at least annually and reported as gains or losses in our financial statements. We believe this is valuable information that would not otherwise be available to investors under U.S. GAAP.

2012 ANNUAL REPORT    7

There are, however, certain assets that are not carried at fair value under IFRS. These include assets such as regulatory rate bases and concessions within our infrastructure business and residential development land.

We describe how valuations are determined in more detail within the notes to our consolidated financial statements and our MD&A. In summary, however, IFRS values are intended to be the value at which a buyer will purchase an asset in the absence of any undue influence such as financial pressure. In the case of physical assets, fair value is typically based on projected future cash flows using a discounted cash flow analysis; financial assets are valued based on quoted market prices or, if unavailable, by benchmarking to similar assets or using fundamental analysis.

We prepare most of the analysis internally, however, we also receive external appraisals for roughly one-third of our assets each year. Furthermore, because many of our assets are held through our funds, or because we require appraisals for financing purposes, frequently a larger portion of our assets are appraised externally.

An important concept to note is that while a number of assets that we fair value are held through a public company, we carry our interest in the public company (in the case of an equity accounting investment such as General Growth Properties) or the underlying assets (in the case of a consolidated entity such as Brookfield Infrastructure Partners) based on our proportionate interest in the fundamental underlying value of the assets. In many cases, the stock market value may differ from the fundamental value, and can be higher or lower.

For example at year-end this year, our investments that we own through Brookfield Infrastructure Partners are marked at values based on IFRS that are quite a bit lower than the stock price of Brookfield Infrastructure Partners that we own. On the other hand, our office assets held through Brookfield Office Properties are marked at a price slightly higher than the current trading price. Of course, we pay attention to stock market prices for our businesses, but they are not necessarily relevant for our accounting.

Our view of IFRS after applying it for a number of years is that it does provide our shareholders with a useful snapshot of the values of the company. In conjunction with IFRS, we try to provide you with as much detail as possible so that you can assess these values yourself and therefore make informed decisions. No accounting regime is perfect, but we believe IFRS is helpful in our efforts to describe the business to you.

Brookfield Property Partners (“BPY”)

We hope to complete the distribution of BPY units to you shortly. We encourage you to read all of the materials on BPY so that you can make an informed decision before you decide to hold or sell your units. There is a prospectus filed with the securities regulators in Canada and the U.S., and supplemental materials on our website, so you can further your knowledge of what we are doing.

In the simplest terms, BPY is a spin-off to you of a direct interest in our property operations, which we have benefited significantly from over the past 20 years. This business has generated an annual compound ±15% return since 1989, and while we cannot promise it, we see no reason why returns should not be similar.

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Our property business today is large, but highly focused on using our competitive advantages of scale and operating expertise to opportunistically acquire and surface value from high-quality real estate on a global basis. We intend to use these advantages to make BPY one of the best property investments in the capital markets, and once we are cleared by the securities commissions, we will complete the distribution of units to you.

Operating Reports

Property Group

Our property operations remain our largest operation and generated $1.25 billion of cash flow. Total assets under management increased to $103 billion, and we are currently investing capital through Brookfield Property Partners and our private institutional Opportunity Fund.

We acquired Thakral Holdings, a $1 billion Australian property company, and purchased 80% of an 18 million square foot industrial portfolio in the southern U.S. and Mexico with a $900 million enterprise value, along with various other smaller transactions. We collected most of the loans in the New Zealand portfolio which we bought in 2011 from a European financial institution, earning exceptional returns. We acquired an office portfolio in the city of London, increased our interest in a number of retail malls and sold numerous non-core office, industrial and retail properties.

We completed the new Brookfield Place – Perth office tower which houses BHP and is now an iconic complex in this rapidly growing Australian city. In Toronto, we leased 420,000 square feet at Bay Adelaide East to Deloitte and started construction on this tower. We also completed the makeover of First Canadian Place which was well received by tenants and retailers.

Leasing activity in office markets in the U.S. has become much stronger over the past six months which bodes well for the progress we plan to make on leasing in 2013 and 2014. We leased a total of 7 million square feet at rental rates 35% higher than what was formerly in place.

Retail sales in the U.S. have been strong, and as a result, GGP’s performance was strong, and expected to continue to outperform, driven by solid tenant leasing demand and tenant sales. During the year we acquired 11 Sears stores in our malls, and are now transforming a number of these spaces into more traditional mall interiors, filled with in-line retailers. In this regard, the redevelopment of the Sears store at our Ala Moana Mall in Hawaii will be an exceptional addition to one of the best retail centres in the world.

From an investment perspective, we acquired 18 million additional GGP warrants, GGP repurchased 52 million warrants, and we settled the issues we had with a co-shareholder in a positive manner for all parties. As a result of all of this, we now own 43% of GGP in our investment group.

Infrastructure Group

Organic growth and acquisitions combined to increase the scale and performance of our infrastructure business. Cash flow from operations increased to $680 million, an increase of 24% over last year. Total infrastructure assets under management increased to $27 billion and we are currently investing capital through Brookfield Infrastructure Partners and our private institutional fund.

2012 ANNUAL REPORT    9

We completed four major transactions in 2012, including the acquisition of the other half of our Santiago toll road; 50% of the controlling stake in 3,200 kilometres of toll roads in Brazil; a gas utility business in the UK, which we merged with a similar company we owned; and acquired the Toronto city district energy company. The Toronto energy business provides heating and cooling to major property complexes, and we believe we can generate attractive returns given our related property operations.

We sold half of our 50% investment in our western Canadian timberlands and are considering a number of alternatives for our timber assets, which could include further institutional ownership or listing in the public market.

Brookfield Infrastructure was established as an investment-grade debt issuer, and completed an inaugural issuance of C$400 million of bonds at a U.S. swapped coupon for five years of 2.7%.

We also completed our $600 million Australian rail construction project to expand the rail network to carry iron ore. This project is supported by take-or-pay contracts which will contribute meaningfully to increased cash flows in 2013.

Power Group

The financial performance of our power group was weak as a result of extremely low water levels and electricity prices that reflected low natural gas prices during the year. Generation totalled 15,821 gigawatt hours, which was 13% below plan. However, total assets under management increased to $19 billion as we are capitalizing on this low price environment to expand the portfolio. We are currently investing capital through Brookfield Renewable Energy Partners and a private institutional fund.

We own one of the world’s largest renewable power operations, and our ability to undertake large time-consuming transactions makes us a preferred partner for industrial companies and utilities that seek to sell their power assets. We committed to invest $2 billion in new acquisitions in 2012, adding 1,000 megawatts of power to our operations. This included two major acquisitions: 378 megawatts of plants from Alcoa and 351 megawatts from NextEra.

The Alcoa transaction included four facilities in the southeastern U.S. which formerly powered aluminum smelters. The NextEra transaction, when completed, will include 19 facilities in Maine on rivers where we already operate, and came about because this highly-rated large utility was refocusing on their core business. We believe both acquisitions will be strong performers over the longer term and they increased our total installed capacity of renewable energy to more than 5,000 megawatts.

During the year we continued construction on three new hydro projects in Canada and Brazil, and acquired a number of smaller facilities.

Brookfield Renewable has flourished since it was established in 2011 as a listed company and the stock price increased 27% since then. We are currently working on a dual listing of this business on the NYSE, and expect to complete this in the first quarter of 2013.

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Private Equity Group

Our private equity group had a good year. We closed the Brookfield Capital Partners Fund III, realized on a number of investments and saw meaningful increases in the value of investments made in industries related to the housing sector over the past five years. Total private equity assets under management increased to $26 billion, and we are currently investing through Capital Partners Fund III and from our own balance sheet when additional capital is required.

Norbord and Ainsworth, which sell oriented strand board (OSB) to homebuilders, endured five difficult years, during which time we invested a substantial amount of capital in their franchises. With recovering housing fundamentals, the share prices of both companies have more or less tripled, with OSB prices having more than doubled from approximately $160 per board foot to over $350.

Brookfield Residential’s share price more than doubled from $8 to $18 at year-end, and is over $20 today. Investor interest in the housing sector enabled us to complete a primary equity offering and bond offering. Net proceeds of this capital raising totalled more than $800 million, enabling us to complete the recapitalization of Brookfield Residential, and allowing them to acquire new tracts of land in California and Alberta.

We sold our U.S. residential brokerage operations to Berkshire Hathaway for cash and a one-third ownership interest in the combined business which is now branded under the name Berkshire Hathaway HomeServices. We believe they will do very well with this business and therefore we will benefit accordingly on our remaining investment.

Strategy and Goals

Our strategy is to provide world-class alternative asset management services on a global basis, focused on real assets such as property, renewable power, infrastructure, and private equity investments. Our business model utilizes our global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our established operating platforms to achieve reliable attractive long-term total returns for the benefit of our shareholders and clients.

Our primary long-term goal is to achieve 12% to 15% compound annual returns measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by:

•

Offering a focused group of Funds on a global basis to our investment partners; while utilizing our balance sheet capital to invest beside our partners, and to support our Funds in undertaking transactions they could not otherwise contemplate without our assistance.

•

Focusing the majority of our investments on high-quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures with some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time.

•	Utilizing our operating experience, global platform, scale and extended investment horizons to enhance returns over the long term.

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•

Maximizing the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a proportionately larger contribution to the bottom line.

•

Actively managing our capital. Our strategy of operating our businesses as separate units provides us with opportunities from time to time to enhance value by buying or selling parts of a business if the capital markets enable access to capital at attractive terms. As a result, in addition to the underlying value created in the business, this strategy allows us to earn extra returns over that which would otherwise be earned on the assets we own.

In the short term, our goals include substantial fund raising for our private funds, listing Brookfield Renewable Energy Partners on the NYSE, the spin-off of Brookfield Property Partners, and surfacing value from our timber assets and numerous businesses related to the housing sector.

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, increases in per share values over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer
February 15, 2013

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Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended December 31, 2012. This MD&A should be read in conjunction with our 2012 annual consolidated financial statements and related notes and is dated March 28, 2013. Unless the context indicates otherwise, references in this Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All amounts are in U.S. dollars, and are based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board unless otherwise noted.

Additional information about the company, including our 2012 Annual Information Form, is available free of charge on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Organization of the MD&A

PART 1 – Overview and Outlook
Our Business	14
Strategy and Value Creation	15
Economic and Market Review and Outlook	16
Basis of Presentation and Key Financial Measures	19

PART 2 – Financial Performance Review
Selected Annual Financial Information	22
Annual Financial Performance	23
Financial Profile	30

Quarterly Financial Performance	32
Corporate Dividends	33

PART 3 – Business Segment Results
Results by Business Segment	37
Asset Management and Other Services	39
Property	43
Renewable Power	49
Infrastructure	54
Private Equity and Residential Development	57

PART 4 – Capitalization and Liquidity
Financing Strategy	61

Capitalization	61
Liquidity	67
Contractual Obligations	70
Exposures to Selected Financial Instruments	70

PART 5 – Operating Capabilities, Environment and Risks
Operating Capabilities	71
Business Environment and Risks	71

PART 6 – Additional Information
Accounting Policies and Internal Controls	80
Related Party Transactions	82

Part 1 provides an overview of our business, including a discussion of our strategy, and the economic environment and outlook at the time of writing. This section also contains information on the basis of presentation of financial information contained in the MD&A and key financial measures.

Part 2 provides an overview of our annual and fourth quarter financial results utilizing key financial measures contained in our Consolidated Statements of Operations, Other Comprehensive Income and Consolidated Balance Sheets over the past three years including a discussion of variances between the periods.

Part 3 is a discussion of the results of our various business segments based on key financial measures, including certain non-IFRS measures such as Funds from Operations and Net Operating Income. We also utilize key operating metrics in the discussion.

Part 4 reviews our capitalization and liquidity profile.

Part 5 discusses our operating capabilities and a number of key risks associated with our business and our issued securities. Further information on risks is contained in our Annual Information Form.

Part 6 contains additional information on our accounting policies, internal control environment and related party transactions.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” on page 145.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to this most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

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PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with over $175 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity.

Our business model is simple: utilize our global reach to identify and acquire high-quality real assets at favourable valuations, finance them on a long-term basis, and enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns for the benefit of our clients and shareholders.

We have a range of public and private investment products and services which allow investees and clients to benefit from our expertise and experience by investing alongside us. These include entities that are listed on major stock exchanges as well as private funds that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage public securities through a series of segregated accounts and mutual funds.

Our strategy includes having a flagship listed entity within each of our property, renewable power and infrastructure segments, which will serve as the primary vehicles through which we will invest in each respective segment. As well as owning assets directly, these entities serve as the cornerstone investors in our institutional private funds, alongside capital committed by institutional investors. For example, within our infrastructure operations, we have established Brookfield Infrastructure Partners L.P. (“BIP”), a publicly listed entity that currently has an $7.6 billion market capitalization, which is, in turn, the cornerstone investor in our Brookfield Americas Infrastructure Fund, a private investment partnership with $2.7 billion of committed capital from BIP and institutional investors. These two entities are supplemented from time to time with additional listed and unlisted niche entities, such as our Latin American country-specific infrastructure funds and timber funds. Brookfield Renewable Energy Partners L.P., a $7.8 billion market capitalization publicly listed pure-play renewable energy company, performs a similar function in our renewable power segment. We recently announced the launch of Brookfield Property Partners L.P., (“BPY”) through which we will invest in our commercial property operations, with an estimated initial capitalization of approximately $12 billion based on the IFRS carrying values of the assets and liabilities contributed to BPY by us.

This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital. Given the nature of our investment strategies, we do not currently envisage the formation of a listed entity within our private equity operations; however we are giving consideration to forming a listed entity that will invest in our timber and agricultural resource operations.

The following chart is intended to illustrate the strategy behind our organization structure.

1.	In March 2013, we sold 8.1 million units of BREP via a secondary offering decreasing our ownership to 65%
2.	Privately held. A 7.5% interest to be spun-off to Brookfield shareholders through a special distribution on April 15, 2013
3.	Privately held
4.	Also owns our interests in Brookfield Office Properties and General Growth Properties
5.	Includes our interests in Brookfield Residential Properties Inc., Brookfield Incorporações SA and Norbord Inc.

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STRATEGY AND VALUE CREATION

We focus on assets and businesses that form the critical backbone of economic activity, whether they provide high quality office space and retail malls in major urban markets, generate reliable clean electricity, or transport goods and resources to or from key locations. These assets and businesses typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provides stability in cash flows, strong operating margins and value appreciation over the longer term.

As an asset manager we establish investment products through which our clients can invest in the assets that we own and operate. These products consist of both listed entities and private funds. We invest alongside our clients with capital from our balance sheet. This generates management fees and performance-based income that increases the value to our business and adds further value to the company by providing us with additional capital to grow the business and compete for larger transactions.

We are active managers of capital. We strive to add value by judiciously and opportunistically reallocating capital among our businesses to continuously increase returns.

Our operating platforms include over 24,000 employees worldwide who are instrumental in maximizing the value and cash flows from our assets. Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, through the negotiation of property leases, energy contracts or regulatory agreements, asset development, operations and other activities.

We finance our operations on a long-term, investment-grade basis, with most of our operations financed on a stand-alone asset-by-asset basis with minimal recourse to other parts of the organization. We also strive to maintain excess liquidity at all times in order to be in a position to respond to opportunities. This provides us with considerable stability and enables our management teams to focus on operations and other growth initiatives. It also improves our ability to weather financial cycles and provides the strength and flexibility to react to opportunities.

We prefer to invest in times of distress and in situations which are more multi-faceted and intensive. We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field.

We maintain development and capital expansion capabilities and a large pipeline of attractive opportunities. This provides us flexibility in deploying growth capital, as we can invest in both acquisitions and organic developments, depending on the relative attractiveness of returns.

As an asset manager, we create value for shareholders in the following ways:

•

We offer attractive investment opportunities to our clients that will, in turn, enable us to earn base management fees based on the amount of capital that we manage for them, and additional returns such as incentive distributions and carried interests based on our performance. Accordingly, we create value by increasing the amount of capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

•

We invest significant amounts of our own capital, alongside our clients in the same assets. This differentiates us from many of our competitors, creates a strong alignment of interest with our clients and enables us to create value by directly participating in the cash flows and value increases generated by these assets, in addition to the performance returns that we earn as the manager.

•

Our operating capabilities enable us to increase the value of the assets within our businesses, and the cash flows they produce, through our operating expertise, development capabilities and effective financing. We believe this is one of our most important competitive advantages as an asset manager.

•

We aim to finance assets effectively, using a prudent amount of leverage. We believe the majority of our assets are well suited to support a relatively high level of investment-grade secured debt with long maturity dates given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital. While we tend to hold our assets for extended periods of time, we endeavour to maximize our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

•

Finally, as an investor and capital allocator with a value investing culture and expertise in recapitalizations and operational turnarounds, we strive to invest at attractive valuations, particularly in situations that create opportunities for superior valuation gains and cash flow returns.

2012 ANNUAL REPORT     15

ECONOMIC AND MARKET REVIEW AND OUTLOOK

(As at March 7, 2013)

Overview and Outlook

Despite ongoing macroeconomic volatility and geopolitical uncertainty, 2012 generally represented a year of stabilization within the global economy. Confidence improved as the year progressed, as central banks around the world eased monetary policy in order to support a budding economic recovery. Positive catalysts emerged across the globe, with the U.S. housing market continuing to heal, sovereign debt concerns in Europe beginning to subside, and evidence of stability appearing in China. With liquidity continuing to flood the market and interest rates remaining near historic lows, the world economy ended the year poised for a return to normalcy and moderate levels of growth.

Against this backdrop, demand for income-producing asset classes with upside potential accelerated, as investors sought the unique combination of yield, stability and growth offered by these alternatives. Real Assets, including infrastructure and real estate, emerged as a particularly compelling investment option, offering attractive current yields, stable bond-like cash flows, equity-like upside and an important hedge against future inflation. Moving forward, we expect demand for Real Assets to continue to rise, as investors recognize the ability of the asset class to help navigate the current investment landscape and position existing portfolios for future growth.

United States

U.S. economic growth decelerated in the fourth quarter of 2012, with Gross Domestic Product (“GDP”) declining by an annualized rate of 0.1%, compared with growth of 3.1% in the prior quarter, due mainly to fears over the fiscal cliff, the impact of Hurricane Sandy and reduced government spending. For the full year 2012, the pace of economic growth accelerated, but remained moderate, with GDP increasing by 2.2% up from 1.8% in 2011. Industrial production continued to recover, increasing by 3.6% in 2012, bringing it nearly level with the 2007 pre-crisis peak. Importantly, the U.S. housing sector showed preliminary signs of recovery as housing starts increased steadily throughout the year, averaging a 28% increase compared to 2011. We expect continued strength in this market during 2013, which should provide a positive catalyst for the rest of the U.S. economy.

On the employment front, 1.8 million new jobs were created in 2012, the same rate as in 2011. As a result, the unemployment rate declined to 7.8% by the end of 2012, from 8.5% in December 2011. Inflation remained low, averaging 2.1%, leaving room for the Federal Reserve to maintain the current zero interest rate policy as well as recent asset purchase programs.

Looking ahead, we anticipate the U.S. economy will produce moderate GDP growth of 2.0% in 2013, before re-accelerating to nearly 3.0% growth in 2014. However, fiscal policy remains uncertain, with mandated spending reductions due to take effect in March 2013 absent action by the U.S. government to alter the timing or size of the cutbacks. Current forecasts estimate these cuts may dampen economic growth by as much as one percentage point, should they be enacted as scheduled.

Canada

Canadian economic growth remained sluggish at the end of 2012, due to weaker exports and a cooling housing market. GDP is estimated to have grown by 1.7% in the fourth quarter, following a tepid increase of 0.6% in the third quarter. On an annual basis, the pace of GDP growth is expected to have eased to 2.0% in 2012 from 2.6% in 2011. Despite this moderation, employment growth accelerated over the course of the year, with 312,000 new jobs created in 2012 compared to an increase of 190,000 in 2011. As a result, the unemployment rate ended the year at 7.1%, down from 7.5% at the end of 2011. While the housing sector began to rebound in 2012, a contraction occurred during the fall, triggered by more restrictive mortgage rules and high levels of consumer debt. In the fourth quarter, housing starts dropped by 9% compared to the third quarter. However, the pace of inflation has been dropping and currently stands below the Bank of Canada’s target level, indicating that interest rates will likely remain low in the near-term to stimulate the economy.

Australia

The Australian economy remained healthy throughout 2012 despite moderately weakening fundamentals. GDP growth decelerated throughout the year, due to softening consumer demand and a restrained housing market. Nevertheless, full year GDP growth is forecast to reach 3.5%, with expectations for a decline to 2.7% growth in 2013. The multi-speed nature of Australia’s economy, with weakening domestic demand offset by a booming mining sector, creates unique challenges for the Reserve Bank of Australia (“RBA”), as monetary policy seeks to maintain low inflation and unemployment levels. Full year inflation of 2.2% remains comfortably within the RBA’s target band, providing room for further cuts to the current cash rate of 3.0% should the labour market continue to soften. Looking ahead, positive catalysts are apparent, as the recent rebound in coal and iron ore pricing, as well as stabilization of the Chinese economy, should translate into favourable trade balance readings in the near term and provide support for the Australian economy.

Latin America

The divergence in the pace of economic growth between Brazil and other South American countries remained prominent throughout 2012. Despite Banco Central do Brasil’s reduction in the SELIC monetary policy rate to a record low 7.25% and a weakening of the Brazilian real, efforts to spur stronger growth have yet to trigger a significant acceleration of economic

16    BROOKFIELD ASSET MANAGEMENT

activity. While the Brazilian economy grew 1.7% year-over-year in the fourth quarter of 2012, full year GDP growth was more muted at approximately 1%, compared with growth rates of 4% to 6% for Colombia, Chile and Peru. Efforts in Brazil to support growth via a combination of easing monetary policy and direct intervention in the foreign exchange market weakened the real by around 10% in 2012, with the currency now trading in a band from 2.0 to 2.1 real to the U.S. dollar. The Chilean and Colombian pesos remained relatively stable against the dollar while the Peruvian Nuevo Sol continued a long-term trend of appreciation.

Although falling since 2011, fourth quarter data indicated inflation increased in Brazil to a level near 6%, whereas Colombia, Chile and Peru continued to experience slowing inflation in a range of 2% to 3%. Labour markets in all four countries remained healthy, with Brazil and Chile continuing a downward trend in unemployment (5.3% and 6.2%, respectively) while Colombia (9.3%) and Peru (5.7%) remained stable. Moving forward, we expect the combination of low unemployment and rising inflation will lead to accelerating economic growth in Brazil through 2013 and 2014.

Europe and the United Kingdom

Authorities took additional steps to combat the Euro zone sovereign debt crisis during 2012, including increased credit market intervention by the European Central Bank (“ECB”) to provide liquidity to indebted governments and banks. This intervention, combined with the implementation of the European Stability Mechanism (“ESM”), a new 500 billion Euro rescue fund, lowered sovereign bond spreads and provided support for European equity markets. However, despite favourable developments in financial markets, recessionary conditions persisted in many European countries. Euro zone GDP contracted by 0.6% on an annualized rate during the fourth quarter of 2012, following a contraction of 0.3% in the third quarter. For the full year of 2012, GDP is expected to contract by 0.4%. The employment situation remained difficult, as the Euro zone unemployment rate ended 2012 at a record high level of 11.8%, up from 10.6% a year before. While inflation is muted and interest rates are supportive of growth, we believe the Euro zone economy will remain challenged in 2013. We expect flat to modest declines in GDP, as continued budget cuts and limited credit availability extend the current recession.

The UK experienced a second year of economic stagnation during 2012, as the nation weathered the dual challenges of fiscal austerity and above-target inflation. GDP growth was essentially flat on the year, as the economic growth spurred by the London Olympics and Queen’s Jubilee celebration was offset by ongoing pressures on real income levels. Additionally, inflation continued to trend above the Bank of England’s target levels, ending the year at a 2.7% rate. Despite these challenges, the labour market remained resilient, as 300,000 new jobs were forecast to have been created during the year, driving the unemployment rate down to 7.7% as of November 2012. Moreover, credit markets began to re-open, as banks worked through legacy loan issues and government lending initiatives took effect. While still well below previous levels, mortgage approvals improved and the housing market appeared to stabilize. Moving forward, while the economy is anticipated to grow modestly in 2013, we expect any recovery to be slow and grinding. Further monetary and fiscal measures appear likely, as the UK government and Bank of England attempt to combat below-trend economic growth while containing above-target inflation.

Asia

Following seven consecutive quarters of slowing growth, China’s economy began to rebound in the fourth quarter, supported by an improving manufacturing environment and strong retail sales. Fourth quarter GDP growth of 7.9% represented a sequential improvement over the third quarter and resulted in full year 2012 GDP growth of 7.8%. While results have slowed from the 9.3% GDP growth produced in 2011, the Chinese economy appears to have successfully weathered a soft landing. Conversely, the Japanese economy remained stagnant, with fourth quarter GDP declining by 0.5% following a 3.5% decline in the third quarter. However, the election of a new government, with a mandate to push through aggressive economic reform, boosted the Japanese stock market by 14% during the fourth quarter. The Yen depreciated by approximately 11% over the quarter, but is expected to rally should the Bank of Japan announce further measures to support economic growth, including higher targets for inflation.

Property

Global property markets continued to benefit from improving capital liquidity and low costs of financing throughout 2012, leading transaction activity to accelerate. New supply remained relatively benign during the year, providing a strong foundation for real estate fundamentals, while demand is anticipated to slowly rise as employment growth recovers.

Within the retail property sector, leasing fundamentals remain strong in the U.S., with particular demand from international retailers seeking to expand in the market. New store openings are at a four-year high, with minimal new supply coming online over the next decade. Despite concerns of secular changes impacting lower productivity malls, this segment of the retail sector continues to experience strong tenant demand. Furthermore, attractive opportunities remain to enhance the value of lower productivity malls through tailored business plans, targeted capital upgrades and improved merchandizing mix.

Within the office property sector there is reluctance among larger scale tenants to make leasing decisions unless pressured by pending large expirations or consolidation needs, due largely to lingering concerns over the health of the global economy and uncertainty over U.S. fiscal policy. Property fundamentals continue to rebound, particularly in markets focused upon technology and energy industries. Transaction activity continues to favour premier assets in gateway markets, leading to a widening valuation gap between prime and secondary assets and property markets. We expect this gap to narrow in the medium term, as investors recognize the potential value creation opportunity available in certain secondary markets.

2012 ANNUAL REPORT    17

The multi-family sector is benefiting from several key secular and fundamental trends, including declining home ownership rates, demand from echo-boomers and limited mortgage credit provision, which have resulted in strong rent and occupancy growth. Although permits for new multi-family developments are beginning to rise, historical evidence demonstrates that multi-family demand is driven largely by employment growth, which is expected to accelerate in the near term.

Leasing velocity in the industrial sector is also demonstrating strength, driven by the reconfiguration of supply chains as e-commerce tenants build their delivery platforms and as tenants consolidate into more efficient space to reduce costs.

In our view, real estate assets should perform well in an environment of rising interest rates and inflation caused by an improving economic climate. Such an environment should translate into meaningful employment growth, providing support for real estate fundamentals through higher levels of consumption and leasing activity.

Power

Despite indications of a strengthening economic recovery in the U.S., 2012 drew to a close with no significant increase in electricity demand over 2011. The substantial gains in gas-fired generation observed in the first half of the year began to recede through the latter half, with a reversal in fuel switching trends evident by year-end due to higher natural gas prices. On a weather-adjusted basis, 2012 demand mirrored that of the prior year, while actual demand was fractionally lower, due largely to the exceptionally mild conditions of the first quarter.

Over the full year, wholesale power markets in New York and New England were significantly down relative to 2011, recording the lowest average prices in over a decade. However, the markets began to recover in the fourth quarter, reflecting the return of natural gas prices to mid-$3/MMBtu levels at Henry Hub. From a capacity perspective, both markets are expected to remain more than comfortably supplied for several years.

Renewable power continued to enjoy a pricing premium over the levels implied by the gas price curve throughout 2012. Consumers and utility companies are recognizing the benefits of renewable power sources, including lower price volatility, eco-friendly production methods and protection against future policy initiatives, including potential CO2 pricing and enhanced regulation surrounding environmental emissions. Moving forward, we expect demand for renewable power to continue to rise, particularly as recent natural disasters have revived efforts within the U.S. to combat climate change.

Power demand in Brazil rebounded during 2012, growing at 4.5% year-over-year. However, industrial demand was stagnant, increasing by only 0.3% year-over-year from January through October. A severe drought reduced hydro inflows and storage, leading power prices higher. As a result, demand for thermal generation has increased, with much of the incremental supply coming from high-cost imported liquefied natural gas.

Growth in the incentivized free market, where power from small (<30 megawatt capacity) hydro plants can be sold, has been rapid. Broker quotes in the free market for conventional power to be delivered in 2014 and 2015 now reach a range of R$130 to $135 per megawatt hour (“MWh”) compared to R$100/MWh one quarter ago.

Infrastructure

The infrastructure asset class witnessed further privatization activity during 2012, as governments across the world sought to raise capital and introduce private sector discipline into asset operations. This trend is likely to continue, due to a combination of austerity measures in Europe, rating agency pressures, and budgetary constraints. A secondary trend of diversified conglomerates selling infrastructure assets such as pipelines, airports and toll roads is also likely to accelerate moving forward, as management teams recognize the benefits of placing pure-play infrastructure assets into the hands of dedicated infrastructure investors.

Global infrastructure markets continued to benefit from the economic recovery in most regions. Further developments in the U.S. energy sector resulted in significant change among North American energy infrastructure assets. This was driven primarily by shale gas exploration and production growth, as well as ongoing growth in the oil sands of western Canada, resulting in significant investment opportunities. Publicly listed infrastructure companies in the U.S., were active in this market during the year, and enjoy a favourable cost of capital advantage, as investors are attracted to the income and growth potential offered by these securities.

The performance of transportation assets was more mixed in 2012, as local economic activity drove operational performance. In southern Europe, many toll roads experienced significant traffic declines after having weathered the 2008-2009 crisis relatively well. Other assets in regions with stronger economic activity experienced relatively robust operational and financial metrics. These mixed results across the globe have been a powerful reminder that not all infrastructure assets are created equally and regional as well as asset-specific factors can vary significantly.

Regulation and government policies impacted infrastructure assets to varying degrees during the year. Some of the more noteworthy policy changes in recent years include proposed tax changes for European utilities and concessions and proposed changes to concession renewal terms for power assets in Brazil.

18    BROOKFIELD ASSET MANAGEMENT

Private Equity and Residential Development

Our private equity portfolio companies operate in a number of sectors, primarily in North America, and with a particular concentration in businesses whose performance is correlated with the U.S. homebuilding sector and the Alberta energy sector, while our residential development businesses operate primarily in select U.S. markets, the Alberta market in Canada, and in Brazil a number of major markets. Economic conditions continue to improve, driven primarily by recovery in the U.S. housing market. Additionally, the low interest rate environment and ongoing strength of the credit markets has enabled businesses to recapitalize their balance sheets, lowering overall borrowing costs and extending debt maturity profiles and favourable equity capital markets are permitting monetization of investments at attractive returns.

The Alberta energy sector, specifically oil and gas production and well servicing, was more challenging during 2012. Persistently high U.S. natural gas production and the absence of winter heating demand resulted in low realized commodity prices. Additionally, Canadian energy producers experienced discounted pricing for crude oil, resulting from steadily increasing continental supply.

Looking ahead, we expect commodity pricing will continue to face headwinds in 2013, although results may be mixed. We believe natural gas pricing is poised to improve, as gas rig counts remain at historical lows, natural gas generated electricity remains robust and North America returns to a normal winter weather cycle. However, we expect Canadian crude oil differentials to face ongoing pressure until infrastructure and export opportunities are realized.

As noted previously, we continue to see improvement in the U.S. housing sector. While regional markets in the U.S. progressed at slightly different rates of recovery, supply generally tightened and demand improved, leading to rising prices. The S&P/Case-Shiller index of U.S. property values in 20 cities posted a year-over-year increase of 6.8% in December 2012, one of the largest gains in home prices since mid-2006. Affordability remains high despite these price gains and we expect extremely low mortgage rates to continue to support home ownership.

Single family residential development operations in both Alberta and Ontario also performed well throughout 2012. Ongoing investment in the energy sector continued to support migration to Alberta, leading the province to the lowest unemployment rate in the country. Similarly, strong migration trends and current supply constraints continued to benefit the low-rise market in Toronto.

Moving forward, we anticipate a much improved U.S. housing market in the year ahead and a generally stable Canadian market. As momentum in the U.S. housing market accelerates and house prices rise, we expect our land assets will continue to appreciate in value. In many of our markets, a 10% increase in house prices may translate into a 20% to 30% increase in the underlying value of finished lots.

BASIS OF PRESENTATION AND KEY FINANCIAL MEASURES

Basis of Accounting

We are a Canadian corporation and are required to prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. We are listed on the Toronto Stock Exchange, New York Stock Exchange and Euronext and recognize that IFRS may not be the generally used accounting methodology for all readers of this report. A particularly notable feature of IFRS is the use of fair value accounting for assets such as commercial properties and other physical assets that are not fair valued under U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, the following discussion contains a summary of key features of IFRS that are particularly relevant to our financial statements and key financial measures. A complete summary of our significant accounting policies are described in Note 2 to our consolidated financial statements, which also contains a summary of critical judgments and estimates.

Consolidated Financial Information

Our consolidated financial statements to which this MD&A relates include the accounts of a number of the entities that we manage and invest in on a fully consolidated basis, as well as those which we present using the equity method of accounting.

We consolidate a number of entities even though we hold only a minority economic interest. This is the result of our exercising sufficient control over the affairs of these entities due to contractual arrangements. As a result, we include 100% of the revenues and expenses of consolidated entities in the corresponding line items in our consolidated statement of operations, even though a substantial portion of the net income of the entity is attributable to non-controlling interests. This does not impact net equity or net income attributable to Brookfield shareholders but it can significantly impact the financial statement presentation. For example, a large variance in revenues within a business which is largely owned by non-controlling interests may have a relatively small impact on net income attributable to shareholders.

Interests in entities over which we exercise significant influence, but where we do not exercise control, are accounted for as equity accounted investments. We record our proportionate share of their comprehensive income on a “one-line” basis as equity accounted income within net income and as equity accounted investments within other comprehensive income (“OCI”). As a result, our share of items such as fair value changes, that would be included with other fair value changes if the entity was consolidated, are instead included with the other components of net income of that entity within equity accounted income.

2012 ANNUAL REPORT    19

Certain of our consolidated subsidiaries and equity accounted investments do not utilize IFRS for their reporting purposes. The comprehensive income utilized by us is determined using IFRS and may differ significantly from the comprehensive income pursuant to the accounting principles reported by the investee. For example, IFRS requires a reporting issuer to fair value its investment properties such as office and retail properties, as described below, whereas other accounting principles such as U.S. GAAP may not. Accordingly, their stand-alone financial statements may differ from those which we consolidate.

Use of Fair Value Accounting

In accordance with IFRS, we account for a number of our assets at fair value. As at December 31, 2012 approximately 70% of our consolidated assets were carried at fair value and the remaining 30% were recorded at amortized historical cost or on another basis of accounting. We utilize a fair value measurement framework for our commercial properties, renewable power assets, and certain of our infrastructure and financial assets. Property, plant and equipment and inventory included within our private equity and residential development operations are recorded at amortized historic cost or the lower of cost and net realizable value. Public service concessions within our infrastructure operations are considered intangible assets and are amortized over the life of the concession. Other intangible assets and goodwill are recorded at cost or amortized cost. Equity accounted investments follow the same accounting principles as our consolidated assets and accordingly, include amounts recorded at fair value and amounts recorded on another basis depending on the nature of the underlying assets. The table on page 30 of this MD&A identifies the assets within our consolidated balance sheet that are carried at fair value.

We classify the vast majority all of our commercial property assets, including our office and retail property portfolios, as investment properties. Investment properties are revalued on a quarterly basis and the change in value is recorded as fair value changes within net income. Standing timber and agricultural assets are classified as sustainable resources and accounted for in a similar manner as investment properties. Depreciation is not recorded on investment properties or sustainable resources.

Our renewable power facilities are classified as property, plant and equipment and we have elected to record these assets at fair value using the revaluation method. Unlike investment properties, these assets are revalued only on an annual basis, and positive changes in value are recorded as revaluation surplus within OCI and accumulated within common equity. If a revaluation results in the fair value declining below the depreciated cost of the asset, then an impairment is charged to net income. Impairments of this nature may be subsequently reversed through increases in value. Depreciation is recorded on the revalued carrying values at the beginning of each year and recorded in net income. We also classify property, plant and equipment within our property and infrastructure operations using the revaluation method, however, property, plant and equipment within our other operations is accounted for using the depreciated historical cost method.

A significant amount of the carrying value of our infrastructure operations is recorded as intangible assets. These amounts typically represent the excess purchase price over the ascribed value of tangible assets on the acquisition of infrastructure businesses or assets, and reflect the value of the regulatory rate base or other characteristics. Intangible assets are carried at cost, subject to periodic impairment tests, and are amortized over their useful lives unless they are determined to have an indefinite life, in which case amortization is not recorded.

Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are carried at fair value in our financial statements and changes in their value are recorded in net income or OCI, depending on their nature and business purpose (i.e., whether a security is held for trading, is available-for-sale, or whether a financial contract qualifies for hedge accounting or not). The more significant and common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts; foreign exchange contracts; and agreements for the sale of electricity.

Key Financial Measures

Revenue

Many of the revenues from our asset management activities are not included in consolidated revenues because they are earned from entities that are consolidated in our financial statements and therefore are eliminated under IFRS consolidation principles. In addition, we do not recognize performance income such as carried interests that may have accrued due to investment performance until they are no longer subject to future events (i.e., claw-back provisions). Revenues in our construction business are recognized on a percentage-of-completion basis and include both our revenues as well as revenues derived by costs that are recoverable from sub-contractors which are offset by an equivalent amount recognized within direct costs.

We account for our office and retail property leases as operating leases and record the total amount of the contractual rent to be received over the life of the lease on a straight-line basis, which may differ from the actual amount of cash received in any given period. Rental revenues also include recoveries of operating expenses (recorded as direct costs), which are recognized in the period that such costs are charged to tenants. We also record certain revenues within our renewable power and infrastructure businesses on a straight-line basis.

Revenue from residential development activities is based on the completed project basis meaning that revenue is not recognized until such time as the risks and rewards of ownership have been transferred and the project is delivered. In the case of larger projects that are completed over several years, such as the residential condominiums developed in our Brazilian business or bulk lot sales, the resultant revenues and associated net income may be more irregular than those derived from the single family development activities that are typical within our North American business.

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Direct Costs include costs associated with our asset management activities, notwithstanding that most of the associated income is not included in revenue because the costs are incurred directly or indirectly by Brookfield whereas the revenues are earned from entities that we consolidate and therefore are eliminated on consolidation. Direct costs in our construction and office property lines of business include sub-contractor costs and tenant operating costs, respectively. Direct costs also include subsidiary corporate costs.

Equity Accounted Income represents our share of the components of net income recorded by investments over which we exercise significant influence, such as our investment in General Growth Properties (“GGP”), and is reported as a single line item in our consolidated statement of operations. GGP reports under a U.S. GAAP framework, which differs from IFRS primarily in respect of the accounting treatment of GGP’s retail mall portfolio. Under IFRS, we record GGP’s retail malls at fair value whereas GGP’s U.S. GAAP reporting follows the depreciated historical cost method, which may result in a significantly different net income than is reported by GGP in its standalone financial statements.

Interest Expense includes dividends declared on our capital securities, which are treated as liabilities under IFRS even though they are preferred shares, because they may be redeemed at the holder’s option after a specific date for a variable number of Class A Limited Voting Shares.

Corporate Costs represent costs that are not attributable to a specific reportable segment.

Fair Value Changes. As noted under “Use of Fair Value Accounting” on page 20, we carry at fair value our commercial properties, standing timber and agricultural assets, and certain financial instruments and power sales agreements that do not qualify as hedges. Changes in the values of these items are recorded as “fair value changes” in our consolidated statement of operations. We record our share of fair value changes recorded by equity accounted investees as a component of equity accounted income.

Depreciation and Amortization includes the depreciation of property, plant and equipment as well as the amortization of intangible assets. Two of the largest components of depreciation relate to renewable power and infrastructure facilities, which are revalued annually in OCI. Depreciation of these assets is based on their fair value at the beginning of each year. We do not record depreciation on assets that are classified as Investment Properties (i.e., commercial office and retail properties) or Biological Assets (i.e., standing timber and agricultural assets).

Income Taxes recorded in our consolidated statement of operations generally relate to income and expenses presented therein while income taxes in OCI relates to items in that statement such as revaluation of property, plant and equipment, available-for-sale financial assets and financial contracts elected for hedge accounting. Income tax expense includes current and deferred amounts. Current taxes represent amounts that are paid/payable or received/receivable in the current year while deferred taxes represent amounts that are not anticipated to become payable or receivable until subsequent fiscal years. Deferred taxes are typically much larger than current taxes because they relate to timing differences associated with the revaluation of assets in our financial statements (for which there is no corresponding change in the tax value) that will be realized over time in subsequent fiscal years through usage or sale. In addition, we maintain large pools of loss carry forwards and generate other forms of tax attributes each year that are available to reduce current taxes. Deferred tax expense is computed using the applicable local tax rate applied to the excess of an asset’s carrying value over its tax value and without discounting.

Non-controlling Interests. As noted above under “Basis of Accounting” we consolidate a number of partially owned entities because of our contractual rights as an asset manager, even though in some cases we own less than 50%. Accordingly, the net income, other comprehensive income and equity of these and other consolidated entities that is attributable to the other investors in these entities are reported on one line as “non-controlling interests” while the associated revenues, expenses, other comprehensive income, assets and liabilities are presented on a “gross” basis within the corresponding line items in our financial statements.

Valuation Items – Other Comprehensive Income include revaluations of property plant and equipment, such as our power generating facilities and certain infrastructure assets, as well as changes in the values of financial contracts and power sales agreements that qualify for hedge treatment, changes in the value of available-for sale securities and equity accounted other comprehensive income, as well as our share of similar items recorded by equity accounted investments.

Use of Non-IFRS Measures

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. These measures are used primarily in Part 3 of the MD&A. We utilize these non-IFRS measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within Part 3 of this MD&A and elsewhere as appropriate.

2012 ANNUAL REPORT    21

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED ANNUAL FINANCIAL INFORMATION

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2012	2011	2010	2012 vs 2011	2011 vs 2010
CONDENSED STATEMENT OF OPERATIONS
Revenues	$18,697	$15,921	$13,623	$2,776	$2,298
Direct costs	(13,909)	(11,906)	(9,892)	(2,003)	(2,014)
Equity accounted income	1,243	2,205	765	(962)	1,440
Expenses
Interest	(2,497)	(2,352)	(1,829)	(145)	(523)
Corporate costs	(158)	(168)	(188)	10	20
Valuation items
Fair value changes	1,150	1,386	1,651	(236)	(265)
Depreciation and amortization	(1,263)	(904)	(795)	(359)	(109)
Income taxes	(516)	(508)	(140)	(8)	(368)

Net income	2,747	3,674	3,195	(927)	479
Non-controlling interests	(1,367)	(1,717)	(1,741)	350	24

Net income attributable to shareholders	$1,380	$1,957	$1,454	$(577)	$503

Net income per share	$1.97	$2.89	$2.33

CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME
Valuation items	$1,626	$1,920	$(906)	$(294)	$2,826
Foreign currency translation	(111)	(837)	653	726	(1,490)
Taxes on above items	(434)	(147)	448	(287)	(595)

Other comprehensive income	1,081	936	195	145	741
Non-controlling interests	(564)	(141)	(421)	(423)	280

Other comprehensive income attributable to shareholders	517	795	(226)	(278)	1,021

Comprehensive income attributable to shareholders	$1,897	$2,752	$1,228	$(855)	$1,524

AS AT DECEMBER 31 (MILLIONS)
BALANCE SHEET INFORMATION
Consolidated assets	$108,644	$91,022	$78,131	$17,622	$12,891
Borrowings and other long-term financial liabilities	51,782	42,311	37,487	9,471	4,824
Equity	44,251	37,399	29,192	6,852	8,207

Dividends declared for each class of issued securities for the three most recently completed years are presented on page 33.

22    BROOKFIELD ASSET MANAGEMENT

ANNUAL FINANCIAL PERFORMANCE

The following section contains a discussion and analysis of line items presented within our consolidated financial statements. We have disaggregated several of the line items into the amounts that are attributable to our various business segments in order to facilitate the review of variances.

The financial data in this section has been prepared in accordance with IFRS for each of the three most recently completed financial years. Our presentation currency and functional currency was the U.S. dollar throughout each of these years. There were no changes in accounting principles that have had a material impact on the comparability of the results between financial years.

The condensed statement of operations on page 22 presents the results of consolidated entities on a 100% basis even though in many cases we own a much smaller interest. The amount of the net income of these partially owned entities that accrues to other shareholders is recorded as non-controlling interests. Accordingly, the impact of acquisitions and fair value changes within partially owned entities will often have a disproportionately larger impact on individual line items than it will on net income attributable to shareholders, once changes in non-controlling interests are taken into consideration. Similarly, changes in ownership that give rise to consolidation or deconsolidation can also have a significant impact on variances between reporting periods, as our proportionate share of the revenues and expenses of equity accounted investments are reported on a net basis as equity accounted income, as opposed to consolidation.

Overview

We reported net income attributable to shareholders of $1.38 billion in 2012, compared to $1.96 billion in 2011 and $1.45 billion in 2010. On a per share basis, net income per share was $1.97, $2.89 and $2.33 in those three years, respectively. The most significant contributor to the fluctuations in net income over the three years was the amount of fair value changes recorded in each year, including our proportionate share of fair value gains recorded by equity accounted investments.

2012 vs. 2011

Net income attributable to shareholders decreased by $577 million year-over-year. The decline is due primarily to a lower level of equity accounted income, which in turn reflects a lower amount of fair value changes recorded by the investees. This was partially offset by the contribution from recently acquired property and infrastructure assets, which led to increased revenues and direct costs, as well as increases in interest expense and non-controlling interests attributable to acquisition and development borrowings and capital from non-controlling interests.

The largest single factor was a decrease of $422 million in the equity accounted income from General Growth Properties (“GGP”) in 2012 compared to 2011, almost all of which was attributable to shareholders. The decrease reflects our share of the reduced amount of fair value gains recorded on GGP’s investment properties in 2012 relative to 2011. We also recorded a lower level of fair value gains in equity accounted commercial office properties relative to 2011 in part due to the consolidation of our U.S. Office Fund part way through that year.

Fair value changes related to units held by others in our renewable power fund resulted in a $376 million downward fair value change in 2011 following an increase in the quoted market price of the units. These units were recorded as liabilities prior to the reorganization of the fund in late 2011, and were subsequently recorded as non-controlling interests reflecting changes in the terms of the units upon reorganization. Accordingly, there were no such charges in 2012.

Same store rents increased in both our office and retail portfolios by 3% and 6%, respectively, and net income was also positively impacted by the contribution from recently acquired properties and the completion of the 1 million square foot Brookfield Place in Perth beginning in the second quarter of 2012. The contribution from our existing hydroelectric and wind energy generation facilities was negatively impacted by lower generation levels as a result of poor water flows; however this was partially offset by the contribution from recently acquired and commissioned facilities.

Our infrastructure business recorded increased revenues and earnings from several acquisitions and capital expansion projects completed since the beginning of 2011, notably the expansion of our Western Australian rail lines.

Our private equity and residential development operations recorded increased revenues and earnings from operations that have benefitted from the ongoing U.S. housing recovery, notably our operations and North American residential operations; however our Brazilian residential development business reported lower revenues and operating losses as a result of a slowdown in project completions and increased development costs.

2011 vs. 2010

Net income attributable to shareholders increased by $503 million year-over-year. The variance was due mostly to our proportionate share of fair value changes recorded by equity accounted investments.

The largest single factor was the acquisition of GGP in late 2010. We recorded $1,401 million of equity accounted income from GGP in 2011 compared to $nil in 2010, representing an increase of $1.4 billion which was almost entirely attributable to shareholders. The income includes our share of fair value gains recorded by General Growth Properties in 2011, which was particularly large following the emergence of the company from bankruptcy, the installation of a new management team and

2012 ANNUAL REPORT    23

strategy and continued improvement in tenant sales, as well as improved valuations of high-quality retail properties as an asset class. We also recorded our proportionate share of the revenues from GGP’s retail properties less direct costs within equity accounted income, which represented a positive contribution to net income relative to 2010.

We recorded an increased amount of fair value gains on our commercial office properties arising from increasing cash flows and decreases in discount rates and terminal capitalization rates that reflected lower risk-free rates and improved valuations of high-quality commercial office properties as an asset class.

These gains were more than offset by a decline of $534 million in gains related to power sales contracts that were not accounted for as hedges between 2010 and 2011, most of which was attributable to shareholders. We recorded large gains in 2010 following a decrease in short-term market prices which increased the value of the contracts because they enabled us to sell power at higher prices. We adopted hedge accounting for several of our power sales agreements in 2011 with the result that mark-to-markets in this year were recorded as a component of OCI. Offsetting this variance was an increase in the negative mark-to-market of units held by others in our Renewable Power Fund following an increase in the quoted market price of the units.

We recorded a $405 million gain on the purchase of an infrastructure business in late 2010, which also gave rise to a decrease in fair value gains in 2011 relative to 2010 as we did not record a similar gain of this magnitude in 2011.

Our commercial office properties reported increases in same store sales relative to 2010. Net income also benefitted from improved results within our infrastructure reflecting the contribution from acquisitions and capital expansion projects.

Estimated impact of foreign currency translation on our consolidated financial results

The impact of currencies on our results was mixed, with the average rate over the year increasing for the Australian dollar and declining for both the Canadian dollar and the Brazilian real. The impact on common equity is reflected in the foreign currency translation component of other comprehensive income, which is discussed on page 29.

The relevant average exchange rates that impact our business are shown in the following table:

	Year-end Spot Rate			Average Annual Rate
	2012	2011	2010	2012	2011	2010
Australian dollar	1.0395	1.0205	1.0233	1.0357	1.0329	0.9209
Brazilian real	2.0435	1.8758	1.6662	1.9546	1.8000	1.6967
Canadian dollar	1.0079	0.9787	1.0017	1.0004	1.0109	0.9709

Statement of Operations

Revenues

The following table presents consolidated revenues disaggregated into our business segments consistent with Note 3 to our consolidated financial statements in order to facilitate a review of year-over-year variances:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Asset management and other services	$4,520	$3,535	$2,374	$985	$1,161
Property	3,982	2,760	2,659	1,222	101
Renewable power	1,179	1,128	1,161	51	(33)
Infrastructure	2,109	1,725	962	384	763
Private equity and residential development	6,900	6,740	6,006	160	734
Corporate activities	230	311	623	(81)	(312)
Eliminations and adjustments[1]	(223)	(278)	(162)	55	(116)

Total consolidated revenues	$18,697	$15,921	$13,623	$2,776	$2,298

1.	Adjustment to eliminate base management fees and interest income earned on/from entities that we consolidate. See Note 3 to our consolidated financial statements

Acquisitions can have a significant impact on revenues, as can changes in the basis of presentation of businesses such as between consolidation and equity accounting following changes in ownership. Revenues from our property and infrastructure assets tend to be relatively consistent between periods because they are largely determined by contractual arrangements; whereas renewable power revenues can be impacted by changes in water availability. Construction and property services revenues fluctuate significantly with the award of large contracts, and the revenues within our private equity and residential development operations can vary in line with changes in the level of economic activity.

24    BROOKFIELD ASSET MANAGEMENT

2012 vs. 2011

Asset management and other services revenues increased by approximately $1.0 billion of which approximately $680 million relates to increases in construction revenues reflecting an increase in the number and scale of projects under construction, and approximately $200 million relates to increases in property services revenue reflecting the acquisition of a large U.S. relocation and property brokerage business in late 2011.

Property revenues increased by approximately $1.2 billion due to the acquisition of two large resort properties in March 2011 and April 2012, the consolidation of our U.S. Office Fund and Brookfield Place New York in the second half of 2011 and the completion of Brookfield Place Perth in May 2012.

Renewable power generation revenues were virtually unchanged as the contribution from acquired and commissioned facilities was offset by lower generation following unusually low water conditions during the second and third quarters of 2012.

Infrastructure revenues increased by approximately $380 million as a result of a number of acquisitions during the year, as well as the completion of expansion projects, offset by the impact of lower volumes and pricing on our timber revenues.

The increase in revenues within our private equity and residential development segment were principally due to the impact of higher prices and increased volumes on our panelboard operations, although this was largely offset by a lower dollar volume of project completions within our Brazilian residential development operations compared to 2011.

2011 vs. 2010

Asset management and services revenues increased by approximately $1.2 billion primarily as a result of an increase in construction activity as work-in-hand grew to $5.4 billion in 2011 from $4.3 billion in 2010.

Property revenue increased by approximately $100 million as a result of new leasing activity at higher average in-place net rents and currency appreciation in our Australian and Canadian properties. The consolidation of the U.S. Office Fund and other property acquisitions during the second half of the year contributed to the increase but were offset by reduced occupancies in the United States.

Renewable power generation revenues were relatively consistent with 2010 as weaker hydrology conditions in eastern Canada offset the contribution from acquired and commissioned facilities, and pricing for our generation in the northeastern United States, not subject to long-term power contracts, declined in 2011. This was offset partially by a Brazilian hydroelectric acquisition and the practical completion of a wind facility in eastern Canada.

Infrastructure revenues increased by approximately $750 million primarily due to the consolidation of businesses following the Prime Infrastructure merger in addition to increases in our utility and timber operations but was partially offset by a decline in our transport and energy revenues.

The increase in revenues in our private equity and residential development segment was due to an increase in the number of projects completed in our Brazilian residential development operations.

Direct Costs

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Asset management and other services	$4,171	$3,280	$1,954	$891	$1,326
Property	1,812	1,077	1,120	735	(43)
Renewable power	475	379	413	96	(34)
Infrastructure	1,138	908	698	230	210
Private equity and development	6,105	6,129	5,340	(24)	789
Corporate activities	114	46	268	68	(222)
Eliminations and adjustments[1]	94	87	99	7	(12)

	$13,909	$11,906	$9,892	$2,003	$2,014

1.	Adjustment to reallocate unallocated segment costs

Direct costs within our asset management and other services and residential development operations are primarily variable in nature and increase or decrease in line with changes in revenues. Most of our other direct costs are fixed in nature, and therefore variances tend to relate to acquisitions or dispositions of assets or businesses, or a change in the basis of accounting (i.e., from equity accounting to consolidation). For example, we acquired a controlling interest in our U.S. Office Fund in August 2011, resulting in increased property direct costs in 2012. Changes in currency rates also impact the U.S. equivalent of costs incurred in foreign jurisdictions, particularly Australia, Brazil and Canada.

2012 ANNUAL REPORT    25

2012 vs. 2011

The increase in direct costs within our asset management and other services segment reflects an approximate $700 million increase in direct costs within our construction services business reflecting a greater number of projects relative to 2011 in addition to increases in direct costs within our property services business due to the acquisition of a large relocation and property brokerage business in late 2011.

Property related direct costs increased by approximately $740 million primarily due to the acquisition of two large resort properties. In addition, the consolidation of the U.S. Office Fund, Brookfield Place New York and other acquisitions contributed to the increase. The two large resort properties acquired in March 2011 and April 2012 have large operating costs relative to office and retail properties due to the nature of their business related in particular to much larger work forces.

Direct costs within our renewable power operations increased by approximately $100 million primarily relating to acquisitions and the impact of increased foreign exchange rates on our Brazilian and Canadian operations.

The increase in our infrastructure direct costs of $230 million reflects additional costs incurred within newly acquired businesses in addition to costs associated with completed expansion projects.

The decrease in our private equity and residential development segment reflects a lower amount of deliveries recorded within our Brazilian residential operations offset by increases in costs associated with the increased production experienced at our panelboard operations.

2011 vs. 2010

Direct costs within our asset management and other services segment increased by approximately $1.3 billion due principally to increases in construction activity.

Property related direct costs remained relatively flat as the impact of the consolidation of the U.S. Office Fund, Brookfield Place New York and other acquisitions in the second half of 2011 were offset by decreases in costs associated with the sale of properties in Boston and New Jersey.

Direct costs within our infrastructure operations increased by approximately $200 million principally due to a merger transaction in November 2010 that resulted in the consolidation of several businesses that were previously equity accounted.

Direct costs within our private equity and residential development segment increased by approximately $800 million largely due to a higher number of projects and acquisitions in our residential development operations as well as the consolidation of entities that were previously equity accounted following increases in our ownership levels.

Equity Accounted Income

Equity accounted earnings represent our share of the net income reported by equity our accounted investments.

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2010	2012 vs 2011	2011 vs 2010
General Growth Properties	$979	$1,401	$—	$(422)	$1,401
U.S. Office Fund[1]	—	437	366	(437)	71
Other U.S. office properties	198	216	296	(18)	(80)
Infrastructure operations	15	115	12	(100)	103
Other	51	36	91	15	(55)

	$1,243	$2,205	$765	$(962)	$1,440

1.	Excludes income from equity accounted investments within the U.S. Office Fund

Equity accounted income increased by $1.4 billion between 2010 and 2011 and declined by $1.0 billion between 2011 and 2012. The increase between 2010 and 2011 was due primarily to the acquisition in late 2010 of our investment in General Growth Properties (“GGP”). The decrease in the contribution from GGP in 2012 was due almost entirely to a lower level of fair value gains recorded in respect of increases in the value of the company’s retail properties, and was offset in part by an increase in our proportionate share of the net operating income produced by GGP.

We began consolidating the results of our U.S. Office Fund in August 2011 and accordingly did not record any equity accounted income from that time on, although we did begin to record equity accounted income from partially owned properties within the fund. Notwithstanding the shortened ownership period during 2011 relative to 2010, the income recorded on this investment increased reflecting a higher level of fair value gains on increases in the value of the underlying office properties as well as increased net operating income due to improved leasing.

The changes in the amount of equity accounted income from infrastructure operations over the three years is due primarily to a larger amount of fair value gains recorded in respect of transmission operations in 2011 relative to 2010 and 2012.

26    BROOKFIELD ASSET MANAGEMENT

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability, with the exception of corporate borrowing expense, which includes expenses in respect of subsidiary liabilities that are guaranteed by the Corporation:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Corporate borrowings	$209	$197	$178	$12	$19
Non-recourse borrowings
Property-specific mortgages	1,808	1,724	1,266	84	458
Subsidiary borrowings	405	337	291	68	46
Capital securities	75	94	94	(19)	—

	$2,497	$2,352	$1,829	$145	$523

Interest expense from corporate borrowings increased over the three years due to higher average consolidated borrowing levels over the years, as well as slightly higher exchange rates on Canadian dollar borrowings.

The consolidation of our U.S. Office Fund in 2011, resulted in our recording its interest expenses in our consolidated results, whereas previously it was presented on a net basis within equity accounted results giving rise to increases in property-specific and subsidiary borrowing expenses between the three years. Similarly, we began to consolidate a number of infrastructure operations in late 2010, which contributed to the increase in consolidated interest expense during 2011.

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates generally have minimal short-term impact on our cash flows.

Fair Value Changes

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Investment property	$1,276	$1,477	$835	$(201)	$642
Sustainable resources	132	292	148	(160)	144
Power contracts	9	54	588	(45)	(534)
Infrastructure	—	—	405	—	(405)
Redeemable units	(11)	(376)	(159)	365	(217)
Interest rate contracts	(81)	(64)	(58)	(17)	(6)
Private equity	(119)	(74)	11	(45)	(85)
Other	(56)	77	(119)	(133)	196

	$1,150	$1,386	$1,651	$(236)	$(265)

2012 vs. 2011

Fair value gains from changes in investment property values totalled $1.3 billion in 2012 compared to $1.5 billion in 2011, representing a decrease of $0.2 billion. Changes in the value of our global office portfolio were $0.9 billion, compared to $1.2 billion in 2011 representing a decrease of $0.3 billion. In each year the changes were due primarily to lower discount and terminal capitalization rates as well as increases in projected cash flows.

Fair value changes on redeemable units contributed a positive variance of $0.4 billion. We recorded a valuation charge of $363 million in 2011 that related primarily to increases in the stock market price of units held by others in our listed renewable power entity, which we were required to record as a liability and mark-to-market. Following the reorganization of this entity into Brookfield Renewable Energy Partners L.P. in late 2011, the successor units are now treated as non-controlling interests and no longer marked to market.

2011 vs. 2010

We recorded a $0.6 billion increase in the amount of investment property gains, mostly related to our global office portfolio which in turn reflected both lower discount rates and higher projected cash flows.

We recorded a large mark-to-market gain in 2010 on the revaluation of long-term power sales agreements and which increased in value when electricity prices decreased relative to the price that we were able to sell the power under the contracts. We elected hedge accounting for the agreement in 2011 and accordingly changes in fair value are now recorded in OCI.

2012 ANNUAL REPORT    27

We recorded a $405 million gain within our infrastructure operations during 2010 relating to the purchase of a large infrastructure business at a discount to fair values, and the negative mark-to-market on redeemable units was $217 million higher in 2011 due to a larger increase in the stock market price of our listed renewable power entity than what occurred in 2010.

Depreciation and Amortization

Depreciation and amortization is summarized in the following table:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Renewable power	$499	$455	$488	$44	$(33)
Private equity	251	227	197	24	30
Infrastructure	248	147	33	101	114
Property	225	33	12	192	21
Asset management and corporate	40	42	65	(2)	(23)

	$1,263	$904	$795	$359	$109

Depreciation relates mostly to our renewable power generating operations, with smaller amounts arising from infrastructure operations and industrial businesses held within our private equity operations. We do not recognize depreciation or depletion on our commercial office and retail properties, standing timber, and agricultural assets, respectively, as these assets are classified as investment properties and revalued on a quarterly basis in net income as part of “fair value changes.”

Depreciation and amortization on our renewable power facilities increased by $44 million in 2012 compared to 2011, following a decrease of $33 million in the preceding year. We recorded increases in the value of our power facilities at the end of 2011, which increased the amount of depreciation during 2012 whereas we reduced the value of the facilities at the end of 2010, which led to a lower amount of depreciation in 2011. Acquisitions and commissioning of new assets contributed to increases in depreciation in each year.

Private equity depreciation is primarily the depreciation of assets owned by investments held in our private funds.

Infrastructure depreciation and amortization increased by $101 million between 2011 and 2012 due to increased asset valuations, acquisitions and the commencement of depreciation on developments coming on line. The increase of $114 million between 2010 and 2011 is due to the consolidation of several operating units in late 2010.

Although most of our property assets are considered investment properties and are not depreciated under IFRS, we acquired hotel operations in 2011 and 2012, which are considered property plant and equipment and utilize the revaluation method. The increase in depreciation in 2012 is a result of depreciation and amortization recorded on tangible and intangible assets within these operations.

Income Taxes

2012 vs. 2011

The provision for income taxes in the statement of operations increased slightly to $516 million in 2012 from $508 million in 2011. The change from prior year is attributable to various items including the $71 million income tax expense in 2011 reflecting the decrease in value of deferred tax assets arising from a decline in the Canadian corporate income tax rate which did not recur in 2012 offset by a $132 million income tax expense in the current year resulting from an internal reorganization within our property operations.

2011 vs 2010

The provision for income taxes in the statement of operations increased to $508 million in 2011 from $140 million in 2010. This increase was attributable to various items including (i) a one-time derecognition of deferred tax liabilities of $149 million in 2010 in our property operations which arose from the wind-up of a joint venture arrangement; (ii) the $71 million expense in 2011 referred to above; and (iii) larger increases in the fair value of assets relative to their tax basis in 2011 than what occurred in 2010, as reflected in the variance in fair value changes between the two periods.

Non-Controlling Interests

Net income attributable to non-controlling interests decreased by $350 million from 2011 to 2012 and was relatively unchanged between 2010 and 2011. The decrease during 2012 reflects the decline in net income prior to non-controlling interests of $927 million, which is attributable to the variances discussed in this section. Net income prior to non-controlling interests increased by $479 million between 2010 and 2011. A corresponding change in non-controlling interests did not occur because these interests participate in each area of our business to different extents. For example, in 2011 we recorded a large increase in equity accounted income relating to our investment in General Growth Properties, which accrues almost entirely to Brookfield.

28    BROOKFIELD ASSET MANAGEMENT

Other Comprehensive Income

Revaluation Items

2012 vs. 2011

Fair value changes in OCI during 2012 included a $825 million increase in the valuation of our renewable power facilities reflecting the positive impact of lower discount rates offset in part by the impact of lower price forecasts on projected cash flows. The 2011 results included a $2.3 billion gain, which reflected a larger decrease in discount rates than in 2012.

We recorded an approximate $350 million increase in the valuation of our Western Australian rail project following a $276 million gain in 2011. The gains reflect the completion in stages of a major capital expansion. The revaluation of property plant and equipment in other infrastructure units resulted in a further $200 million of fair value gains in 2012, reflecting capital improvements, lower discount rates and improved cash flows.

2011 vs. 2010

Fair value gains included in other comprehensive income include an increase of $2.3 billion in the carrying value of our renewable power assets, reflecting increases in the property, plant and equipment which were partially offset by a reduction in the carrying values of associated power sales agreements. Revaluation gains also include $300 million in respect of renewable power development projects that was not previously included in IFRS fair values.

Other items in OCI include changes in the fair values of contracts pursuant to which we manage interest rate and currency risks, which occurred primarily in our property and corporate segments.

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investment in non-U.S. operations in other comprehensive income. As at December 31, 2012, our IFRS net equity of $18.2 billion was invested in the following currencies, principally in the form of net investments which are revalued through other comprehensive income: United States – 56%; Australia – 16%; Brazil – 14%; Canada – 7%; and other – 7%. From time to time, we utilize financial contracts to adjust these exposures. Changes in the value of currency contracts that qualify as hedges are included in foreign currency translation. During 2012, the value of the Brazilian real declined by 9% compared to the U.S. dollar, which resulted in a loss of $111 million after considering the impact of other currency movements and hedging activities. During 2011, the value of our principal non-U.S. currencies (Australia, Brazil and Canada) all declined against the U.S. dollar, giving rise to a total decrease of $837 million after the mitigating impact of hedges, or $443 million after non-controlling interests.

Income Taxes

2012 vs. 2011

The provision for income taxes in the statement of other comprehensive income increased to $434 million in 2012 from $147 million in 2011, representing an increase of $287 million. The prior year’s amount includes a $327 million recovery resulting from the formation of Brookfield Renewable Energy Partners L.P. in that year.

2011 vs 2010

The provision for income taxes in the statement of other comprehensive income was an expense of $147 million in 2011 compared to a recovery of $448 million in 2010. The $595 million increase is mainly attributable to increases in the fair value of assets relative to their tax basis that are recorded in other comprehensive income in 2011. The recovery in 2010 is largely due to a decrease in the revaluation of property plant and equipment in our renewable power operations that reduced the amount by which the book values exceeded the related tax basis.

Non-controlling Interests

Non-controlling interests in other comprehensive income declined by $423 million between 2011 and 2012, notwithstanding an increase in total other comprehensive income of $145 million. A greater proportion of fair value gains occurred within business units that had larger non-controlling ownership interests, whereas several business units that experienced a decrease in fair value gains year-over-year where those in which we had a greater interest. The variances between 2010 and 2011 represent similar anomalies.

2012 ANNUAL REPORT    29

FINANCIAL PROFILE

Consolidated Assets

The following table disaggregates our consolidated balance sheet for the past three year-ends into assets that are carried at fair value and those that are carried on another basis such as historical cost:

	Carried at Fair Value Basis			Carried on Other Basis			Total Consolidated Assets
AS AT DECEMBER 31 (MILLIONS)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Investment properties	$ 33,161	$ 28,366	$ 22,163	$ —	$ —	$ —	$ 33,161	$ 28,366	$ 22,163
Property, plant and equipment	28,202	20,036	15,953	2,912	2,796	2,567	31,114	22,832	18,520
Sustainable resources	3,283	3,155	2,834	—	—	—	3,283	3,155	2,834
Investments	8,487	7,272	5,124	3,202	2,129	1,505	11,689	9,401	6,629
Cash and cash equivalents	—	—	—	2,844	2,027	1,713	2,844	2,027	1,713
Financial assets	2,630	2,314	2,343	481	1,459	2,076	3,111	3,773	4,419
Accounts receivable and other	1,614	1,502	1,823	5,331	5,221	6,046	6,945	6,723	7,869
Inventory	—	—	—	6,579	6,060	5,849	6,579	6,060	5,849
Intangible assets	—	—	—	5,764	3,968	3,805	5,764	3,968	3,805
Goodwill	—	—	—	2,490	2,607	2,546	2,490	2,607	2,546
Deferred income tax asset	—	—	—	1,664	2,110	1,784	1,664	2,110	1,784

	$ 77,377	$ 62,645	$ 50,240	$ 31,267	$ 28,377	$ 27,891	$ 108,644	$ 91,022	$ 78,131

Consolidated balance sheet assets increased to $108.6 billion at the end of 2012. This represents an increase of $17.6 billion over the 2011 year-end, which followed a $12.9 billion increase between 2010 and 2011. The increases relate primarily to investment properties, property, plant and equipment, and investments and reflect acquisitions and fair value changes. In addition, the consolidation of investments that were previously equity accounted resulted in an increase in consolidated assets.

We do not fair value our equity accounted investments under IFRS; however, certain of our investments own assets that are recorded at fair value. This includes, for example, our investment in General Growth Properties, in which we record GGP’s investment properties at fair value on an quarterly basis. We have separated investments into those in which the underlying assets are recorded at fair value or amortized cost in the above table to provide a more a complete analysis for users.

Investment Properties and Property, Plant and Equipment

The following table presents the major contributors to the year-over-year variances for our investment properties and property, plant and equipment balances:

			Property, Plant and Equipment
	Investment Properties		Renewable Power		Infrastructure		Property		Private Equity and Other
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Balance, beginning of year	$28,366	$22,163	$14,727	$12,443	$4,669	$3,510	$ 640	$—	$2,796	$2,567
Fair value changes	1,276	1,477	830	2,319	706	424	4	—	(58)	27
Depreciation	—	—	(489)	(453)	(201)	(88)	(166)	—	(283)	(197)
Acquisitions	4,508	7,288	1,530	852	3,472	1,034	2,490	640	469	668
Dispositions	(1,136)	(2,150)	(20)	(35)	(48)	(127)	—	—	(64)	(225)
Foreign currency translation	147	(412)	(46)	(399)	104	(84)	—	—	52	(44)

Net increase	4,795	6,203	1,805	2,284	4,033	1,159	2,328	640	116	229

Balance, end of year	$ 33,161	$ 28,366	$ 16,532	$ 14,727	$ 8,702	$ 4,669	$ 2,968	$ 640	$ 2,912	$ 2,796

Acquisitions and developments were the major contributor to increases along with fair value gains and increases revaluation surplus. In addition, we consolidated our U.S. Office Fund in 2011, which added $4 billion of consolidated assets in that year, and consolidated a number of infrastructure businesses in late 2010 following an increase in ownership of those businesses.

30    BROOKFIELD ASSET MANAGEMENT

Investments

Note 8 to our consolidated financial statements presents a listing of our investments in associates and equity accounted joint ventures. Investments increased by $2.3 billion during 2012 and by $2.8 billion during 2011. The 2012 increase relates primarily to our share of the undistributed net income recorded by General Growth Properties, including fair value gains. We also acquired several equity accounted investments within our infrastructure operations. The 2011 increase includes $3.1 billion relating to our investment in GGP, which includes our share of undistributed net income, including fair value gains, as well as the acquisition of $1.7 billion of additional equity of GGP in early 2011. This increase was offset by the consolidation during 2011 of the U.S. Office Fund, which was carried at $1.8 billion at the end of 2010.

Borrowings and Other Long-term Financial Liabilities

We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy. Liabilities are disaggregated into current and long-term components in the relevant notes to our consolidated financial statements.

AS AT DECEMBER 31 (MILLIONS)	2012	2011	2010	2012 vs 2011	2011 vs 2010
Corporate borrowings	$3,526	$3,701	$2,905	$(175)	$796
Non-recourse borrowings
Property-specific borrowings	33,648	28,415	23,454	5,233	4,961
Subsidiary borrowings	7,585	4,441	4,007	3,144	434
Long-term accounts payable and other liabilities[1]	5,407	3,771	3,852	1,636	(81)
Capital securities	1,191	1,650	1,707	(459)	(57)
Other long-term financial liabilities	425	333	1,562	92	(1,229)

	$51,782	$42,311	$37,487	$9,471	$4,824

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 15 to our Consolidated Financial Statements for 2012 and 2011 balances

The increase in property-specific borrowings of $5.2 billion during 2012 is due primarily to acquisitions within our property and infrastructure operations. The increase of $5.0 billion during 2011 reflects the consolidation of debt held within our U.S. Office Fund, which was equity accounted at the end of 2010, and acquisitions within our Private Equity operations.

The increase in subsidiary borrowings of $3.1 billion during 2012 reflects acquisitions as well as the issuance of long-term corporate bonds by our managed listed issuers.

Accounts payable and other liabilities with a maturity greater than one year increased in 2012 as a result of long-term liabilities assumed on acquisitions within our property and infrastructure operations and continued expansion of our residential development operations.

We redeemed $506 million of capital securities during 2012 with the proceeds from the issuance of preferred shares at lower rates.

Other long-term liabilities represent interests of others in consolidated funds that are classified as liabilities because they contain terms such as redemption features. We reorganized our Renewable Power Fund in 2011 with the result that the units held by other investors were reclassified as non-controlling interests and therefore no longer treated as long-term liabilities. These units represented $1.4 billion of long-term liabilities at the end of 2010.

Equity

Shareholders’ equity increased by $6.9 billion during 2012 following an $8.2 billion increase during 2011. Increases in non-controlling interests provided $4.7 billion of the increase in 2012 and $3.8 billion of the 2011 increase. In each year this reflects the acquisition of consolidated businesses, particularly within our infrastructure operations in 2012 as well as the undistributed comprehensive income and increases in revaluation surplus attributable to non-controlling interests, including fair value changes, which totalled $1.9 billion in each of 2012 and 2011 and $2.2 billion in 2010. Common equity increased by $1.4 billion in 2012, reflecting comprehensive income for shareholders and increases in revaluation surplus less shareholder distributions. The 2011 increase in common equity of $3.9 billion includes similar items as 2012 as well as the issuance of $1.5 billion in common equity net of share buybacks.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

2012 ANNUAL REPORT    31

QUARTERLY FINANCIAL PERFORMANCE

Total revenues, net income for the eight most recent quarters are as follows:

	2012				2011
THREE MONTHS ENDED (MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$5,622	$4,644	$4,411	$4,020	$4,122	$4,423	$3,963	$3,413
Direct costs	(4,380)	(3,407)	(3,272)	(2,850)	(3,035)	(3,452)	(2,964)	(2,455)
Equity accounted income	339	256	258	390	584	393	1,017	211
Expenses
Interest	(637)	(593)	(613)	(654)	(620)	(622)	(564)	(546)
Corporate costs	(40)	(41)	(35)	(42)	(40)	(42)	(43)	(43)
Valuation items
Fair value changes	415	493	(100)	342	434	330	374	248
Depreciation and amortization	(352)	(327)	(287)	(297)	(228)	(224)	(231)	(221)
Income taxes	(191)	(153)	17	(189)	(257)	(90)	(124)	(37)

Net income	$776	$872	$379	$720	$960	$716	$1,428	$570

Net income for shareholders	$492	$334	$138	$416	$588	$253	$838	$278

Per share
- diluted	$0.72	$0.48	$0.17	$0.60	$0.86	$0.36	$1.26	$0.41
- basic	$0.74	$0.48	$0.17	$0.63	$0.90	$0.36	$1.26	$0.42

Summary of Quarterly Results

The company’s quarterly results vary primarily due to the impact of seasonality on our operations, fair value changes recognized on our consolidated assets as well as fair value changes recorded within equity accounted income, the impact of acquisitions or dispositions of assets or businesses and fluctuations in foreign currency exchange rates on non-U.S. operations.

The amount and timing of fair value changes vary on a quarterly basis depending on changes in the fair value of our assets which are recorded at fair value in net income. We recorded $544 million and $357 million of fair value changes on our equity accounted investment in General Growth Properties in the second and fourth quarters of 2011, respectively, resulting in an increase in both equity accounted income and net income in those periods. Fair value changes in the fourth quarter of 2011 include the reversal of $276 million of previously recorded gains, upon realization, resulting in a lower amount of unrealized gains in the period. We recorded $94 million of mark-to-market losses on power sales contracts in the second quarter of 2012.

Water flows and pricing within our renewable power operations are seasonal in nature. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation; however prices tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions during the fall and spring and associated reductions in demand for electricity.

Our private equity and residential development operations include our Brazilian and North American residential developers, which tend to be seasonal in nature, with the fourth quarter typically the strongest as most of the construction is completed and homes are delivered. The company’s residential operations recognize revenue at the time of delivery, as opposed to over the life of the project, and as a result, revenues and direct costs vary depending on the number of projects completed in a particular quarter. This can have a noticeable impact on the results from our Brazilian operations which involve the development of multi-unit condominium buildings as opposed to single-family dwellings. Also included within private equity is our special situations operations which tend to fluctuate on a quarterly basis as a result of certain of the underlying investments having seasonal operations as well as the timing of acquisitions and dispositions of operations.

Fee revenues generated within our asset management operations are contractual in nature and have increased over the past eight quarters due to higher amounts of fee bearing capital under management. Our construction business line is seasonal in nature and revenues are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year.

Our property operations generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains.

Our infrastructure operations are generally stable in nature, as a result of the long-term sales and volumes contracts which with our clients.

32    BROOKFIELD ASSET MANAGEMENT

We generally finance our operations with long-dated fixed rate borrowings which results in interest expense being relatively consistent on a quarterly basis.

Depreciation and amortization increased in 2012, as a result of a higher valuation on our renewable power assets and increased in the third and fourth quarter of 2012 following the acquisition of depreciable assets.

In August 2011, we restructured and acquired an additional interest in our U.S. Office Fund, within our property operations, increase revenues, direct costs and interest expense. In addition, we acquired and commenced consolidating a number of businesses within our property and infrastructure businesses in the fourth quarter of 2012.

Fourth Quarter Results

We recognized $776 million of net income in the fourth quarter of 2012, $492 million of which was attributable to shareholders. Net income to shareholders in the prior year comparable period was $588 million. Our property and infrastructure operations benefited from the contribution of newly acquired assets and completed development projects coming online. We also realized $34 million of performance-based income in our private funds, $17 million of which was on the close-out of our initial private equity fund. These amounts were offset by lower levels of equity accounted income, primarily a decrease in GGP’s fair value changes and increased depreciation on higher asset values and newly acquired assets.

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the past three years are as follows:

	Distribution per Security
	2012	2011	2010
Class A Limited Voting Shares	$0.55	$0.52	$0.52
Class A Preferred Shares
Series 2	0.52	0.53	0.43
Series 4 + Series 7	0.52	0.53	0.43
Series 8	0.75	0.76	0.61
Series 9	0.95	1.10	1.06
Series 10[1]	0.37	1.45	1.39
Series 11[2]	1.02	1.40	1.33
Series 12	1.35	1.36	1.31
Series 13	0.52	0.53	0.43
Series 14	1.88	1.91	1.52
Series 15	0.42	0.43	0.28
Series 17	1.19	1.20	1.15
Series 18	1.19	1.20	1.15
Series 21	1.24	1.27	1.21
Series 22	1.75	1.77	1.70
Series 24[3]	1.35	1.36	1.25
Series 26[4]	1.12	1.14	0.19
Series 28[5]	1.15	1.03	—
Series 30[6]	1.20	0.19	—
Series 32[7]	0.89	—	—
Series 34[8]	0.32	—	—

1.	Redeemed April 5, 2012
2.	Redeemed October 1, 2012
3.	Issued January 14, 2010
4.	Issued October 29, 2010
5.	Issued February 8, 2011
6.	Issued November 2, 2011
7.	Issued March 13, 2012
8.	Issued September 12, 2012

Dividends on the Class A Limited Voting Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

2012 ANNUAL REPORT    33

PART 3 – BUSINESS SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Business Segments

For management purposes, we have organized our business into five segments in which we make operating and capital allocation decisions and assessing performance. In late 2012 we combined the oversight of our timber and agricultural development business lines and have reallocated the results of our agricultural development operations business line from Private Equity and Residential Development to Infrastructure. The comparative results have been revised to conform to our new basis of segment presentation.

i.

Asset Management and Services comprises our asset management, construction and property services businesses. These operations generate contractual service fees earned from consolidated entities included in our other segments and third parties for performing management services, including management of our institutional private funds and listed entities, management of construction projects and residential relocation, franchise and brokerage operations. These operations are also characterized by utilizing relatively low levels of tangible assets relative to our other business segments.

ii.

Property operations are predominantly office properties, retail properties, real estate finance, opportunistic investing and office developments located primarily in major North American, Australian, Brazilian and European cities. Income from property operations is primarily comprised of property rental income and, to a lesser degree, interest and dividend income. Virtually all of these operations will be held through Brookfield Property Partners L.P., in which we will own a 92.5% interest following the distribution of a 7.5% interest to our shareholders in April, 2013.

iii.

Renewable power operations consist primarily of hydroelectric power generating facilities on river systems in North America and Brazil and wind power generating facilities in North America. The company’s power operations are owned and operated through our 68% interest in Brookfield Renewable Energy Partners L.P. (“BREP”) and a wholly owned subsidiary of the company which engages in the purchase and sale of energy, primarily on behalf of BREP.

iv.

Infrastructure operations are predominantly utilities, transport and energy, timberland and agricultural development operations located in Australia, North America, Europe and South America, and are primarily owned and operated through a 28% interest in Brookfield Infrastructure Partners L.P. and direct investments in certain of the company’s sustainable resources operations.

v.

Private equity and residential development operations include the investments and activities overseen by our private equity group. These include direct investments as well as investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries, although currently the portfolios contain a number of investments whose performance is significantly impacted by the North American home building industry. Direct investments include interests in Norbord Inc., a panelboard manufacturer, and two publicly listed residential development businesses: which are predominantly a North American homebuilder and land developer, Brookfield Residential Properties Inc. and a Brazilian condominium developer, Brookfield Incorporações S.A. The operations in this segment are generally characterized by an investment approach that is more opportunistic in nature. Furthermore, these businesses are not integrated into core operating platforms, unlike the assets within our property, renewable power or infrastructure operations.

All other company level activities that are not allocated to these five business segments are included within Corporate operations, such as the company’s cash and financial assets, corporate borrowings, capital securities and preferred equity and net working capital.

We have presented the costs associated with conducting asset management activities in the asset management segment. These include the costs of centralized activities as well as costs of asset management activities performed within other segments.

Certain corporate costs such as technology and operations are on behalf of the business segment and accordingly allocated to each business segment based on an internal pricing framework.

Segment Operating and Performance Measures

The following section contains a description of key operating and performance measures that we employ in discussing our segmented results and elsewhere in our MD&A on a selective basis. As noted below, these measures include non-IFRS financial measures and operating measures. The non-IFRS measures are reconciled to the most comparable financial statement component in Note 3 to our consolidated financial statements on page 38 of this report.

Funds from Operations

Funds from Operations (“FFO”) is a key measure of our financial performance. We define FFO as net income prior to fair value changes, depreciation and amortization, and future income taxes, and including certain disposition gains that are not otherwise included in net income as determined under IFRS. When determining funds from operations, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations, which are required to be expensed as incurred under IFRS. We include disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. We use FFO to assess operating results and our business. We do not use FFO as

34    BROOKFIELD ASSET MANAGEMENT

a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total FFO to net income in Note 3 of the consolidated financial statements.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. When reconciling our definition of funds from operations to the determination of funds from operations by REALPAC and/or NAREIT, key differences consist of the following: the inclusion of disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

Components of FFO

The segment amounts for the following items are derived from Note 3 to our consolidated financial statements. The totals of these amounts for all segments are non-IFRS measures and are reconciled to the most comparable measures under IFRS using the adjustments described in Note 3(c) to our consolidated financial statements.

–	Equity Accounted FFO represents our share of what an equity accounted investee would report as FFO determined on a consistent basis with how we determine FFO from consolidated entities.

–

Disposition Gains/Losses include gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

–	Interest Expense represents consolidated interest expense, including dividends declared on our capital securities.

–

Unallocated Costs within business segments include costs that are not allocated to a specific business line within the segment. These costs are included in direct costs in our consolidated statement of operations, with the exception of unallocated corporate costs, which are presented as corporate costs in our consolidated statement of operations. Unallocated costs in our segment analysis also include expenses associated with asset management services provided by us that are eliminated in our consolidated financial statements.

–	Current Income Taxes represent the portion of consolidated income tax expense attributable to each segment that is paid/payable or received/receivable in the current year.

–	Non-controlling Interests in FFO represents the interests of non-controlling interests in the FFO of partially-owned consolidated entities.

The following two measures, net operating income and segment operating income, are non-IFRS measures both on a segment basis and an entity basis. These items are reconciled to revenues in Note 3 of our consolidated financial statements and on page 39.

–

Net Operating Income or NOI is defined as revenues less direct costs, where direct costs exclude costs such as general and administrative expenses that are not directly attributable to specific operating activities (presented separately as unallocated costs). We use net operating income to assess the amount of cash flows generated from our consolidated businesses and assets, prior to the impact of borrowings.

–

Segment Operating Income shows the performance of our assets prior to the impact of borrowings and is determined by the aggregate of net operating income, equity accounted FFO and disposition gains/losses.

Valuation Items

Valuation Items include our share of fair value changes and depreciation and amortization included in net income and valuation items included in OCI, after deducting non-controlling interests. Segment balances have been derived from Note 3 to our consolidated financial statements and the total amount of valuation items, which is a non-IFRS measure, is reconciled to the financial statement line items from which it is derived also in Note 3.

Components of Segment Financial Position

The following are components of segment financial position and are derived from Note 3 to our consolidated financial statements. The totals of these amounts for all segments are non-IFRS measures and are reconciled to the most comparable financial statement line items also in Note 3.

–	Segment Assets represent total consolidated assets in a segment or business line other than equity accounted investments, less accounts payable and other liabilities and any deferred tax liabilities.

–	Borrowings includes corporate borrowings, non-recourse borrowings, and capital securities which represent the financing associated with the particular segment or business line.

–	Segment Non-Controlling Interests includes interests of others in consolidated funds and non-controlling interests, which represent the interest of other investors in common equity by segment.

2012 ANNUAL REPORT    35

–	Common Equity by Segment is the amount of common equity allocated to a business segment. This metric is intended to present the net assets associated with the FFO of the segment.

Operating Measures

The following are operating measures that we employ to assess the performance of our asset management activities, as well as a description of how certain asset management income is recorded in our consolidated financial statements and our business segment analysis. The calculation of these measures may differ from other asset managers and, as a result, may not be comparable to similar measures presented by other asset managers.

–

Asset Management Revenues include base management fees, incentive distributions, transaction and advisory fees and performance income. Many of these items are not included in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.

Base management fees are determined by contractual arrangements and are typically equal to a percentage of the Capital Under Management and are accrued quarterly. Base fees are earned on Capital Under Management from both clients and ourselves.

We are entitled to a percentage of distributions paid by our managed listed entities above a predetermined threshold. We call these “incentive distributions” and accrue them when declared by the board of directors of the entity.

Performance income includes arrangements where we are compensated for exceeding pre-determined investment returns. In most cases, these are carried interests whereby we receive a fixed percentage of investment gains generated within a fund that we manage provided that the investors receive a predetermined minimum return. Carried interests are typically paid out towards the end of the life of a fund after the capital has been returned to investors and may be subject to “claw back” until all investments have been monetized and minimum investment returns are sufficiently assured. We defer recognition of carried interests in our financial statements until they are no longer subject to adjustment based on future events; however we include them in our discussion of asset management segment results, in order to provide a more complete representation of performance. Unlike fees and incentive distributions, we only include carried interests earned in respect of third party capital in our segment results.

–

Capital Under Management represents the capital committed, pledged or invested in our private funds, listed issuers and public securities and includes both called and uncalled amounts and other investments that we manage. Capital under management is the basis for determining base management fees, when held in a fee bearing vehicle such as a private fund or listed entity. We determine client capital in a manner consistent with the determination of the contractual base management fees for fee bearing vehicles. Capital under management also includes the capital committed by us, or entities managed by us, other than capital on which we are not entitled to earn fees (i.e., the fees are credited against other fee arrangements).

–	Fee Bearing Capital represents capital under management that is managed by us under contractual arrangements that entitle us to earn Asset Management Revenues.

–

Uninvested Capital (or “Dry Powder”) represents capital that has been committed or pledged to us to invest on behalf of a client. We typically, but not always, earn base management fees on this capital from the time that the commitment or pledge to our private fund is effective until such time as the capital is invested, commonly referred to as the investment period. In certain cases, clients retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as “pledged” or “allocated.”

36    BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY BUSINESS SEGMENT

Overview

	Operating Segments
AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate/ Unallocated	Total
Financial results
Revenues	$4,520	$3,982	$1,179	$2,109	$6,900	$230	$18,920

Net operating income	349	2,170	704	971	795	116	5,105
Equity accounted FFO	4	386	13	223	15	25	666
Disposition gains	—	(49)	214	63	31	100	359

Segment operating income	353	2,507	931	1,257	841	241	6,130
Interest expense	—	(1,076)	(412)	(399)	(276)	(369)	(2,532)
Corporate/unallocated costs	—	(172)	(36)	(144)	(28)	(160)	(540)
Current income tax	—	(9)	(12)	(16)	(79)	(19)	(135)
Non-controlling interests in FFO	—	(713)	(158)	(474)	(197)	(25)	(1,567)

Funds from operations	$353	$537	$313	$224	$261	$(332)	$1,356

Valuation items	$(56)	$1,154	$264	$161	$(180)	$(29)	$1,314

Financial position
Segment assets	$1,855	$37,622	$14,325	$14,463	$9,476	$1,196	$78,937
Investments	67	8,143	344	2,606	236	293	11,689
Borrowings	(351)	(21,471)	(6,119)	(7,988)	(5,030)	(4,991)	(45,950)
Segment non-controlling interests	(1)	(11,336)	(3,559)	(6,510)	(2,107)	(102)	(23,615)
Preferred equity	—	—	—	—	—	(2,901)	(2,901)

Common equity by segment	$1,570	$12,958	$4,991	$2,571	$2,575	$(6,505)	$18,160

The information presented in the table above has been extracted from Note 3 to our consolidated financial statements and is reconciled to the most closely related financial statement line item within that note.

Summary of Business Segment Results

The following table presents segment measures on a year-over-year basis for comparison purposes:

	Common Equity by Segment		Funds from Operations
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011
Operating platforms
Asset management and other services	$1,570	$1,492	$353	$269
Property	12,958	10,943	537	687
Renewable power	4,991	5,109	313	232
Infrastructure	2,571	2,507	224	172
Private equity and residential development	2,575	2,616	261	248

Total operating segments	24,665	22,667	1,688	1,608
Corporate/unallocated	(6,505)	(5,924)	(332)	(397)

Total	$18,160	$16,743	$1,356	$1,211

FFO from asset management and other service activities increased by $84 million principally due to a higher level of fee-bearing capital, which was in turn a result of capital committed to our private funds, capital issuances by our listed entities, and increases in market values. We also recorded a higher level of performance income during 2012 as a result of the final return of capital to clients from a private equity fund.

2012 ANNUAL REPORT    37

Property segment FFO declined by $150 million, consisting of an increase in FFO excluding gains of $158 million, offset by a negative variance on disposition gains of $308 million. The increase in FFO excluding disposition gains was due primarily to the contribution from recently acquired and developed properties, improved leasing within our office portfolios, and increased rental revenues within our U.S. retail portfolio reflecting continued growth in tenant sales. The disposition gains and losses reflect the recognition in FFO of fair value changes previously recorded in net income upon the sale of properties. We recorded disposition gains of $203 million in 2011 compared to disposition losses of $105 million in 2012.

Renewable power FFO increased by $81 million, consisting of a $108 million decrease in FFO excluding gains offset by a $189 million increase in disposition gains. The 2012 gain of $214 million arose on the sale of a partial interest in Brookfield Renewable. The 2011 results included a $25 million gain. FFO excluding gains decreased from $207 million in 2011 to $99 million in 2012 primarily as a result of lower generation that was caused by water flows that were meaningfully below both long-term averages and the prior year’s results. The decrease was partially offset by the contribution from recently acquired and commissioned facilities.

Infrastructure FFO increased by $52 million, consisting of a $7 million increase in FFO excluding disposition gains, and a $45 million positive variance in disposition gains. The increase in FFO excluding gains reflects the contribution from acquisitions and capital expansions within our transport and energy operations, offset by a lower contribution from our timber operations which in turn reflects lower pricing and volumes arising from reduced Asian demand. The disposition gains arose on the partial sale of timberlands located in western Canada and agricultural lands in Brazil.

FFO from our private equity and residential development operations increased by $13 million, consisting of a $65 million increase in FFO excluding disposition gains, and a decrease of $52 million in gains. The increase in FFO excluding gains was due primarily to increased pricing and volumes within our North American panelboard operations, which are benefitting from increased demand associated with the recovery in the U.S. home building sector. This improvement also contributed to improved results from our North American residential development operations. These improvements were partially offset by a lower contribution from our Brazilian residential development operations, which experienced a slowdown in activity and higher costs during 2012.

Corporate and unallocated FFO improved by $65 million, consisting of a $52 million increase in net FFO outflows which principally represent carrying charges on corporate borrowings and unallocated operating costs, offset by a $183 million positive variance from disposition gains. The increase in FFO outflows was due to a higher level of borrowing costs arising from higher average debt levels during the year, a $35 million break fee on the early redemption of high coupon debt and increased corporate costs that reflect a higher level of activity during the year. We recorded negative mark-to-markets on corporate securities portfolios in 2011 and positive mark-to-markets in 2012. In addition, these results include a $70 million gain in 2012 on the partial sale of our U.S. residential brokerage business.

Reconciliation of Non-IFRS Measures

The following table reconciles total funds from operations to consolidated net income:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Funds from operations	$1,356	$1,211

Adjustments
Less: FFO measures
Gains not recorded in net income	(259)	(601)
Equity accounted FFO	(666)	(674)
Current income taxes	135	97
Non-controlling interests in FFO	1,567	1,462
Add: financial statement components not included in FFO
Equity accounted income	1,243	2,205
Fair value changes	1,150	1,386
Depreciation and amortization	(1,263)	(904)
Income taxes	(516)	(508)

Total adjustments	1,391	2,463

Net income	$2,747	$3,674

38    BROOKFIELD ASSET MANAGEMENT

The following tables reconcile net operating income and segment operating income to Note 3 of our consolidated financial statements:

	Operating Segments
FOR THE YEAR ENDED DECEMBER 31, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Revenues	$4,520	$3,982	$1,179	$2,109	$6,900	$230	$18,920	$(223)	18,697
Direct costs	(4,171)	(1,812)	(475)	(1,138)	(6,105)	(114)	(13,815)	(94)	(13,909)

Net operating income	349	2,170	704	971	795	116	5,105	(317)	—
Equity accounted FFO	4	386	13	223	15	25	666	(666)	—
Disposition gains	—	(49)	214	63	31	100	359	(359)	—

Segment operating income	$353	$2,507	$931	$1,257	$841	$241	$6,130	$(1,342)	—

	Operating Segments
FOR THE YEAR ENDED DECEMBER 31, 2011 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate/ Unallocated	Total Reportable Segments	Adjustments	Consolidated
Revenues	$3,535	$2,760	$1,128	$1,725	$6,740	$311	$16,199	$(278)	15,921
Direct costs	(3,280)	(1,077)	(379)	(908)	(6,129)	(46)	(11,819)	(87)	(11,906)

Net operating income	255	1,683	749	817	611	265	4,380	(365)	—
Equity accounted FFO	14	428	25	193	23	(9)	674	(674)	—
Disposition gains	—	433	25	—	177	(83)	552	(552)	—

Segment operating income	$269	$2,544	$799	$1,010	$811	$173	$5,606	$(1,591)	—

The adjustments in the foregoing tables are described in Note 3 to our consolidated financial statements.

ASSET MANAGEMENT AND OTHER SERVICES

	Asset Management		Construction and Property Services		Total Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011	2012	2011
Segment financial results
Revenues	$420	$331	$4,100	$3,204	$4,520	$3,535

Net operating income	190	105	159	150	349	255
Equity accounted FFO	4	14	—	—	4	14

Funds from operations	$194	$119	$159	$150	$353	$269

Valuation items	$—	$—	$(56)	$(34)	$(56)	$(34)

Segment financial position
Segment assets	$—	$—	$1,855	$1,930	$1,855	$1,930
Investments	—	—	67	2	67	2
Borrowings	—	—	(351)	(439)	(351)	(439)
Segment non-controlling interests	—	—	(1)	(1)	(1)	(1)

Common equity by segment	$—	$—	$1,570	$1,492	$1,570	$1,492

2012 ANNUAL REPORT    39

Asset Management and Other Fees

Asset management and other fees contributed the following revenues during the year:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Annualized	2012	2011
Revenues
Base management fees	$385[1,2]	$352	$269
Incentive distributions	30[3]	15	4
Transaction and advisory fees	55[4]	53	58

	$470	420	331

Direct costs		(252)	(212)

		168	119

Performance based income[5]
Realized		34	—
Direct costs		(8)	—

Net performance income		26	—

Funds from operations		$194	$119

1.	Based on capital committed or invested and contractual arrangements at December 31, 2012
2.	Includes $140 million of annualized base fees on Brookfield capital
3.	Based on Brookfield Infrastructure Partners L.P.’s annual distribution in the amount of $1.72 per unit
4.	Equal to simple average of 2012 and 2011 revenues
5.	Excludes net performance based income subject to clawback

Base management fees increased by 31% to $352 million compared to $269 million in 2011. This reflects the contribution from new funds and an increase in capital committed, particularly in our property and infrastructure operations. Annualized base management fees totalled approximately $385 million at December 31, 2012. Base management fees include 100% of the amounts earned by us, including amounts in respect of Brookfield’s capital. We do this in order to present the operating margins in an appropriate manner given that we record 100% of the costs incurred in providing these services. Base management fees do not include any contribution from approximately $1.5 billion of private funds on which our compensation is derived primarily from performance-based measures and carried interests, as opposed to base management fees. The weighted average term of the commitments related to the base fees is nine years, and our goal is to increase the level of base management fees as we continue to expand our asset management activities.

Brookfield Property Partners L.P., which will be launched in April 2013, will add an annual base management fee of $50 million for the initial capital and 1.25% of future increases in capitalization.

Transaction and advisory fees totalled $53 million in 2012, compared to $58 million in 2011. Our advisory business reported increased revenues compared to 2011, reflecting continued expansion and a number of successful mandates; however we recorded a lower level of transaction gains relative to 2011. We have expanded our investment banking activities into the U.S. and the UK, and continue to advise on a number of mandates in Canada and Brazil. Our primary focus is on real estate and infrastructure transactions.

Direct costs consist primarily of employee expenses and professional fees, as well as allocations of technology costs and other shared services. These costs increased by $40 million year-over-year in particular due to geographic expansion in our infrastructure, public securities and advisory businesses. We have expanded our operating resources considerably in recent years to establish the necessary capabilities to execute and manage these activities; however we believe that we can expand our operating margins in the future now that much of the operating infrastructure is in place.

40    BROOKFIELD ASSET MANAGEMENT

Our share of accumulated performance income totalled $689 million at December 31, 2012. This represents an increase of $310 million compared to the prior year. We estimate that direct expenses of approximately $57 million will arise on the realization of the income accumulated to date. We recognized $34 million of third party performance income and $8 million of associated expenses in our financial statements and deferred the balance as our accounting policies defer recognition until the end of any determination or clawback period which is typically at or near the end of the fund’s term. The amount of unrealized performance income net of associated costs was $632 million at year end (2011 – $328 million) as shown in the following table:

	2012			2011
AS AT DECEMBER 31 (MILLIONS)	Unrealized Performance Based Income	Direct Costs	Net	Unrealized Performance Based Income	Direct Costs	Net
Unrealized balance, beginning of year	$379	$(51)	$328	$260	$(39)	$221
In year performance based income
Unrealized	344	(14)	330	119	(12)	107
Realized	(34)	8	(26)	—	—	—

Unrealized balance, end of year	$689	$(57)	$632	$379	$(51)	$328

Capital Under Management

Capital under management is determined in a manner consistent with the determination of the contractual base management fees for fee bearing vehicles and is defined on page 36.

The following table summarizes the capital managed for clients, co-investors and ourselves:

	Fee Bearing
AS AT DECEMBER 31 (MILLIONS)	Private Funds[1]	Listed Issuers[1]	Public Securities	Other Listed Entities	Total	2011
Property	$13,183	$3,077	$1,873	$6,512	$24,645		$24,094
Renewable power	498	10,061	—	—	10,559		9,031
Infrastructure	6,843	8,163	1,491	—	16,497		12,974
Private equity	2,720	—	12,160	3,266	18,146		18,162

December 31, 2012	$23,244	$21,301	$15,524	$9,778	$69,847	$	n/a

December 31, 2011	$20,454	$16,488	$19,833	$7,486	n/a		$64,261

1.	Includes Brookfield capital of $8.4 billion in private funds and $10.3 billion in listed issuers

Fee bearing capital includes all capital on which we receive some form of asset management revenue, including capital committed or invested by us. For example, we include 100% of the market capitalization of listed issuers such as Brookfield Infrastructure Partners L.P. and private funds such as Brookfield Capital Partners II because we are entitled to earn fees on all of this capital, including our own. We do not, however, include the capital invested or committed by one Brookfield managed entity into another because the fees otherwise payable to us on this capital are credited against the fees payable to us by the other. Fee bearing capital in the above table includes the following amounts from us: private funds – $8.4 billion; managed listed entities – $10.3 billion.

Capital under management increased by $5.6 billion during 2012, resulting in a $100 million increase in annualized base fees from December 31, 2011 to December 31, 2012. The principal variances are set out in the following table:

FOR THE YEAR ENDED DECEMBER 31, 2012 (MILLIONS)	Private Funds	Listed Issuers	Public Securities		Other Listed Entities	Total	Annualized Base Fees
Balance, December 31, 2011	$20,454	$16,488	$19,833		$7,486	$64,261	$285

Commitments/contributions	5,036	2,090	2,318		—	9,444	50
Return of capital/distributions	(2,301)	(704)	(2,549)		—	(5,554)	(5)
Market appreciation (depreciation)	—	3,331	(1,139)		—	2,192	55
Other	55	96	(2,939)	[1]	2,292	(496)	—

Change	2,790	4,813	(4,309)		2,292	5,586	100

Balance, December 31, 2012	$23,244	$21,301	$15,524		$9,778	$69,847	$385

1.	Represents termination of joint venture

2012 ANNUAL REPORT    41

Private Funds

Private fund capital increased by $2.8 billion during the year to $23.2 billion. The increase reflects $5.0 billion of new commitments offset by distributions of capital to investors and expiry of uninvested commitments. Our approach to value investing means that we will on occasion let investment periods lapse without fully investing available capital if we are not satisfied with potential returns, although our objective is to fully invest the capital entrusted to us by our clients. The invested capital within our private funds of $15.9 billion has an average term of nine years. Private fund capital includes $5.2 billion of client capital that has not been invested to date but which is available to pursue acquisitions within each fund’s specific mandate. Of the total uninvested capital, $3.0 billion relates to property funds, $1.2 billion relates to infrastructure funds and $1.0 billion relates to private equity funds. This uncalled capital has an average term during which it can be called of approximately three years.

Listed Issuers

Listed issuers capital includes the market capitalization of our listed issuers: Brookfield Renewable Energy Partners L.P., Brookfield Infrastructure Partners L.P., Brookfield Canada Office Properties, Acadian Timber and several smaller listed entities. Capital also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

The increase in listed issuer capital of $4.8 billion includes the issuance of $2.1 billion of new capital including $0.5 billion of equity capital, $1.6 billion of corporate debt and preferred equity, and a $3.3 billion increase in the market value of our listed issuers, offset by $0.7 billion in distributions.

Brookfield Property Partners L.P. (“BPY”) when launched in April 2013, will add an estimated $12 billion to listed issuers capital based on the book values of the assets and liabilities contributed to BPY by us.

Public Securities

In our public securities operations, we manage fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Capital under management in this business line decreased by $4.3 billion during the year. The cessation of a joint venture arrangement resulted in the elimination of $2.9 billion of associated assets we managed. Net outflows were $0.2 billion and we experienced an approximate $1.1 billion valuation decrease. We have continued to refocus the business on higher margin products and have eliminated several lower margin offerings. To this end, we have expanded our range of higher margin mutual fund and similar products and have received strong interest from clients supported in part by excellent performance in many of our funds.

Construction and Property Services

The following table summarizes funds from operations from our construction and property services operations:

	Construction Services		Property Services		Total Services
YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011	2012	2011
Revenues	$3,188	$2,505	$912	$699	$4,100	$3,204
Operating costs and interest	(3,075)	(2,385)	(866)	(669)	(3,941)	(3,054)

Funds from operations	$113	$120	$46	$30	$159	$150

Construction revenues increased relative to 2011 as we were managing a larger volume of projects during the year.

Operating margins across the construction business decreased to 8.2% from 9.3% in 2011 as a result of increased general and administrative costs associated with the expansion of our engineering and infrastructure operations in Australia and construction operations in Canada.

The remaining work-in-hand totalled $4.3 billion at the end of December 31, 2012, and represented approximately 1.1 years of scheduled activity. We continue to pursue and secure new projects which should position us well for future growth. The following table summarizes the work-in-hand at the end of 2012 and 2011:

AS AT DECEMBER 31 (MILLIONS)	2012	2011
Australasia	$2,626	$3,091
Middle East	1,047	533
United Kingdom	606	1,780
Canada	44	—

	$4,323	$5,404

Property services fees include property and facilities management, leasing and project management and a range of real estate services. FFO from this business increased to $46 million in 2012 compared to $30 million last year reflecting the continued expansion of our property services business. We acquired a large relocation and residential brokerage business in late 2011 that

42    BROOKFIELD ASSET MANAGEMENT

significantly expanded our market position in the relocations business which also led to higher revenues in 2012. We merged our U.S. residential brokerage business with another industry participant in late 2012 with the objective of creating a highly competitive business and retained a one-third interest in the combined entity, while at the same time receiving $127 million of cash proceeds and recording a disposition gain of $70 million which has been included in unallocated investment income.

Outlook and Growth Initiatives

We continue to witness increased interest by institutions and other investors in real asset investments, which is the focus of most of our investment strategies and products. The addition of $5.6 billion of capital under management and $100 million of associated annualized base management fees should both lead to increased contribution from this segment, as well as the potential to earn performance income and incentive distributions.

We believe the performance of our funds through the recent economic crisis, and the attractiveness of our investment strategies to our clients should enable us to achieve our goal of increasing capital under management and the associated fees substantially in the coming years. We are actively raising capital for six funds over the course of 2013 and 2014, seeking to obtain approximately $5.0 billion of additional commitments from third-party investors; four of the funds have already held first and subsequent closings. The recent issuance of additional equity by Brookfield Infrastructure Partners L.P. and the formation of Brookfield Renewable Energy Partners L.P. are important steps forward in our continued expansion of listed entities.

PROPERTY

Overview

Our property assets are currently owned through a number of public and private entities. We are in the final stages of launching Brookfield Property Partners L.P. (“BPY”), a publicly traded partnership through which we will own virtually all of our commercial property businesses. BPY is intended to be listed on the New York and Toronto stock exchanges under the symbol BPY and is anticipated to have an initial IFRS equity of approximately $12 billion. We will distribute approximately 7.5% of BPY to our shareholders by way of a special dividend in April of this year.

BPY will operate in a similar manner as our two other flagship listed entities, Brookfield Infrastructure Partners L.P. and Brookfield Renewable Energy Partners L.P., in that we intend that these entities will be the primary vehicles through which we will invest our capital into each of the property, power and infrastructure sectors. We are the manager of BPY and the majority of the private funds whereas Brookfield Office Properties manages the core office funds.

Our property operations are organized into three business lines:

Office properties, which are primarily held through 50% owned Brookfield Office Properties and consist of high quality well located office buildings in major cities in Australia, Canada and the United States. We also hold a 22% interest in Canary Wharf Group, which includes similar high quality properties in London, UK.

Our commercial property portfolio consists of interests in 125 properties totalling 80 million square feet, including 10 million square feet of parking. Our development portfolio comprises interests in 20 sites totalling 18 million square feet. Our primary markets are the financial, energy and government center cities of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia and London in the United Kingdom. Landmark assets include the Brookfield Place complexes in New York, Toronto, and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheets, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities using the equity method of accounting.

Retail properties, located in the United States, are held through our 43% consortium interest in General Growth Properties (“GGP”), our 52% consortium interest in Rouse Properties, in Brazil through our 35% owned institutional fund, and direct interests in Australia.

GGP’s portfolio is comprised of 126 regional malls in the United States comprising approximately 129 million square feet of gross leaseable area. GGP’s U.S. mall portfolio includes 70 Class A malls generating tenant sales of $635 per square foot. These malls are located in core markets defined by population density, household growth, and a high-income demographic. The regional malls had 2012 average tenant sales of $545 per square foot.

Rouse Properties is among the largest regional mall owners in the United States with a portfolio that consists of 32 malls in 19 states encompassing 23 million square feet of retail space.

Our Brazilian portfolio, which consists of 3 million square feet of retail space, is owned through a private institutional fund that we manage and in which we own a 35% interest. GGP also holds a 45.6% interest in Aliansce, a listed company which owns a 7 million square foot portfolio, also located in Brazil. We hold most of our 3 million square foot Australian portfolio directly, and continue to monetize these assets selectively as we focus our retail operations on markets in which we have a larger retail presence.

2012 ANNUAL REPORT    43

Office development, opportunity investing and real estate finance activities: Office developments are conducted primarily through Brookfield Office Properties, and our opportunity and real estate finance activities are conducted primarily through a number of institutional funds with total committed capital at year end of $5.3 billion, including $1.8 billion from Brookfield entities.

Highlights for the year included the following:

•	Secured commitments of $2.9 billion for private funds within our property segment.

•	Acquired $6.4 billion of property assets enabling us to invest $1.9 billion of equity capital including:

–	a 884,000 square foot office portfolio in London, UK

–	a mixed use portfolio in Australia, including a prime office development site in Sydney

–	a 4,000 room hotel and casino

–	a portfolio of 19 apartment communities with approximately 5,000 units

–	a company which owns and operates approximately 18 million square feet of industrial properties and over 20,000 acres of land

–	731,000 square feet of retail properties

•

Leased 7.3 million square feet in our core office portfolio and 13.2 million square feet in our retail portfolio at meaningful increases in net rents over the expiring leases. Occupancy in our global office portfolio decreased from 93.3% to 92.1% during the year due to the disposition of higher occupancy assets and acquisition of lower occupancy opportunistic assets as well as expected vacancies in Denver, New York, and Washington, D.C., and increased from 93.5% to 95.1% in our retail portfolio.

•	Refinanced $11.7 billion of debt during the year, extending term and decreasing cost of capital.

•

Completed the development of the 1 million square foot Brookfield Place office tower in Perth and advanced work on 6 million square feet of office development projects, including the 5 million square foot Manhattan West project in New York City.

•

Our two primary listed entities within this group, Brookfield Office Properties and General Growth Properties, produced total returns to investors during 2012 of 10.6% and 36.0%, respectively, based on share price appreciation and distributions.

The following table disaggregates the financial results of our property operations into our principal business lines:

	Office Properties		Retail Properties		Development, Opportunity and Finance		Total Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Segment financial results
Revenues	$2,612	$2,006	$215	$245	$1,155	$509	$3,982	$2,760

Net operating income	1,601	1,271	161	166	408	246	2,170	1,683
Equity accounted FFO	92	191	283	236	11	1	386	428
Disposition gains/losses	(63)	326	(20)	58	34	49	(49)	433

Segment operating income	1,630	1,788	424	460	453	296	2,507	2,544
Interest expense	(810)	(718)	(102)	(173)	(164)	(123)	(1,076)	(1,014)
Unallocated costs	(134)	(116)	(6)	(8)	(32)	(20)	(172)	(144)
Current income taxes	—	—	(9)	(10)	—	—	(9)	(10)
Non-controlling interests in FFO	(499)	(563)	(48)	(32)	(166)	(94)	(713)	(689)

Funds from operations	$187	$391	$259	$237	$91	$59	$537	$687

Valuation items	$291	$720	$801	$1,170	$62	$33	$1,154	$1,923

Segment financial position
Segment assets	$24,389	$22,446	$3,331	$3,026	$9,902	$5,796	$37,622	$31,268
Investments	2,418	2,449	5,212	4,186	513	270	8,143	6,905
Borrowings	(13,545)	(12,773)	(1,003)	(1,371)	(6,923)	(3,289)	(21,471)	(17,433)
Segment non-controlling interests	(7,556)	(6,785)	(1,611)	(1,251)	(2,169)	(1,761)	(11,336)	(9,797)

Common equity by segment	$5,706	$5,337	$5,929	$4,590	$1,323	$1,016	$12,958	$10,943

44    BROOKFIELD ASSET MANAGEMENT

Segment FFO excluding the impact of disposition gains increased from $484 million to $642 million. Segment FFO including disposition gains decreased from $687 million to $537 million, as the 2011 results included a larger amounts of gains.

Our share of valuation items was $1.2 billion compared to $1.9 billion. We recorded increases across almost all of our portfolios and, while favourable, the valuation increases were not as large as 2011.

Office Properties

Net operating income from our office property portfolio is presented in the following table which shows net operating income from existing properties based on 2012 foreign currency exchange rates as well as assets which have been acquired, developed or sold. Normalizing existing property net operating income for foreign currency variations is a non-IFRS measure, which we utilize to illustrate the stability that arises from the high occupancy levels and long-term lease profile.

	% Leased		Average In-place Rent
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011	2012	2011
Existing properties
United States	90.8%	90.6%	$24.68	$23.60	$397	$385
Canada	96.9%	96.3%	26.80	26.40	258	247
Australasia	97.5%	97.2%	48.80	46.74	292	290
Europe	100.0%	100.0%	63.29	63.19	32	31

	93.3%	93.0%	$28.28	$26.97	979	953

Currency variance					—	9

					979	962

Acquired, developed and sold
U.S. Office Fund					311	127
Other					208	111
Investment and other income					103	71

Net operating income					$1,601	$1,271

Existing properties are those that the company owned and operated throughout both the current and prior reporting periods. Properties classified as redevelopment properties, when applicable, are excluded from existing properties, since they are not in operation for both of the reported periods. There were no properties undergoing redevelopment during either 2012 or 2011.

We use in-place net rents as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of concessions such as straight-line rent escalations and free rent amortization.

Net operating income from existing properties in 2012 increased by 2.7% over 2011 on a constant currency basis, following an increase of 3.0% between 2010 and 2011. This reflects the renewal of leases at rental rates that exceed the expiring leases, which increased average in-place rents on existing properties to $28.28 from $26.97. Occupancy was relatively unchanged over the period.

The contribution from properties acquired, developed and sold since the beginning of the comparative period includes the U.S. Office Fund, which was consolidated midway through 2011 as well as acquisitions in Seattle, Washington, D.C., Denver, Melbourne, and Perth, partly offset by the sale of properties in Boston, Minneapolis, Calgary, Melbourne and Brisbane. The decrease in income from unconsolidated properties reflects the consolidation of the U.S. Office Fund, Brookfield Place in New York and First Canadian Place in Toronto offset by an increase in income from the acquisition of unconsolidated interests in a new property in Manhattan.

The increases in interest expense and non-controlling interests are due respectively to financing of acquired properties, the consolidation of the U.S. Office Fund and the attribution of the increase in total FFO prior to non-controlling interests which partially offsets the NOI from properties acquired and consolidated.

Segment FFO attributable to our office properties excluding disposition gains was $281 million in 2012 compared to $232 million in 2011. The increase reflects the improvement in NOI from existing properties, the impact of lower interest expense on borrowings refinanced during the year, and the contribution from acquisitions and developments. We recorded losses on the sales of properties during the year that had accumulated unrealized losses relative to their invested cost (i.e., the losses represent fair value losses recorded in prior years) whereas we sold properties in 2011 that had accumulated unrealized gains. Net disposition losses after non-controlling interests were $94 million in 2012 compared to net gains of $159 million in 2011.

2012 ANNUAL REPORT    45

Valuation gains in 2012 included increases in the valuations of our office portfolio, of which our share was $0.3 billion.

Segment assets increased by $1.9 billion, borrowings and segment non-controlling interests by $1.5 billion, and common equity by segment by $369 million. The increases reflect acquisitions, valuation gains, favourable currency revaluations and the completion of Brookfield Place in Perth at a total cost of $1 billion, which was previously included in our Development, Opportunity and Finance business line.

Portfolio Valuation

The key valuation metrics of our commercial office properties are presented in the following table on a weighted average basis. The valuations are most sensitive to changes in the discount rate and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) also give rise to increased cash flows.

	United States			Canada			Australasia
AS AT DECEMBER 31	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	7.3%	7.5%	8.1%	6.4%	6.7%	6.9%	8.8%	9.1%	9.1%
Terminal capitalization rate	6.3%	6.3%	6.7%	5.7%	6.2%	6.3%	7.1%	7.5%	7.4%
Investment horizon (years)	11	12	10	11	11	11	10	10	10

Discount rates decreased in each of our regions by 20 to 30 basis points, reflecting continued decline in interest rates and a favourable investment climate for high quality commercial office properties. Terminal capitalization rates decreased in Canada by 50 basis points and by 40 basis points in Australia for similar reasons as discount rates, but remained unchanged in average in the U.S. as forecasted long-term growth remains consistent with last year.

These changes, together with increases in projected cash flows, gave rise to total fair value gains of $0.7 billion which occurred almost entirely in our North American properties, of which our share after non-controlling interests was $0.3 billion. Approximately 70% of the gains were due to lower discount and capitalization rates and 30% to increases in projected cash flows. Total gains in 2011 were $1.3 billion, of which our share was $0.7 billion. We realized $94 million of disposition losses in 2012 and $167 million of disposition gains in 2011, net of non-controlling interests. Valuation gains net of non-controlling interest were $0.4 billion in 2012 and $0.6 billion in 2011.

Leasing Profile

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include government and government agencies, Bank of America/Merrill Lynch, CIBC World Markets, Suncor Energy, RBC, Morgan Stanley, and Bank of Montreal.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, have terms ranging between 10 and 20 years. As a result of this strategy, only 7% of our leases, on average, will mature annually over the next five years.

The overall portfolio occupancy rate in our office properties at the end of 2012 was 92.1% and our average remaining lease term is seven years. Occupancy levels in the United States and Europe declined overall from the prior year as a result of opportunistic acquisitions of certain assets at lower occupancy rates in addition to large expiries in Denver, New York, and Washington, D.C. Occupancy levels elsewhere in our portfolio remain favourable. We leased approximately 7.3 million square feet this year and have a leasing pipeline of two million square feet at this time, which would further improve our leasing profile.

					Expiring Leases (000’s sq. ft.)
AS AT DECEMBER 31, 2012	% Leased[1]	Average Term	Net Rental Area	Currently Available	2013	2014	2015	2016	2017	2018	2019 & Beyond
North America
United States	89.0%	7.0	42,447	4,649	5,149	2,907	2,960	2,141	2,304	2,732	19,605
Canada	96.9%	8.2	16,735	523	1,697	321	1,486	1,630	645	679	9,754
Australasia	97.7%	6.4	10,253	233	401	792	1,137	1,115	990	899	4,686
Europe	85.3%	10.7	905	133	4	1	5	59	88	2	613

Total/Average	92.1%	7.2	70,340	5,538	7,251	4,021	5,588	4,945	4,027	4,312	34,658

Percentage of total			100.0%	7.9%	10.3%	5.7%	7.9%	7.0%	5.7%	6.1%	49.4%

As at December 31, 2011				6.7%	5.3%	11.5%	6.6%	9.4%	6.9%	4.8%	48.8%

1.	Occupancy was 93.3% at December 31, 2011 with the following breakdown by geography: United States 91.3%, Canada 96.3%, Australasia 96.6% and Europe 100%.

46    BROOKFIELD ASSET MANAGEMENT

We reduced the lease rollover profile for the 2013–2017 period by 310 basis points compared to the end of 2011.

In North America, average in-place net rents across our portfolio approximate $27 per square foot compared to $25 per square foot at the end of 2011. Net rents represent a discount of approximately 21.3% to the average market rent of $33 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

In Australasia, average in-place rents in our portfolio are A$52 per square foot, which represents an 1% discount to market rents. The occupancy rate across the portfolio remains high at 97.7% and the weighted average lease term is approximately six years. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

Retail Properties

Our net share of GGP’s funds from operations on an IFRS basis, which is recorded in this segment as equity accounted FFO, was $251 million compared to $213 million in 2011. GGP reported 14% growth in core FFO on a U.S. GAAP basis, which reflects increases in both net rents and occupancy. Initial rental rates for leases commencing in 2012 on a suite-to-suite basis increased by 10.2% or $5.74 per square foot, to $61.84 per square foot when compared to the rental rate for expiries leases. Tenant sales were $545 per square foot on a trailing 12-month basis as of year-end 2012, representing a 6.6% increase over year-end 2011 on a comparable basis. The net contribution to FFO from GGP after non-controlling interests was $248 million in 2012 compared to $208 million in 2011. The remaining FFO of $11 million includes the results of Rouse Properties, which was spun out of GGP during 2012, returns from the capital invested in our Brazilian retail property fund and direct interests in retail properties in Australia offset by net disposition losses of $27 million. FFO from these activities in 2011 was $29 million and included $29 million of disposition gains and a nominal contribution from other operations.

GGP completed 9.7 million square feet of new and renewal leasing in 2012, excluding anchor tenants. Regional mall percentage leased was 96.1% at year-end 2012, an increase of 60 basis points over year-end 2011 and in-place rents increased by 2.0% to $69.12 per square foot.

GGP issued $8.0 billion ($7.0 billion at GGP’s share) of mortgage notes over the course of 2012 at a weighted average interest rate of 4.20% and average term of 9.4 years. The average interest rate of the original loans was 5.30% and the remaining term to maturity was 2.6 years. The transactions generated approximately $1.4 billion of incremental proceeds and eliminated approximately $1.3 billion of recourse debt to the company.

We recorded fair value gains of $1.1 billion, of which our share was $0.8 billion. Approximately $0.8 billion of the total gains relate to our investment in GGP ($0.7 billion net to Brookfield) with the balance relating primarily to our Brazilian portfolio ($50 million net to Brookfield). The GGP valuation gains were the result of the impact of improved leasing, a future cash flow (40%) and a more favourable discount rate (60%). The Brazil valuation gains were due principally to a 110 basis-point reduction in the discount rate used to value the properties reflecting a general increase in interest rates in that country.

Portfolio Valuation

The blended capitalization rate utilized on our U.S. portfolio for the direct capitalization method was approximately 5.7% (2011 – 6.0%).

Our Brazilian portfolio was valued on a discounted cash flow basis using a discount rate of 8.5% (2011 – 9.6%), a terminal capitalization rate of 7.2% (2011 – 7.3%) and an investment horizon of 10 years (2011 – 10 years).

Leasing Profile

					Expiring Leases (000’s sq. ft.)
AS AT DECEMBER 31, 2012	% Leased[2]	Average Term	Net Rental Area	Currently Available	2013	2014	2015	2016	2017	2018	2019 & Beyond
United States[1]	95.0%	5.8	60,545	2,992	6,215	6,468	5,960	5,794	6,238	5,231	21,647
Brazil	94.7%	7.1	2,802	149	732	301	421	279	231	39	650
Australasia	98.2%	6.7	3,037	55	131	69	134	794	377	40	1,437

Total/Average	95.1%	5.9	66,384	3,196	7,078	6,838	6,515	6,867	6,846	5,310	23,734

Percentage of total			100%	4.8%	10.7%	10.3%	9.8%	10.3%	10.3%	8.0%	35.8%

As at December 31, 2011				6.5%	10.7%	9.9%	9.5%	8.7%	9.8%	8.2%	36.7%

1.	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements
2.	Occupancy was 93.5% at December 31, 2011 with the following breakdown by geography: United States 93.2%, Australasia 97.7% and Brazil 94.7%.

Our retail portfolio reported strong leasing with 13.2 million square feet leased during the year at rates that were 6.6% higher than expiring rates. This increased our overall occupancy by 150 basis points to 95.1%.

2012 ANNUAL REPORT    47

Office Development, Opportunity and Finance

We reached practical completion of our Brookfield Place development in Perth and reclassified the property to our office properties portfolio in May 2012. In addition, in the second quarter of 2012, we announced the launch of our Bay Adelaide East development, a one million square foot project in Toronto.

We own development rights on Ninth Avenue between 31st Street and 33rd Street in New York City, which includes 5 million square feet of commercial office space entitlements. We expect that this will be one of the first sites for office development in Manhattan, once new office properties become economic, and are commencing work to build the necessary foundations. We recently acquired an adjacent property during the year to further expand this important development initiative. We also hold several well positioned development sites in London, UK. In all cases, full construction will be dependent on securing leases.

Our opportunity investment funds have committed capital of $4.0 billion, including $2.6 billion from clients and $1.4 billion from ourselves, of which $1.0 billion is currently invested. One of our early funds is fully invested and we have been selling properties, while we are actively investing the capital in the two more recent funds. We deployed nearly $1.2 billion of capital during 2012 in several transactions, which included the acquisition of Thakral Holdings in Australia with a $1 billion portfolio of prime office assets in Sydney, a portfolio of 19 multi-family communities and approximately 5,000 units as well as an industrial company which owns and operates approximately 18 million square feet of industrial properties and over 20,000 acres of land.

Our net invested capital in the funds is $681 million (December 31, 2011 – $429 million) and our share of the underlying FFO for 2012 was $72 million (2011 – $31 million).

Our three real estate finance funds have committed capital of $1.3 billion, including $1.0 billion from clients and $0.3 billion from ourselves, of which $0.8 billion is currently invested. Our share of capital invested in these operations was $255 million at December 31, 2012 (December 31, 2011 – $371 million). These activities contributed $19 million of FFO and gains during 2012, compared to $28 million in 2011.

We continue to pursue a number of opportunistic real estate investments, primarily in the United States, where refinancing requirements and recapitalization opportunities are resulting in increased transaction activity.

Outlook and Growth Initiatives

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management, including refinancing mature properties and disposition of select mature or non-core assets;

•	Advancing development assets as the economy rebounds and supply constraints create opportunities; and

•	Renewing and extending borrowings to take advantage of the current low interest rate environment.

We expect to increase the cash flows from our office and retail property activities through continued leasing activity as described above. In particular, we are operating at least 400 basis points below our normal office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. Most of our markets have favourable outlooks, which we expect will also lead to strong growth in lease rates. We do, however still face a meaningful amount of office lease rollover in 2013, which may restrain FFO growth from this part of our portfolio in the near term.

In our North American retail business, we continue to improve the profitability of the business by rationalizing the portfolio and leases, refinancing debt and reducing costs.

Transaction activity is picking up across our global office markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest of all, or a partial interest in a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. We are currently focused on five development projects totalling approximately eight million square feet. This pipeline could add more than $7.2 billion in assets and we are actively advancing planning and entitlements and seeking tenants for these sites. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the fortress shopping centres in the United States.

48    BROOKFIELD ASSET MANAGEMENT

RENEWABLE POWER

Overview

Our renewable power assets are held through Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable” or “BREP”), in which we owned 68% at year end. BREP operates renewable power facilities and owns them both directly as well as through joint ventures and our institutional infrastructure funds. In addition to our role as the manager of BREP, we entered into arrangements where we purchase a portion of BREP’s power at predetermined prices, providing a stable revenue profile for unitholders of BREP and providing us with continued participation in future increases (or decreases) in power prices.

Highlights for the year included the following:

•

Provided a total return to BREP unitholders of 13.5% as compared to 7.1% for the benchmark S&P/TSX Composite Index, and increased annualized cash distributions by 7.4% between late 2011 and February 2013.

•

Announced the acquisition of nearly 1,000 megawatts (“MW”) of renewable power facilities capacity through our institutional funds including two large scale hydroelectric portfolios. These acquisitions are expected to increase annual generation by 3,500 gigawatt (‘GWh”) based on long-term average generation. Equity capital deployed during the year by our managed entities totalled $600 million.

•	Completed nearly $2.4 billion of financing and capital markets activities, which have meaningfully reduced borrowing costs while increasing the overall term to maturity.

•

Achieved generation of 15,821 GWh, unchanged from prior years, as the increase from newly acquired and commissioned facilities (+1,357 GWh) was offset by the impact of below average hydrology conditions on existing facilities (-1,413 GWh).

•

Completed the construction and commissioned a 19 MW hydroelectric facility in Brazil earlier than expected and commenced construction of a 45 MW hydroelectric facility in British Columbia, scheduled for completion in 2014.

The following table summarizes the operating results and financial profile of our renewable power operations by operating region:

	United States		Canada		Brazil		Corporate/ Unallocated		Total Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Segment financial results
Revenues	$420	$444	$408	$357	$332	$327	$19	$—	$1,179	$1,128

Net operating income	218	294	264	237	208	218	14	—	704	749
Equity accounted FFO	6	13	2	6	5	6	—	—	13	25
Disposition gains	—	12	—	13	—	—	214	—	214	25

Segment operating income	224	319	266	256	213	224	228	—	931	799
Interest expense	(160)	(143)	(109)	(91)	(58)	(92)	(85)	(68)	(412)	(394)
Unallocated costs	—	—	—	—	—	—	(36)	(2)	(36)	(2)
Current income taxes	2	2	—	5	(16)	(15)	2	(5)	(12)	(13)
Non-controlling interests in FFO	(66)	(43)	(76)	(102)	(59)	(13)	43	—	(158)	(158)

Funds from operations	$—	$135	$81	$68	$80	$104	$152	$(75)	$313	$232

Valuation items	$136	$127	$212	$585	$(22)	$(92)	$(62)	$—	$264	$620

Segment financial position
Segment assets	$6,964	$5,525	$7,405	$6,828	$2,775	$2,990	$(2,819)	$(2,568)	$14,325	$12,775
Investments	196	184	81	89	67	85	—	—	344	358
Borrowings	(2,243)	(1,968)	(1,756)	(1,584)	(348)	(645)	(1,772)	(1,323)	(6,119)	(5,520)
Segment non-controlling interests	(1,609)	(743)	(1,548)	(1,060)	(937)	(813)	535	112	(3,559)	(2,504)

Common equity by segment	$3,308	$2,998	$4,182	$4,273	$1,557	$1,617	$(4,056)	$(3,779)	$4,991	$5,109

2012 ANNUAL REPORT    49

The following table presents our generation results:

					Variance of Results
	Actual Production		Long-Term Average		Actual vs. Long-term Average		Actual vs. Prior Year
FOR THE YEARS ENDED DECEMBER 31 (GIGAWATT HOURS)	2012	2011	2012	2011	2012	2011	2012
Hydroelectric generation
United States	5,913	7,150	7,205	6,812	(1,292)	338	(1,237)
Canada	3,832	4,056	4,972	5,061	(1,140)	(1,005)	(224)
Brazil	3,470	3,307	3,470	3,307	—	—	163

Total hydroelectric operations	13,215	14,513	15,647	15,180	(2,432)	(667)	(1,298)
Wind energy	1,709	662	2,034	710	(325)	(48)	1,047
Co-generation	897	702	521	406	376	296	195

Total generation	15,821	15,877	18,202	16,296	(2,381)	(419)	(56)

% Variance
– Total					(13%)	(3)%	(0%)

– Hydroelectric					(16%)	(4)%	(9%)

Generation from our hydroelectric portfolio was 9% or 1,298 GWh lower than the prior year as a result of lower inflows from drier than normal conditions in eastern Canada, New York State, and in the mid-western United States in the second and third quarter of the year. The decrease was partially offset by the first quarter generation that was higher than long-term average, as well as from improved hydrology conditions in the fourth quarter. Generation from our wind portfolio was 1,047 GWh higher than the prior year resulting from the contribution of acquired or commissioned facilities in California and New England, and from an Ontario facility commissioned in 2011. Results in the second and third quarters of 2012 were below long-term average as a result of lower wind conditions across the U.S and Canadian assets.

Revenues totalled $1.18 billion compared to $1.13 billion in 2011. Total generation was 15,821 GWh, virtually unchanged from the 15,877 GWh produced in 2011. Generation from facilities owned throughout both years declined by 1,413 GWh and were 1,855 GWh below long-term averages, reducing revenue by $160 million. Facilities acquired or commissioned since January 1, 2011 contributed 1,357 GWh and $130 million of revenue. Foreign currency variances reduced revenues by $51 million, while changes in realized prices in local currency terms reduced revenues by $18 million.

FFO and gains totalled $313 million in 2012 compared to $232 million in 2011. The 2012 and 2011 results included $214 million and $25 million of disposition gains. Excluding disposition gains, FFO was $99 million in 2012 compared to $207 million in 2011. While revenues were relatively unchanged overall, the decline in generation and revenues from existing facilities of $160 million reduced the corresponding FFO by $94 million, as the associated direct costs and interest costs are relatively fixed (i.e., the change in revenue results in a fairly commensurate change in FFO after adjusting for non-controlling interest), whereas the revenue increase of $130 million from recently acquired and commissioned facilities contributed incremental FFO of $29 million after taking into consideration the associated direct costs and interest expenses. Interest expense for the segment was largely unchanged year-over-year as borrowing costs on new debt financing acquisitions and commissioned projects was offset by lower cost of debt refinanced during the year. We sold 13 million units of BREP in the first quarter of 2012 for total proceeds of $345 million, decreasing our ownership by 5% to 68% and realizing a $214 million disposition gain. The 5% decrease in our ownership resulted in $9 million reduction in FFO, compared to our ownership level in the prior year.

We estimate that FFO would have been $118 million and $37 million higher during 2012 and 2011, respectively, had we achieved long-term average generation, with no change in realized prices.

Valuation gains of $264 million in 2012 represent our share of increases in the value of our renewable energy portfolio. In 2011, valuation gains of $620 million included a net portfolio revaluation gain of $1.3 billion offset by the recapture of depreciation that was expensed during the year.

50    BROOKFIELD ASSET MANAGEMENT

The following table provides further analysis of net operating income which, for this purpose, includes equity accounted FFO:

	2012					2011
FOR THE YEARS ENDED DECEMBER 31 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Realized Revenues	Direct Costs	Net Operating Income		Production (GWh)	Realized Revenues	Direct Costs	Net Operating Income
Hydroelectric
United States	5,913	$365	$171	$194		7,150	$477	$168	$309
Canada	3,832	221	78	143		4,056	238	72	166
Brazil	3,470	334	123	211		3,307	333	109	224

Total hydroelectric	13,215	920	372	548		14,513	1,048	349	699
Wind energy	1,709	187	54	133		662	70	18	52
Co-generation	897	59	44	15		702	56	33	23

Total	15,821	$1,166	$470	$696	[1]	15,877	$1,174	$400	$774	[2]

Per Megawatt hour (MWh)
Total generation		$74	$30	$44			$74	$25	$49

Hydroelectric generation		$70	$28	$42			$72	$24	$48

1.	Includes equity accounted FFO of $13 million and excludes investment income of $21 million that is included in net operating income
2.	Includes equity accounted FFO of $25 million

Net operating income declined by $78 million from 2011. NOI from hydroelectric facilities declined by $151 million due to lower revenues while direct costs increased due to the addition of newly acquired and commissioned facilities to the portfolio. Costs are largely fixed and therefore do not decline to the same extent as revenues when generation is lower. NOI from our wind energy facilities increased by $81 million due to the contribution from recently acquired and commissioned wind energy facilities.

Realized prices on a per MWh basis were unchanged at $74 year-over-year on a total portfolio basis, which represents a decline from $72 to $70 for the hydroelectric portfolio offset by a greater proportion of higher price wind energy generation following the acquisition and commissioning of wind energy facilities over the past two years. The decline in hydroelectric prices reflects the impact of lower spot pricing on uncontracted generation in the northeast United States and reduced generation from facilities that sell power under higher priced long-term contracts. Operating costs per unit on a total portfolio basis increased from $25 to $30, reflecting an increase in hydroelectric unit costs from $24 to $28 and a greater proportion of higher cost wind energy. The increase in hydroelectric unit costs is primarily due to the impact of lower generation levels over a relatively fixed cost base and costs incurred from newly acquired assets. Average realized prices and direct costs for our wind facilities were unchanged year-over-year on a per MWh basis.

Currency fluctuations reduced the U.S. equivalent of both revenues and operating costs, resulting in an approximate $1 decrease in net operating income on a per unit basis.

Portfolio Valuation

We recorded a valuation gain of $825 million in Other Comprehensive Income to revalue our portfolio at year-end. After taking into consideration $500 million of accounting depreciation booked during the year, the net portfolio revaluation gain year-over-year was $325 million. This reflects a $650 million increase as a result of lower discount rates, which in turn reflect lower interest rates, offset by a $250 million reduction relating to lower expected electricity prices in the short term and a $100 million reduction reflecting the impact of exchange rates on projected cash flows. Our share of the net portfolio revaluation after non-controlling interests was approximately $270 million.

The assets deployed in our renewable power operations are revalued on an annual basis using discounted cash flows. The key valuation metrics of our hydro and wind generating facilities at the end of 2012 and 2011 are summarized below. The valuations are impacted primarily by the discount rate and long-term power prices. Discount rates are based on our after-tax cost of capital and are adjusted to reflect whether revenues are subject to long-term contracts or spot market pricing. Projected cash flows are based on in-place contracts and expected market prices for non-contracted power. Forward market prices are used for the first four years, during which time there is adequate liquidity permit appropriate price discovery, and thereafter prices are determined using internal projections that reflect our view of future market capacity, cost of capital, costs of fuel for competing forms of generation and competitive attributes of renewable energy. A 100 basis-point change in the discount and terminal capitalization rates and a 5% change in long-term power prices will impact the value of our net invested capital by $1.6 billion and $0.5 billion, respectively.

2012 ANNUAL REPORT    51

	United States		Canada		Brazil
AS AT DECEMBER 31	2012	2011	2012	2011	2012	2011
Discount rate	6.5%	6.7%	5.4%	5.7%	9.4%	9.9%
Terminal capitalization rate	7.0%	7.2%	6.5%	6.8%	n/a	n/a
Exit date	2032	2031	2032	2031	2029	2029

The discount and terminal capitalization rates decreased in both the United States and Canada due to improved economic outlook and lower risk-free rates. The discount rates in Brazil decreased as a result of lower risk free rates. We reduced expected pricing in the near future to reflect lower spot and forward market prices; however our longer term price projections remain relatively unchanged. Our generation facilities in Brazil are held under concessions and authorizations which have a fixed maturity date and accordingly, we do not ascribe a terminal value to these assets under IFRS, although we believe that we will be able to renew these concessions upon maturity.

Segment Financial Position

Segment assets increased by approximately $1.5 billion in total, which includes a $1.5 billion increase in the U.S. primarily as a result of acquisitions of hydroelectric and wind energy assets, a $0.6 billion increase in Canada reflecting a composition of the continued development of wind and hydroelectric assets and the revaluation of property, plant and equipment and a 3% increase in currency exchange rates, and a $0.2 billion decrease in Brazil reflecting a 9% decrease in currency exchange rates offset by investment in acquisitions and development projects.

Approximately 600 MW of capacity was acquired by our institutional fund during the year, with a total enterprise value of $1.2 billion, which enabled us to invest $600 million of equity. BREP’s average interest in these facilities is 22%. This included two California wind projects closed in the first quarter of 2012 with estimated annualized generation of 550 GWh and a 24-year power purchase agreement and a group of hydroelectric facilities in Tennessee with estimated annual generation of 1,360 GWh that closed in November 2012.

We completed the construction of two wind facilities and one hydroelectric facility, adding over 600 GWh of estimated long-term annual generation.

Segment borrowings and segment non-controlling interests increased by $0.6 billion and $1.1 billion, respectively. The additional borrowings primarily reflect acquisition financing. The increase in segment non-controlling interests represents capital called from third party investors to fund generation assets acquired during the year, and the sale by us of a 5% interest in Brookfield Renewable.

Common equity by segment declined by $0.1 billion, as the reduction in our interest in Brookfield Renewable was partially offset by valuation gains.

Contract Profile

We have contracted 77% and 69% of our long-term average generation for 2013 and 2014, respectively. Approximately 70% of the expected generation is hedged with long-term contracts that have an average term of 11.6 years, while 5% of our revenue for 2013 is hedged with shorter-term financial contracts.

Almost all of Brookfield Renewable’s generation in Brazil is sold under power sales agreements, as is all of the wind energy in North America. Our wholly-owned energy marketing group has entered into purchase agreements and price guarantees with Brookfield Renewable that fix the prices for most of the North American hydroelectric generation that is not already sold under a long-term contract. The majority of these arrangements are offset by us with long-term contracts such as our 20-year power sales agreement with the Ontario Power Authority, which has the full credit support of the Ontario provincial government. Our primary exposure to price fluctuations relates to approximately 5,000 GWh of annual generation that we have committed to purchase from Brookfield Renewable at an average price of $73 per MWh for which we have no offsetting long-term sales agreements. We estimate that a $10 per MWh negative variance results in an approximate $16 million decrease in FFO based on our 68% ownership of Brookfield Renewable at year-end, because we recover our proportionate share of any negative variance through our ownership interest. On the other hand, we will record annual FFO increases of $50 million for every $10 per MWh of positive variance from the contracted price, which we believe will add significant value over the longer term as demand and prices for renewable hydroelectric generation increase. Realized prices were below contract prices for the most of the year which resulted in a net reduction in FFO of approximately $40 million from these arrangements during 2012.

52    BROOKFIELD ASSET MANAGEMENT

The following table profiles our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

FOR THE YEARS ENDED DECEMBER 31	2013	2014	2015	2016	2017
Generation (GWh)
Contracted
Power sales agreements
Hydro	11,534	10,266	8,920	8,782	8,140
Wind	2,104	2,104	2,104	2,104	2,104
Gas and other	398	134	—	—	—

	14,036	12,504	11,024	10,886	10,244
Financial contracts	906	876	—	—	—

Total contracted	14,942	13,380	11,024	10,886	10,244
Uncontracted	4,578	5,988	8,258	8,396	9,038

Long-term average generation	19,520	19,368	19,282	19,282	19,282

Contracted generation – as at December 31, 2012
% of total generation	77%	69%	57%	56%	53%
Price (per MWh)	$84	$85	$93	$94	$93

The average contracted price fluctuates from period to period as existing contracts expire and we enter into new contracts, and as a result of changes in currency exchange rates for contracts in Brazil and Canada.

We acquired facilities during 2012 with estimated contracted generation of 1,400 gigawatt hours that is sold under contract at what we consider to be low prices that can be exceeded in the near term markets. These contracts terminate during 2013 and 2014, resulting in a decrease in the proportion of contracted generation; however, we are confident that we can ultimately secure much longer term contracts at higher prices.

The decrease in the amount of annual generation contracted under long-term power sales agreements prior to 2017 also reflects the expiry of contracts in Brazil. Given the continued economic expansion in that country and the increasing need for generation capacity, we are confident that we will be able to sell our power at increasing rates and secure long-term contracts on favourable terms.

We have reduced the amount of power sold under financial contracts, which primarily relate to generation in the Quebec and New York markets, relative to previous years, as we believe the current low spot price environment provides more upside potential than downside risk. In the meantime, we continue to pursue opportunities to secure long-term contracts at pricing that reflects the favourable renewable characteristics of our energy production in North America.

Outlook and Growth Initiatives

Acquisition and development activities completed during the year increased our estimated annualized generation by 2,582 GWh, which, together with the expected closing of a previously-announced acquisition of a large-scale hydroelectric portfolio in the northeast U.S., will increase overall portfolio generation by 15% at attractive projected returns. In addition, we continue to advance two hydroelectric facilities with a total expected construction cost of $315 million and estimated long-term average generation of 275 GWh and maintain a development pipeline of approximately 2,000 MW of capacity.

Notwithstanding the current low price environment for electricity prices in our North American markets, we believe electricity prices will increase strongly over the long-term due to the challenges facing many forms of generation technologies, including environmental concerns and possible carbon pricing, desires for energy independence and security and other potential legislative and market driven factors. In the short term, most of our revenues are secured through long-term contracts although the uncontracted power is being sold at the low prices that prevail in the current market. In the long term, we are well positioned to benefit from increasing electricity prices.

2012 ANNUAL REPORT    53

INFRASTRUCTURE

Overview

We own and operate our infrastructure operations primarily through Brookfield Infrastructure Partners L.P. (“BIP”), which had a market capitalization of $8 billion at year-end and is listed on the New York and Toronto stock exchanges. We hold a 28% interest in BIP, consistent with our ownership level through 2012 and 2011. BIP owns a number of infrastructure businesses directly as well as through infrastructure funds and joint ventures that we manage, the largest of which is the Brookfield Americas Infrastructure Fund (“BAIF”). BAIF has total committed capital of $2.7 billion, 90% invested at year end, of which Brookfield committed $0.7 billion. We also hold direct interests in our timber funds and our agriculture business outside of BIP.

During 2012 we transferred our remaining directly held transmission interests to BIP and sold our direct interests in our western Canadian timberlands, thereby monetizing the capital invested and simplifying our ownership structure. We are currently exploring alternatives to similarly monetize or reorganize our remaining directly held timber operations with similar objectives.

Highlights during 2012 include the following:

•	Achieved total return for unitholders of BIP of 33% on the NYSE during 2012 (3-year – 35%) compared to 16% (3-year – 14%) for the Dow Jones Brookfield Global Infrastructure Index.

•

Increased BIP’s annualized distribution rate by 15% in February 2013, representing a compound annual growth rate of 10% over the past five years, exceeding our targeted distribution growth rate of 3 – 7% per annum.

•	Earned segment FFO of $224 million compared with $172 million in 2011. This 30% increase in FFO reflects the contribution from recently commissioned expansion projects as new investments.

•

Successfully commissioned our $600 million Australian railroad expansion below budget and ahead of schedule and significantly advanced our $750 million Texas electricity transmission system, which we expect will be up and running in mid-2013.

•	Deployed $2 billion of capital into investments in the utility, transportation and energy sectors, including $1 billion of capital in European businesses or in assets acquired from European owners.

•	Completed $3.3 billion of financings and capital markets activities that increased liquidity.

•	Negotiated favourable rate base renewals covering $265 million of operating assets.

The following table sets out the operating performance of our infrastructure segment by business line as well as its financial position:

	Utilities		Transport and Energy		Sustainable Resources		Corporate / Unallocated		Total Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Segment financial results
Revenues	$868	$580	$672	$541	$559	$598	$10	$6	$2,109	$1,725

Net operating income	489	399	295	195	176	217	11	6	971	817
Equity accounted FFO	126	116	86	70	8	6	3	1	223	193
Disposition gains	—	—	—	—	63	—	—	—	63	—

Segment operating income	615	515	381	265	247	223	14	7	1,257	1,010
Interest expense	(184)	(144)	(98)	(82)	(89)	(88)	(28)	(26)	(399)	(340)
Unallocated costs	(1)	(2)	—	—	(21)	(17)	(122)	(99)	(144)	(118)
Current income taxes	(8)	—	—	1	(2)	(2)	(6)	(3)	(16)	(4)
Non-controlling interests in FFO	(313)	(251)	(213)	(137)	(51)	(61)	103	73	(474)	(376)

Funds from operations	$109	$118	$70	$47	$84	$55	$(39)	$(48)	$224	$172

Valuation items	$8	$35	$32	$95	$125	$153	$(4)	$—	$161	$283

Segment financial position
Segment assets	$4,707	$3,166	$5,254	$2,600	$4,482	$4,183	$20	$130	$14,463	$10,079
Investments	1,122	931	1,384	696	80	69	20	—	2,606	1,696
Borrowings	(3,195)	(2,336)	(2,322)	(962)	(1,525)	(1,506)	(946)	(114)	(7,988)	(4,918)
Segment non-controlling interests	(2,041)	(1,168)	(3,381)	(1,706)	(1,747)	(1,482)	659	6	(6,510)	(4,350)

Common equity by segment	$593	$593	$935	$628	$1,290	$1,264	$(247)	$22	$2,571	$2,507

54    BROOKFIELD ASSET MANAGEMENT

Funds from operations increased to $224 million from $172 million in 2011. Disposition gains contributed $45 million to FFO during 2012 after non-controlling interests, whereas there were no such gains in 2011. The gains related to the sale of a portion of our western Canadian timber to an institutional investor ($34 million) and the disposition of our agricultural land ($11 million). FFO excluding gains increased by $7 million year-over-year, to $179 million. The increase reflects the contribution from capital expansion projects such as our western Australian rail lines and acquisitions such as our South American toll roads, offset by lower timber prices and a reduced interest in our South American transmission business. Valuation gains in 2012 totalled $190 million reflecting value appreciation in our Utilities and Sustainable Resources businesses. In 2011, valuation gains totalled $283 million due to increased valuations of many of our operating assets and standing timber.

Segment assets and equity accounted investments increased by $5.3 billion to $17.1 billion at year-end as a result of the acquisition of several large businesses during the year by BIP directly and through our private funds. Borrowings increased by $3.1 billion and segment non-controlling interests increased by $2.2 billion reflecting acquisition financing of long-term debt capital provided by clients and investment partners.

Common equity by segment increased by $64 million, which reflects our share of undistributed earnings and our $140 million participation in BIP’s equity issue during 2012, offset by the sale of our direct interest in western Canadian timberlands and the sale of our direct interest in our Chilean transmission business to BIP.

Utilities

These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Net operating income increased by 23% to $489 million from $399 million last year reflecting the acquisition of a South American electricity distribution company and the expansion of our UK connections business by way of a merger that doubled the size of the business.

Segment FFO decreased by $9 million to $109 million. A substantial proportion of the contribution from new assets is attributable to non-controlling interests in our private funds and BIP. In addition, we held a lower effective interest in our Chilean transmission business following the sale of our direct interest to BIP during the year.

Common equity by segment in this business line was unchanged year-over-year as our share of the equity deployed in the acquisitions was offset by our reduced interest in our Chilean transmission operations.

We invested approximately $75 million for a 25% interest in a district energy system that serves commercial customers in downtown Toronto, Ontario which we acquired in partnership with institutional investors. In November, we completed the recapitalization of our recently acquired UK regulated distribution business, enabling BIP to invest $525 million in the business and more than doubling our installed base of gas and electricity connections to over 1 million. We subsequently sold a 20% interest in this business for proceeds of $235 million.

Transport and Energy

These businesses operate, in most cases, under long-term contracts or regulatory frameworks that govern prices, but not volumes. As a result, financial performance may fluctuate due to changes in activity levels or short-term price variances; however, these are usually within a narrow band of fluctuation.

Net operating income increased to $295 million in 2012, from $195 million in 2011. The increase was primarily driven by the commissioning of our Australian rail line expansion and the contribution from South American toll road businesses acquired during 2012 and late 2011. Our North American gas transmission business continues to be adversely impacted by weak market conditions caused by excess capacity and low natural gas prices.

The net impact of the acquisitions and capital expansions led to a 49% increase in segment FFO, which was $70 million in 2012 compared to $47 million in 2011. Non-controlling interests increased by $76 million reflecting the interest of these investors in the increased operating results.

Valuation gains relating to our transport and energy operations totalled $32 million compared to $95 million in 2011. In each year the gains relate primarily to the increased value of our Australian rail operations reflecting the capital expansion and the procurement of associated long-term contracts.

Common equity by segment in this business line increased by $307 million, reflecting our pro rata share of the capital invested in the Australian rail lines and the toll road acquisitions.

2012 ANNUAL REPORT    55

We completed the acquisition of an additional interest in our Chilean toll road for $170 million, increasing our ownership to approximately 50%. In December, we acquired a 60% interest in the largest toll road operator in Brazil, in partnership with Abertis Infraestructuras and institutional investors for $310 million. These roads benefit from long-term concession agreements in proven regulatory regimes, as well as significant opportunities to deploy additional capital to expand the networks to meet increased road traffic due to GDP growth.

Sustainable Resources

Net operating income for our sustainable resources business decreased to $176 million from $217 million last year, due to lower volumes and pricing in our timber business following a decline in demand from Asian markets. For the year, exports represented 41% of total log sales, compared to 47% in 2011. In December, we sold our direct 12.5% interest in our Canadian timberlands business as well as the 12.5% of interest held by BIP for aggregate proceeds at $170 million, resulting in a disposition gain of $63 million, of which our share after non-controlling interests was $45 million. This led to an increase in our proportionate share of FFO to $67 million from $46 million last year.

We recorded valuation gains of $125 million based on increases in expected cash flows reflecting improved log prices and increased harvest levels and increased values of our Brazilian agricultural lands. The carrying values of our timber assets are based on external appraisals that are completed annually. Key valuation assumptions include a weighted average discount and terminal capitalization rate of 6.2% (2011 – 6.6%) and an average terminal valuation date of 90 years. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

Our R$674 million Brazil Agriland Fund is currently 53% invested. Our total investment, including our historical business as well as new investments through the Fund, is approximately $535 million, and is carried at fair value under IFRS and revalued in the normal quarterly process.

Common equity by segment in this business line increased by $26 million, as the impact of valuation gains and additional agriculture investments was largely offset by the sale of interests in our western Canadian timber operations.

Corporate/Unallocated

Our proportionate share of net corporate expenses, which relate primarily to interest expense, unallocated corporate costs, and management fees paid to Brookfield was $39 million compared to $48 million in 2011. Interest expenses and management fees both increased reflecting unsecured borrowings incurred to finance acquisitions and an increase in the amount of capital under management; however this was offset by an increase in the amounts attributable to non-controlling interests.

Common equity by segment that has not been specifically allocated to one of the business lines decreased reflecting our proportionate share of unsecured financings completed during 2012.

We also completed refinancings at a number of our operations, capitalizing on opportunities to issue long-term debt in this historically low interest rate environment. In total, we refinanced $3.3 billion of debt at an average rate of 4.6%. These efforts have positioned us very well going into 2013 as our business now has a well laddered debt maturity profile, with an average maturity of eight years.

Outlook and Growth Initiatives

The completion of strategic initiatives in the fourth quarter of 2012 has established a very solid foundation for our business to prosper across a wide range of economic environments. Based on our current profile, over 85% of projected 2012 cash flow will be generated under regulatory frameworks or long-term contracts, a significant amount of which is not dependent on usage. Furthermore, approximately 60% of our projected 2012 revenue is indexed to inflation and 65% of projected cash flow is generated by assets with excess capacity whereby we have upside from increased throughput of our networks, such as our toll roads in South America and our ports in Europe.

We continue to advance a number of other growth initiatives. A number of our businesses, such as our UK connections business, our electricity transmission operations, our European ports and our Australian railroad, have considerable organic growth investment opportunities that earn very attractive returns on invested capital. A key focus for 2013 will be the replenishment of our capital backlog by identifying and advancing organic growth opportunities such as our Dudgeon Point coal terminal project.

Our timber operations are expected to benefit from continued demand from Asia as we are also participating in the recovery of North American markets which we believe in time will allow us to achieve optimal pricing and increase our harvest levels.

We remain confident that we can achieve attractive returns within our Brazilian agricultural operations based on the country’s strong competitive position as a leading agricultural producer and will endeavour to deploy additional capital on behalf of ourselves and our clients. We have an active pipeline for investments in 39 properties with an approximate total value of R$1.7 billion. We are in the process of concluding investments requiring total capital of approximately $100 million which has been recently called from our Brazil Agriland Fund.

56    BROOKFIELD ASSET MANAGEMENT

PRIVATE EQUITY AND RESIDENTIAL DEVELOPMENT

Our private equity and residential development operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $2.7 billion as well as direct investments in several public companies including Norbord Inc., Brookfield Residential Properties Inc. and Brookfield Incorporações S.A. We also have residential development operations in Australia that we are in the process of winding down.

Highlights during 2012 include the following:

•

Completed the final close of Brookfield Capital Partners III with $1 billion of capital commitments, and secured $450 million of pledge commitments to a bridge lending strategy, including $250 million and $200 million, respectively, from Brookfield.

•

Completed $1.8 billion financing and capital markets transactions, including the recapitalization of our North American residential development business with equity and the debt issuances of $800 million.

•

Increased segment FFO modestly to $261 million as increased FFO from our private equity operations and our North American residential business was more than offset losses from our Brazilian residential operations.

•

Increased aggregate net operating income within our private equity operations by $301 million due primarily to the ongoing recovery in the North American housing markets. Our share of FFO from these operations totalled $234 million compared to $127 million in 2011.

•

Closed out Brookfield Capital Partners I with the return of remaining capital to investors for a gross IRR of 31% (Net IRR after fees and carry was 25%) and a gross multiple of capital of 2.2 times (net capital multiple of 1.9 times). Our share of the gains earned by our partners totalled $17 million ($26 million since inception) and is included as performance based income in our Asset Management and Other Services segment.

The following table sets out the operating performance of our private equity and residential development segment during 2012 as well as its financial profile:

	Private Equity		Residential Development		Total Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011	2012	2011
Segment financial results
Revenues	$4,424	$3,890	$2,476	$2,850	$6,900	$6,740

Net operating income	598	298	197	313	795	611
Equity accounted FFO	8	1	7	22	15	23
Disposition gains	15	177	16	—	31	177

Segment operating income	621	476	220	335	841	811
Interest expense	(133)	(128)	(143)	(135)	(276)	(263)
Unallocated costs	(28)	(22)	—	—	(28)	(22)
Current income taxes	(12)	(8)	(67)	(37)	(79)	(45)
Non-controlling interests in FFO	(221)	(148)	24	(85)	(197)	(233)

Funds from operations	$227	$170	$34	$78	$261	$248

Valuation items	$(134)	$(236)	$(46)	$(13)	$(180)	$(249)

Segment financial position
Segment assets	$3,584	$3,514	$5,892	$5,380	$9,476	$8,894
Investments	26	25	210	236	236	261
Borrowings	(1,682)	(1,790)	(3,348)	(2,655)	(5,030)	(4,445)
Segment non-controlling interests	(970)	(799)	(1,137)	(1,295)	(2,107)	(2,094)

Common equity by segment	$958	$950	$1,617	$1,666	$2,575	$2,616

Revenues, net operating income and funds from operations all increased compared to 2011 reflecting the ongoing recovery in the U.S. housing market. This had a particularly favourable impact on the two panelboard investments in our private equity funds, as well as our North American residential development business. These increases were partially offset by a slowdown in activity in our Brazilian residential operations. Disposition gains totalled $31 million in 2012 compared to $177 million in 2011.

2012 ANNUAL REPORT    57

Private Equity

We operate six institutional private equity funds with total invested capital of $1.1 billion and uninvested capital commitments from clients of $1 billion, $1.6 billion including Brookfield’s commitments. We also directly own a number of investments that are outside the mandates of our private equity funds or other operating entities. Common equity by segment is $1.0 billion consistent with the prior year.

The private equity fund portfolios include 14 investments in a diverse range of industries. Our average investment is $34 million and our largest single exposure is $245 million of common equity by segment and $67 million and $391 million, respectively, at fair value, based on internal valuations. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 63% interest in Norbord Inc. (“Norbord”), which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at December 31, 2012 was approximately $900 million based on stock market prices, compared to our carrying value of $200 million.

The results of our private equity activities are shown in the following table. Our share of FFO from private equity investments increased to $227 million from $170 million in 2011.

	Carrying Values		Revenues		Funds from Operations
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011	2012	2011
Industrial and forest products	$592	$506	$4,088	$3,673	$166	$59
Energy and related services	149	154	183	155	22	17
Business services	139	233	101	32	11	11
Property and other	3	2	—	—	—	—
Bridge lending	75	55	52	30	18	7
Other	—	—	—	—	(5)	(7)

	958	950	4,424	3,890	212	87
Disposition gains	—	—	—	—	15	83

	$958	$950	$4,424	$3,890	$227	$170

Revenues increased by $534 million, due principally to increased prices and volumes within our panelboard businesses, which are benefitting from the U.S. housing recovery. This led to an increase in FFO from our industrial and forest products businesses to $166 million, a $107 million increase over 2011. Asset monetization gains were higher in 2011 due to a $61 million monetization gain relating to the recapitalization of one of our portfolio companies. As a result of these factors, FFO from these operations increased by $57 million to $227 million in 2012.

Residential Development

Our North American business is conducted through Brookfield Residential Properties Inc. We hold approximately 69% of Brookfield Residential which is listed on the New York and Toronto stock exchanges. We are active in 10 principal markets located primarily in Alberta, California and Washington, D.C. area, and control over 100,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian business is conducted through Brookfield Incorporações S.A. (“BISA”). We hold approximately 44% of BISA which is listed on the principal stock exchange in Brazil. BISA is one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including São Paulo, Rio de Janeiro, the Brasilia Federal District, and the five other markets that collectively account for the majority of the Brazilian real estate market.

Our development businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

58    BROOKFIELD ASSET MANAGEMENT

The following table sets out the operating results and financial profile of our residential development activities for the past two years:

	Brazil		North America		Australia/UK		Total
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Segment financial results
Revenues	$1,006	$1,775	$1,340	$818	$130	$257	$2,476	$2,850

Net operating income	29	195	163	126	5	(8)	197	313
Equity accounted FFO	(3)	21	10	1	—	—	7	22
Disposition gains	1	—	15	—	—	—	16	—

Segment operating income	27	216	188	127	5	(8)	220	335
Interest expense	(87)	(90)	(41)	(34)	(15)	(11)	(143)	(135)
Current income taxes	(22)	(18)	(45)	(19)	—	—	(67)	(37)
Non-controlling interests in FFO	47	(62)	(23)	(23)	—	—	24	(85)

Funds from operations	$(35)	$46	$79	$51	$(10)	$(19)	$34	$78

Valuation items							$(46)	$(13)

Segment financial position
Segment assets	$3,340	$3,028	$2,219	$1,922	$333	$430	$5,892	$5,380
Investments	44	80	155	144	11	12	210	236
Borrowings	(2,175)	(1,863)	(1,051)	(599)	(122)	(193)	(3,348)	(2,655)
Segment non-controlling interests	(727)	(785)	(410)	(510)	—	—	(1,137)	(1,295)

Common equity by segment	$482	$460	$913	$957	$222	$249	$1,617	$1,666

Our Brazilian operations experienced lower levels of sales and project launches during 2012, although both results were consistent with expectations. The slowdown reflects lower levels of permitting throughout our principal development areas following several years of expansion and consistent with the experience of other developers. We have also experienced some margin pressure from cost increases; however margins remained healthy at 13%.

The following table presents project completions, contracted sales and new project launches for the last three years in Brazilian currency:

FOR THE YEARS ENDED DECEMBER 31 (R$ MILLIONS)	2012	2011	2010
Project completions	$1,073	$1,952	$922
Contracted sales	3,358	4,387	3,621
Project launches	3,072	3,930	2,981

Our North American operations demonstrated strong growth reflecting the recovery in U.S. housing markets, and while the contribution from our U.S. business was negligible during the year, we believe it has the potential to deliver strong results over the coming years. Funds from operations increased from $51 million to $79 million due largely to an increase in gross margin of $61 million, offset in part by associated income taxes. Brookfield Residential completed an equity offering in the fourth quarter and we participated at a reduced share, diluting our ownership from 72% to 69% and recognizing a disposition gain of $15 million.

We delivered 1,808 homes and 2,142 lots during the year, compared to 1,295 and 1,869, respectively, in 2011, resulting in revenues of $1.3 billion compared to $0.8 billion in 2011. The gross margin on our Canadian operations was 34.2% compared to 36.8% in 2011 reflecting a slight change in mix between the projects being delivered and between home and lot sales.

The 2011 results for Australia and the UK include the bulk sale of residential holdings in Perth.

2012 ANNUAL REPORT    59

Outlook and Growth Initiatives

We believe our North American activities will continue to benefit from the continuing recovery of the North American housing industries which should favourably impact our residential development and industry and forest product businesses. In addition, our residential development business benefits from our strong market share within the energy-focused Alberta market. New home orders totalled 2,057 during 2012 compared to 1,635 during 2011, with much of the increase occurring within our U.S. operations. At the end of 2012, the North American backlog of homes sold but not delivered was 834, with a sales value of $365 million, compared to 659 homes with a value of $264 million at the same time last year.

The continued economic expansion within Brazil, combined with favourable demographics and supportive government policies have all contributed to increased sales and are expected to continue. We have focused our operations on major markets, and have established a “top-three” presence in the core markets that represent over 60% of the country’s GDP, which positions us to continue to participate in this growth.

Business conditions for most of the investee companies within our private equity portfolios are improving, which should lead to improved FFO. In addition, favourable capital markets may facilitate their sale, consistent with our strategy. We recently completed the final close of our Brookfield Capital Partners III private fund, with over $1 billion of capital commitments, $250 million of which was from Brookfield.

60    BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY

FINANCING STRATEGY

The strength of our capital structure and the liquidity that we maintain enable us to achieve a low cost of capital for our shareholders and, at the same time, provide us with the flexibility to react quickly to potential investment opportunities and adverse changes in economic circumstances.

The following are the key elements of our capital strategy:

•	Co-invest with partners through listed and unlisted funds to broaden sources of equity capital;

•	Match fund our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle;

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization; and

•	Maintain access to a diverse range of financing markets.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. The diversification of our maturity schedule means that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units ensures that weak performance by one asset or business unit does not compromise our ability to finance the balance of the operations.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and also enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the corporate, operating unit, and asset level on a private or public basis means that we are not overly dependent on any particular segment of the capital markets or the performance of any particular unit.

To enable us to react to attractive investment opportunities and deal with contingencies when they arise, we typically maintain a high level of liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity, which we refer to as “core liquidity,” consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-dated assets through sales, refinancings or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns.

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our business segments in order to facilitate discussion and analysis.

Borrowings

Corporate Borrowings

	Average Term		Maturity
AS AT DECEMBER 31, 2011 (MILLIONS)	2012	2011	2013	2014	2015	2016 & After	Total
Commercial paper and bank borrowings	4	4	$—	$—	$—	$744	$744
Term debt	9	8	75	178	—	2,529	2,782

	8	7	$75	$178	$—	$3,273	$3,526

Commercial paper and bank borrowings represent shorter-term borrowings pursuant to, or backed by, $2.2 billion of committed revolving term credit facilities of which $1.9 billion have a five-year term and the remaining $300 million have a four-year term. As at December 31, 2012, approximately $253 million (December 31, 2011 – $204 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2013 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate borrowings have an average term of eight years (December 31, 2011 – seven years). The average interest rate on our corporate borrowings was 4.7% at December 31, 2012 (December 31, 2011 – 5.2%).

2012 ANNUAL REPORT    61

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
AS AT DECEMBER 31 (MILLIONS)	2012	2011	2012	2011
Property
Office	4	4	$12,261	$11,398
Retail	6	5	1,003	1,371
Opportunity, finance and development	3	3	5,445	2,927
Renewable power	12	10	4,347	4,197
Infrastructure	6	7	7,021	4,802
Private equity	3	2	3,210	3,174
Other	2	2	361	546

Total	5	5	$33,648	$28,415

Property-specific borrowings increased during 2012 due to our share of debt acquired through acquisitions in our property and infrastructure operations.

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

	Average Term		Consolidated
AS AT DECEMBER 31 (MILLIONS)	2012	2011	2012	2011
Subsidiary borrowings
Property	3	3	$1,896	$743
Renewable power	8	8	1,772	1,323
Infrastructure	4	2	967	116
Private equity	5	3	1,820	1,271
Contingent swap accruals[1]	3	4	1,130	988

Total	4	4	$7,585	$4,441

1.	Guaranteed by the Corporation

Our property, renewable power, infrastructure and residential development businesses all completed unsecured borrowings during the year through the issuance of public bonds or term bank facilities, with the proceeds used to refinance higher cost property-specific borrowings or to fund acquisitions.

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at December 31, 2012, subsidiary borrowings included $1,130 million (December 31, 2011 – $988 million) of contingent swap accruals that are guaranteed by the Corporation.

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in October 2015. Our financial statements include an accrual of $1,130 million (December 31, 2011 – $988 million) in respect of these contracts, which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded $257 million (December 31, 2011 – $274 million) in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

62    BROOKFIELD ASSET MANAGEMENT

Accounts Payable and Other

	Consolidated		Corporate
AS AT DECEMBER 31 (MILLIONS)	2012	2011	2012	2011
Accounts payable	$7,183	$5,342	$416	$249
Other liabilities	4,416	3,924	967	1,263

	$11,599	$9,266	$1,383	$1,512

Accounts payable and other liabilities increased by $2.3 billion on a consolidated basis, of which $1.2 billion represent amounts acquired through business acquisitions, as shown in Note 4 to our consolidated financial statements.

Corporate accounts payable and other decreased $129 million as a result of the continued wind-down of our insurance operations, partially offset by an increased amount of unsettled securities at December 31, 2012.

Capital Securities

Capital securities are preferred shares that are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our Class A Limited Voting Shares, or Brookfield Office Properties common shares at that time unless previously redeemed by us. The dividends paid on these securities are recorded in interest expense.

The average distribution yield on the consolidated capital securities at December 31, 2012 was 5.4% (December 31, 2011 – 5.5%) and the average term to the holders’ conversion date was two years as at December 31, 2012 (December 31, 2011 – three years).

	Average Term to Conversion		Consolidated		Corporate
AS AT DECEMBER 31 (MILLIONS)	2012	2011	2012	2011	2012	2011
Issued by the Corporation	3	2	$325	$656	$325	$656
Issued by Brookfield Office Properties	2	3	866	994	—	—

	2	3	$1,191	$1,650	$325	$656

The decrease during the year reflects the redemption of capital securities by both the Corporation and Brookfield Office Properties.

Interest Rate Profile

As at December 31, 2012, our net floating rate liability position on a proportionate basis was $4.9 billion (December 31, 2011 – $4.7 billion). As a result, a 10 basis-point increase in interest rates would decrease funds from operations by $5 million. Notwithstanding our practice of match funding long-term assets with long-term debt, we do believe that the values and cash flows of certain assets are more appropriately matched with floating rate liabilities. We utilize interest rate contracts to manage our overall interest rate profile so as to achieve an appropriate floating rate exposure on these assets while preserving a long-term maturity profile.

The impact of a 10 basis-point increase in long-term interest rates on financial instruments recorded at market value is estimated to increase net income by $1 million on an annualized basis before tax, based on our positions at December 31, 2012 (December 31, 2011 – $2 million).

We have been active in taking advantage of low long-term rates to fix the coupons on floating rate debt and near-term maturities. This has resulted in an increase in our current borrowing expense but we believe this will result in lower costs in the long term. We have entered into $3.6 billion notional amount (2011 – $2.8 billion) of interest rate contracts, $2.2 billion net to the Corporation (2011 – $1.8 billion), to lock in the risk-free component of interest rates for debt refinancings over the next three years at an average risk-free rate of 2.39% (2011 – 2.79%). The effective rate will be approximately 3.34% (2011 – 3.76%) at the time of issuance which reflects the premium relating to the projected steepness of the yield curve during this period. This represents approximately 50% of expected issuance into the North American and UK markets (2011 – 50%). The value of these contracts is correlated with changes in the reference interest rate, typically the U.S. 10-year government bond such that a 10 basis-point change in the interest rate would result in a $35 million change (2011 – $31 million) in mark-to-market, $25 million net to Brookfield (2011 – $21 million), being recorded in OCI.

2012 ANNUAL REPORT    63

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and therefore represents permanent non-participating equity that provides attractive low-cost leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Average Rate
AS AT DECEMBER 31 (MILLIONS)	2012	2011	2012	2011
Floating rate	2.12%	2.12%	$480	$480
Fixed rate	4.79%	4.75%	355	355
Fixed rate-reset	5.00%	5.28%	2,066	1,305

	4.48%	4.42%	$2,901	$2,140

We issued C$300 million of 4.5% perpetual rate-reset preferred shares in March 2012, C$250 million of 4.2% perpetual rate-reset preferred shares in September 2012, and C$200 million of 4.85% perpetual fixed rate preferred shares in November 2012. Fixed rate-reset preferred shares have an initial rate that is fixed for an initial five to seven year period and is then reset after that time at a pre-determined spread to the government bond yield.

Non-controlling Interests

Interests of co-investors in net assets are comprised of three components: participating equity interests, participating interests held by other investors in funds that are treated as liabilities for accounting purposes, and non-participating preferred equity issued by subsidiaries.

AS AT DECEMBER 31 (MILLIONS)	2012	2011
Participating equity interests
Properties
Brookfield Office Properties Inc.	$6,183	$5,410
Property funds and other	2,858	2,803
Renewable power
Brookfield Renewable Energy Partners L.P.	3,059	2,272
Infrastructure
Brookfield Infrastructure Partners L.P.	6,157	4,082
Private equity, development and corporate
Brookfield Incorporações S.A.	727	784
Brookfield Residential Properties Inc.	851	510
Other	1,001	828

	20,836	16,689
Interest of others in funds	425	333

	21,261	17,022

Non-participating interests
Brookfield Office Properties Inc.	1,443	1,190
Brookfield Renewable Energy Partners L.P.	500	231
Other	411	406

	2,354	1,827

	$23,615	$18,849

Common Equity

We repurchased 3.4 million Class A Limited Voting Shares during 2012 for $106 million of which 2.3 million shares ($70 million) back grants of escrowed shares to employees.

The company holds 5.5 million Class A Limited Voting Shares (2011 – 3.2 million) for management long-term share ownership programs, which have been deducted from the total amount of shares outstanding.

64    BROOKFIELD ASSET MANAGEMENT

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A Limited Voting Shares for the past two years are as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Outstanding at beginning of year	619.3	577.7
Issued (repurchased)
Share issuances	—	45.1
Repurchases	(2.6)	(6.1)
Management share option plan[1]	2.7	2.5
Dividend reinvestment plan	0.2	0.1

Outstanding at end of year	619.6	619.3
Unexercised options[1]	38.4	37.9

Total diluted shares at end of year	658.0	657.2

1.	Includes management share option plan and escrowed stock plan

In calculating our book value per share, the cash value of our unexercised options of $912 million (December 31, 2011 – $840 million) is added to the book value of our common equity of $18,160 million (December 31, 2011 – $16,743 million) prior to dividing by the total diluted shares presented above.

As of March 28, 2013, the Corporation had outstanding 615,907,041 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Net Income
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Net income	$1,380	$1,957
Preferred share dividends	(129)	(106)

	1,251	1,851
Capital securities dividends[1]	25	38

Net income available for shareholders	$1,276	$1,889

Weighted average shares	618.9	616.2
Dilutive effect of the conversion of options using treasury stock method[2]	12.1	10.8
Dilutive effect of the conversion of capital securities[1,3]	18.0	26.0

Shares and share equivalents	649.0	653.0

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 10 and 11 shares were redeemed on April 5, 2012 and October 1, 2012, respectively

2.	Includes Management Share Option Plan and Escrowed Stock Plan
3.	The number of shares is based on 95% of the quoted market price at period-end

Debt to Capitalization

The following table presents our debt to capitalization on a corporate (i.e., deconsolidated), a proportionally consolidated and consolidated basis.

We define capitalization to include accounts payable and other liabilities and deferred income taxes, as well as borrowings, capital securities, interests of others in consolidated funds and equity, which is consistent with how we assess our leverage ratios and how we present them to our rating agencies.

2012 ANNUAL REPORT    65

	Consolidated		Corporate		Proportionate
AS AT DECEMBER 31 (MILLIONS)
	2012	2011	2012	2011	2012	2011
Corporate borrowings	$3,526	$3,701	$3,526	$3,701	$3,526	$3,701
Non-recourse borrowings
Property-specific mortgages	33,648	28,415	—	—	21,794	19,083
Subsidiary borrowings[1]	7,585	4,441	1,130	988	4,928	3,679

	44,759	36,557	4,656	4,689	30,248	26,463

Accounts payable and other	11,599	9,266	1,199	1,287	7,144	6,128
Deferred tax liabilities	6,419	5,817	870	796	2,339	2,255
Capital securities	1,191	1,650	325	656	758	1,153
Interests of others in consolidated funds	425	333	—	—	—	—
Equity
Non-controlling interests	23,190	18,516	—	—	—	—
Preferred equity	2,901	2,140	2,901	2,140	2,901	2,140
Common equity	18,160	16,743	18,160	16,743	18,160	16,743

	44,251	37,999	21,061	18,883	21,061	18,883

Total capitalization	$108,644	$91,022	$28,111	$26,311	$61,550	$54,882

Debt to capitalization[2]	41%	41%	17%	18%	49%	48%

1.	Includes $1,130 million (December 31, 2011 – $988 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited in almost all cases to our invested capital. The debt-to-capitalization ratio on this basis is 41% (December 31, 2011 – 41%).

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated, such as our investment in General Growth Properties and several of our infrastructure businesses.

The increase in borrowings on this primarily reflects the assumption of non-recourse asset specific borrowings on newly acquired or consolidated assets and businesses. These changes had little impact on our proportionate consolidation as the borrowings were already reflected in that basis of presentation or our share of the borrowings is substantially reduced, after considering the amounts attributable to our partners.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our invested capital and remitted cash flows. Corporate borrowings decreased by $175 million as a result of retained cash flow, asset monetizations and financing activities. We completed two corporate bond issues during the year for total proceeds of $846 million and used the proceeds in part to redeem $775 million of higher cost debt. These activities reduced the average coupon by 3.63% compared to the redeemed bonds, provided incremental proceeds of $71 million and extended the average term of our corporate term debt from seven years to eight years. Preferred equity increased by $761 million representing the permanent capital raised on three issues of rate-reset preferred shares during the year with an average rate of 4.49%. The proceeds were used in part to redeem $350 million of capital securities with an average rate 5.68%. Our strategy is to maintain a relatively low level of debt at the parent company level and finance our operations primarily at the asset or operating unit level with no recourse to the Corporation. Subsidiary borrowings included in our corporate capitalization are contingent swap accruals issued by a subsidiary that are guaranteed by the Corporation.

Common and preferred equity totals $21 billion and represents 75% of our corporate capitalization. The average term to maturity of our corporate debt is eight years.

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 49% debt-to-capitalization ratio at December 31, 2012 (December 31, 2011 – 48%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

66    BROOKFIELD ASSET MANAGEMENT

LIQUIDITY

Overview

Our principal sources of short-term liquidity are cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at December 31, 2012 core liquidity at the corporate level was $2.3 billion, consisting of $1.1 billion in net cash and financial assets and $1.2 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist for these purposes of Brookfield Office Properties Inc., Brookfield Renewable Energy Partners L.P. and Brookfield Infrastructure Partners L.P., and was $4.1 billion at year-end, approximately $300 million higher than at the end of 2011. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities.

The following table presents core liquidity on a corporate and consolidated basis:

AS AT DECEMBER 31 (MILLIONS)	Corporate		Principal Subsidiaries		Total
	2012	2011	2012	2011	2012	2011
Cash and financial assets, net	$1,133	$1,461	$497	$348	$1,630	$1,809
Undrawn committed credit facilities	1,154	913	1,364	1,136	2,518	2,049

	$2,287	$2,374	$1,861	$1,484	$4,148	$3,858

Our two largest normal course capital requirements on a consolidated basis are the funding of debt maturities and acquisitions. As a result of our financing strategy, the quality of our assets and emphasis on investment grade borrowings and diversification of capital sources, we have consistently refinanced maturities in the normal course, even in difficult capital market environments, and frequently do so in advance of the scheduled maturity. Most of our acquisitions are completed by private funds or listed entities that we manage. In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by us or our managed entities. In the case of listed entities, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.

Our principal liquidity needs at the corporate level include: debt service and principal repayment obligations; capital calls from funds to which we have committed capital; discretionary investments to fund acquisitions and capital expansion projects; payments related to financial instruments such as interest rate and foreign currency contracts; sustaining capital expenditures; ongoing corporate operating costs; and dividend payments declared by our Board of Directors. We describe our contractual obligations on page 70.

We and our listed subsidiaries enter into commitments to provide capital to the private funds that we manage, similar to the commitments that our clients make. In the case of our property, infrastructure and timber funds, these commitments are expected to be funded by our listed entities, specifically Brookfield Renewable Energy Partners L.P. and Brookfield Infrastructure L.P., although the agreements provide that we will fund any commitments that our listed entities fail to fund. As at December 31, 2012 the Corporation had commitments to fund $2.1 billion of capital to funds, of which $0.3 billion is expected to be funded by managed entities and the balance by the corporation, we had $5.2 billion of commitments from third party clients to fund qualifying transactions. Investments and capital expansion projects are discretionary and require approval under our investment policies including, where appropriate, our Board of Directors. The approval of these activities takes into consideration the availability of capital to fund them.

As discussed further on pages 75 and 76, we enter into financial instruments such as interest rate, foreign currency and power price contracts that require us to make or receive payments based on changes in value of the contracts, either to settle the contract or as collateral. We carefully monitor potential liquidity requirements to ensure that they remain within a reasonable amount and can easily be funded with core liquidity.

We schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which typically represent a relatively small proportion of operating cash flows within each business. The timing of these expenditures is discretionary, however we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion and fund these expenditures with operating cash flow.

Over the medium to longer term, we believe that our strategy of holding most of the capital we invest in our property, renewable power and infrastructure businesses through listed entities will significantly increase our capital resources and liquidity and reduce our capital requirements with respect to future investing activities. Our strategy calls for most of the capital invested in assets within these sectors, either directly or through commitments to private funds, to be funded by the listed entities with their own capital resources. This will likely involve the issuance of equity by these entities from time to time, and we may participate in such equity issues, however, the extent of our participation is at our discretion. Furthermore, we may have the opportunity, but not the obligation, to provide other forms of financing to these entities if we believe it is appropriate. We may from time to time enter into commitments to provide financing to listed entities such as an equity subscription facility or loan facility.

2012 ANNUAL REPORT    67

In addition, we have the ability to sell a portion of our interests in the listed entities thereby generating additional liquidity. Our interests in Brookfield Renewable, at 68% and our initial ownership of 92.5% in Brookfield Property Partners are both well in excess of what we expect our longer term ownership positions to be.

Cash and Financial Assets

We maintain a portfolio of financial assets funded with surplus activity with the objective of generating favourable investment returns.

	Carrying Values		Revenues, Gains and Direct Costs
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011	2012	2011
Financial assets
Government bonds	$137	$485
Corporate bonds	169	193
Other fixed income	19	66
High-yield bonds	192	190
Preferred shares	297	289
Common shares	690	493
Loans receivable/deposits	40	218

Total financial assets	1,544	1,934	$241	$173
Cash and cash equivalents	175	41	—	—
Deposits and other liabilities	(586)	(514)	(45)	(47)

Common equity by segment/FFO	$1,133	$1,461	$196	$126

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match insurance liabilities.

In addition to the carrying values of financial assets, we hold credit default swaps with a notional value of $815 million pursuant to which we have purchased protection against the reference debt instrument and $50 million of notional value where we have sold protection. The carrying value of these derivative instruments reflected in our financial statements at December 31, 2012 was a liability of $10 million.

Funds from operations includes disposition gains and realized and unrealized gains or losses on other capital markets positions, including fixed income and equity securities, credit investments, foreign currency and interest rates.

Due to the capital market volatility during the year, we recorded mark-to-market gains on investment positions totalling approximately $30 million during the year. This compared with 2011 which included mark-to-market losses of approximately $65 million.

We sold two thirds of our U.S. franchise property service operations in the fourth quarter of 2012 and recorded a $70 million gain within net income. In the third quarter, we early financed a portion of term debt and included a $34 million “make-whole” payment within investment income.

Financing Activities and Liquidity

We issued or raised $29.4 billion of capital during 2012 through consolidated and equity accounted investments to finance growth activities, extend our maturity profile and supplement our liquidity as shown in the following table:

(MILLIONS)	Proceeds	Rate	Term
Borrowings
Unsecured	$7,900	3.79%	5 years
Asset specific	14,120	4.37%	8 years
Equity/asset sales	1,870	n/a	Perpetual
Common share issuance	585	—	Perpetual
Preferred share issuances	1,250	4.50%	Perpetual
Private funds	3,645	n/a	10 years

	$29,370

68    BROOKFIELD ASSET MANAGEMENT

The refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. Approximately $9.3 billion of the asset specific financings and the $1.3 billion of preferred shares issued have fixed rate coupons. The continued steepness in the yield curve and prepayment terms on existing debt continue to reduce the attractiveness of prefinancing a number of our future maturities; however, we are actively refinancing short-dated maturities and longer-dated maturities when the opportunities present themselves.

We have also locked in the reference rates for approximately $3.6 billion of anticipated future financings in the United States, Canada, and the UK over the next three years.

Cash Flow Summary

The following table summarizes the consolidated statement of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Operating activities	$1,497	$780
Financing activities	3,923	2,650
Investing activities	(4,562)	(3,081)

Increase in cash and cash equivalents	$858	$349

Operating Activities

Cash flow from operating activities consists of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and adjusted for changes in non-cash working capital. Cash flow from operating activities also includes the net amount invested or recovered through the ongoing investment in and subsequent sale of residential land, houses and condominiums, which represented an outlay of $861 million in 2012 (2011 – outlay of $543 million). While we consider this to be an investment activity, it is included in operating activities because the associated assets are classified as inventory under IFRS.

Financing Activities

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Per consolidated financial statements	$3,923	$2,650
Add: equity issued not reflected in the financial statements	—	907

	$3,923	$3,557

Financing activities generated $3.9 billion of cash flow, compared to $3.6 billion in the prior year. We issued $13.2 billion of unsecured and secured borrowings, primarily to refinance $11.3 billion of existing borrowings, thereby extending term and decreasing our cost of capital, and also to finance growth activities. We issued $737 million of preferred shares and redeemed $506 million of capital securities.

We issued $3.8 billion of equity capital; $2.3 billion to our institutional clients in private funds and $1.5 billion through publicly listed entities. The proceeds were utilized to expand our business, primarily in our infrastructure, renewable power and property operations.

Financing activities in the prior year included the issuance of $1.5 billion of Class A Limited Voting Shares and preferred equity, the proceeds of which were used to fund an incremental interest in General Growth Properties. In addition, net debt issues were $1.7 billion during 2011 and our publicly listed Infrastructure Partnership issued $460 million of limited partnership units to further expand our business.

Investing Activities

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Per consolidated financial statements	$(4,562)	$(3,081)
Add: equity issued not reflected in the financial statements	—	(907)

	$(4,562)	$(3,988)

We invested $4.6 billion to expand our operations in the current year, consistent with the $4.0 billion invested in 2011. In our property operations, we acquired $2.1 billion of commercial properties, including a $0.5 billion Australian office, hotel and development portfolio, a $0.3 billion multi-family property portfolio, a $0.3 billion in an industrial property portfolio and invested $0.3 billion in Rouse Properties, following its spin-off from General Growth Properties in the first quarter of 2012. Our renewable power operations invested $1.1 billion, including the acquisition of two hydroelectric portfolios in North America and continued to invest in development projects. Our Infrastructure operations invested $2.1 billion to acquire several businesses, including a UK regulated distribution operation, a Brazilian toll road, an

2012 ANNUAL REPORT    69

additional 27% interest in our Chilean toll road business, a Colombian regulated distribution operation and a North American gas storage business. We disposed of certain financial assets during the year, generating $0.9 billion of proceeds, which was reinvested into our operations.

Investing activities in the prior year included an incremental $1.7 billion investment in General Growth Properties, primarily funded through the issuance of $1.5 billion Class A Limited Voting Shares and preferred equity. We further invested in our renewable power operations to acquire wind and hydro development projects and we continued to invest in our Australian railroad and coal terminal within our infrastructure operations.

CONTRACTUAL OBLIGATIONS

The following table presents the contractual obligations of the company by payment periods:

	Payments Due By Period
AS AT DECEMBER 31 (MILLIONS)	Less than 1 Year	2 Years	3 Years	4 Years	5 Years	After 5 Years	Total
Corporate borrowings	75	178	—	467	1,070	1,736	3,526
Principal repayments
Non-recourse borrowings
Property-specific mortgages	4,419	8,869	2,275	3,795	3,224	11,066	33,648
Other debt of subsidiaries	1,039	1,027	1,388	906	1,134	2,091	7,585
Capital securities	353	203	312	149	—	174	1,191
Lease obligations[1]	24	33	34	17	17	102	227

Commitments	2,731	—	—	—	—	—	2,731

Interest expense[2]
Long-term debt	2,243	1,839	1,476	1,232	946	2,212	9,948
Capital securities	52	45	33	17	10	2	159
Interest rate swaps	112	323	257	91	1	183	967

1.	Included in accounts payable and other
2.	Represents the aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

Commitments of $2.7 billion (2011 – $1.4 billion) represent various contractual obligations of the company and its subsidiaries assumed in the normal course of business. These included commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $386 million (2011 – $300 million) is included within “accounts payable and other” in the consolidated balance sheets. All other balances, with the exception of interest expense incurred in future periods, are included in our consolidated balance sheet.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

Our wholly-owned energy marketing group has also committed to purchase power and other wind generation produced by 68% owned Brookfield Renewable Energy Partners L.P. as previously described on page 52.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS

As discussed elsewhere in this MD&A we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 5 to our consolidated financial statements and under Financial and Liquidity Risks beginning on page 75.

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PART 5 – OPERATING CAPABILITIES, ENVIRONMENT AND RISKS

In this section we discuss elements of our operating strategies as they relate to the execution of our business strategy, as well as performance measurements. This section also contains a review of certain aspects of the business environment and risks that could affect our performance.

OPERATING CAPABILITIES

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. We focus on disciplined and active hands-on management of assets and capital. We strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce superior returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from some competitors that have shorter investment horizons and more of a financial focus. These operating platforms have been established over many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutions and believe we are well positioned to continue increasing capital managed for others on a fee bearing basis. We are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. We are devoting expanded resources to these activities, and our efforts continue to be assisted by favourable investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and governance as a well-capitalized public company listed on major North American and European stock exchanges positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy is to maintain considerable surplus financial resources. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition, results of operations and the value of our common equity. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial, may also impact our operations and financial results.

General Risks

Economic Conditions

We are exposed to the local, regional, national and international economic conditions and other events and occurrences that affect the jurisdictions in which our entities are formed or where we own assets and operate businesses. In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide.

Competition

Each segment of our business is subject to competition in varying degrees. An increase in competition can result in downward pressure on revenues which can, in turn, reduce operating margins and thereby reduce operating cash flows, investment returns and our overall financial condition. In addition, competition could result in the scarcity of inputs which can impact certain of our businesses through higher costs.

Interest Rates

A number of our long-life assets are interest rate sensitive: increases in long-term interest rates will, absent all else, decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to the risk of a change in interest rates. Should interest rates increase, the amount of cash required to service these obligations would increase and our earnings could be adversely impacted.

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Ownership of Common Shares

The trading price of our shares in the open market is subject to volatility and cannot be predicted. Our shareholders may not be able to resell their common shares at or above the price at which they purchased their common shares due to such trading price fluctuations. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our quarterly or annual operating results and financial condition; (ii) changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by our competitors; (iv) market conditions and events specific to the industries in which we operate; (v) changes in general economic conditions; (vi) differences between our actual financial and operating results and those expected by investors and analysts; (vii) changes in analysts’ recommendations or earnings projections; (viii) changes in the extent of analysts’ interest in covering the Corporation and its publicly-traded affiliates; (ix) the depth and liquidity of the market for our shares; (x) dilution from the issuance of additional equity; (xi) investor perception of our businesses and industries; (xii) investment restrictions; (xiii) our dividend policy; (xiv) the departure of key executives; (xv) sales of common shares by senior management or significant shareholders; and (xvi) the materialization of other risks described in this section.

Laws, Rules and Regulations

There are many laws and governmental rules and regulations that apply to us, our assets and businesses. Changes in these laws, rules and regulations, or their interpretation by agencies or the courts, could occur. Further, economic and political factors, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders can have a major impact on us as a global company.

We acquire and develop primarily property, power generation and infrastructure assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international regulations affecting the development process. These regulations impose on us additional costs and delays, which may adversely affect our business and results of operations. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. We must also comply with local, state or provincial and federal laws, rules and regulations relating to the protection or preservation of human health and safety and the environment. These laws, rules and regulations sometimes result in delays, which cause us to incur additional costs, or severely restrict development activity in certain regions or areas. Additionally, liability under such laws, rules and regulations may occur without our fault. Private parties may also have the right to pursue legal actions against us to enforce compliance as well as seek damages for non-compliance with these laws, rules and regulations or for personal injury or property damage. Our insurance may not provide any coverage or sufficient coverage in the event that a claim is made against us. An increase in regulatory requirements may require us to incur further compliance costs. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.

Our asset management business is subject to regulatory compliance and oversight. The advisers of our private investment funds are registered as investment advisers with the U.S. Securities and Exchange Commission (the “SEC”). Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940 (the “Advisers Act”), including, among other things, fiduciary duties to clients, maintaining an effective compliance program, record-keeping, advertising and operating requirements, disclosure obligations, general anti-fraud prohibitions and “pay to play” practices vis-à-vis U.S. state and local government entities. Compliance results in the expenditure of costs and internal resources and a failure to comply with such obligations could result in investigations, financial or other sanctions and reputational damage.

The U.S. Investment Company Act of 1940 (the “40 Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the 40 Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company under the 40 Act. If we were required to register as an investment company under the 40 Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.

Health, Safety and the Environment

As an owner and manager of real property, we may become liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties, or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us.

The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and potential civil liability. Compliance with health, safety and environmental standards and the requirements of licenses, permits and other approvals will remain material to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. Nevertheless, we may be unsuccessful in obtaining an important license,

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permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on our operations and/or result in material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to our business and operations.

Insurance

We carry various insurance coverages on our assets that provide comprehensive protection for first-party and third-party losses. These coverages contain policy specifications, limits and deductibles customarily carried for similar assets. We also self-insure a portion of certain of these risks. There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any mortgage or other indebtedness on such properties to the extent the borrowers have recourse beyond the specific asset or operations being financed.

Litigation

In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injuries, property damage, property taxes, land rights and contract and other commercial disputes. The final outcome with respect to outstanding, pending or future actions cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation.

One such legal action, which has garnered some press attention, is a civil action which has been commenced by a public prosecutor in Brazil against a Brazilian subsidiary of ours relating to allegations that the affiliate made payments to certain third parties in Brazil and those payment were, in turn, used, with our knowledge, to pay certain municipal officials to obtain permits and other benefits. These civil charges stem out of charges brought against three of our employees in Brazil who were allegedly aware of these payments. All involved have denied the allegations. We are advised that the Securities and Exchange Commission has opened an investigation into this matter based on a complaint which they received. While the outcome of this matter is financially not material to Brookfield, it could have an impact on our reputation.

Taxes

A number of factors may increase our effective tax rates, which would have a negative impact on our net income. These include changes in tax policies, tax laws or their interpretation in the jurisdictions in which we pay taxes, changes in the valuation of our deferred tax assets and liabilities and any reassessment of taxes by a taxation authority.

Climate Change

Ongoing changes to the physical climate in which we operate may have an impact on our businesses. In particular, changes in weather patterns may impact hydrology levels thereby influencing generation levels and power generation levels. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our operations. Climate change regulation at provincial or state, federal and international levels could have an adverse effect on our business, financial position, results of operations or cash flows.

Labour

A portion of the workforce in our operations is unionized and if we are unable to negotiate acceptable contracts with any of our unions as existing agreements expire, we could experience a significant disruption of the affected operations, higher ongoing labour costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.

Terrorist Acts

Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack could negatively impact our ability to lease office space in our portfolio. Infrastructure and power assets may also be specific targets of terrorist organizations who seek to disrupt the backbone of Western economies. A terrorist act affecting us, could have an adverse effect on our operating results and cash flows. Our U.S. and Canadian commercial office property operations have insurance covering certain acts of terrorism and business interruption costs; however, such insurance is not equal to the full replacement cost of all of these assets. Any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to us. There is no assurance that adequate terrorism

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insurance will be available at rates we believe are reasonable in the future. All of the risks indicated in this paragraph could potentially be heightened by United States foreign policy at any one time. Our information technology systems may be subject to cyber terrorism, which could cause a disruption in one or more of our businesses and have a negative input on our operating results and cash flows.

Execution of Strategy

Value Investing

Our strategy for building shareholder value is to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows on behalf of us and our investors, with the objective of achieving higher returns on our invested capital and our asset management activities over the long term. This requires a diversified business base, liquidity and the sustainability of cash flows.

We consider effective capital allocation to be one of the most important components to achieving long-term investment success. As a result, we need to apply a rigorous approach towards the allocation of capital among our operations, with a keen focus on the preservation of capital to protect our downside risk. We must invest capital only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and upside potential and, if appropriate, strategic considerations in the establishment of new business activities.

The successful execution of such a value investment strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry.

Our approach to investing entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when non-terminal concerns exist relating to a particular entity or industry. However, there is no certainty that we will be able to acquire additional high-quality assets at attractive prices to supplement our growth. Conversely, overly favourable economic conditions can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and avail ourselves of the related benefits. Competition from other investors may significantly increase the purchase price of target assets or prevent us from completing an acquisition. We may be unable to finance acquisitions on favourable terms, or newly acquired assets and businesses may fail to perform as expected. We may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or may be unable to quickly and effectively integrate new acquisitions into our existing operations.

Asset Management

Our ability to successfully expand our asset management activities is dependent on our reputation with our current and potential investment partners. Further, competition for investor capital, particularly within the asset classes on which we focus, is intense. There is no assurance that we will be successful in differentiating ourselves as an asset manager and this competition may reduce the margins of our asset management business and decrease the extent of investor involvement in our activities. Our asset management business also relies on the continued ability of insurance companies, pension funds, endowments, sovereign wealth funds, other institutional investors and wealthy individuals to deploy capital to asset managers that focus on investments in real assets. Depending on factors outside of our control certain of our investors may not be able to continue to make new capital commitments to our managed funds.

Management Team

Our executive and other senior officers have a significant role in our success and oversee the execution of our strategy. Our ability to retain our management group or attract suitable replacements should any members of the management group leave is dependent on, among other things, the competitive nature of the employment market and the career opportunities that we can offer. The loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets. We do not maintain any key person insurance.

The conduct of our businesses and the execution of our growth strategy rely heavily on teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation across our organization and our team-oriented management structure, which may not materialize in the way we expect.

Business Partnerships

We participate in joint ventures, partnerships, co-tenancies and funds affecting many of our assets and businesses. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present absent third-party involvement, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions, or suffer reputational damage that could have an adverse impact on us. Additionally, our partners, co-venturers or co-tenants might at any time have different economic or other business interests or goals. We do not have sole control of certain major decisions relating to these assets and businesses, including, but not limited to: the decisions relating to the sale of assets and businesses; refinancings; the timing and amount of distributions of cash from such entities to the Corporation; and capital expenditures.

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Some of our management arrangements permit our partners to terminate a management agreement in limited circumstances relating to enforcement of the managers’ obligations. Any such termination could adversely affect our revenue from management fees. In addition, the sale or transfer of interests in some of our assets or entities is subject to rights of first refusal or first offer and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but forced to do so because we do not have the inclination or financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

Financial and Liquidity Risks

We employ debt and other forms of leverage in the ordinary course of our business in order to enhance returns to shareholders and our investors. We attempt to match the profile of any leverage to the associated assets. Accordingly we typically fund shorter-duration floating rate assets with shorter-term floating rate debt and fund long-term fixed rate and equity-like assets with long-term fixed rate and equity capital. We are therefore subject to the risks associated with debt financing and refinancing. These risks, including but not limited to the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our assets at maturity due to company and market factors including: the estimated cash flow of our assets, the value of our assets, liquidity in the debt markets, financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness.

The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and rating levels. These covenants may limit our flexibility in our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or require us to dispose of one or more of our assets on disadvantageous terms. Moreover, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge assets to secure payment of indebtedness and are unable to make required payments, the creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.

A large proportion of our capital is invested in physical assets which can be hard to sell, especially if local market conditions are poor. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, financial or operating difficulties of other owners resulting in distress sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.

We periodically enter into agreements that commit us to acquire assets or securities. In some cases we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing. We may be unable to complete this syndication or assignment which may increase the amount of capital that we are required to invest. Such an outcome can have an adverse impact on our liquidity, which may reduce our ability to pursue further acquisitions or meet other financial commitments.

We enter into financing commitments in the normal course of business and, as a result, may be required to fund these commitments. From time-to-time we guarantee the obligations of funds or other entities that we manage and/or invest in. If we are required to fund these commitments and are unable to do so this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.

We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the foreign currency of one or more countries where we have a significant investment may have a material adverse effect on our results of operations and financial position.

Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge financial positions. We may also establish unhedged positions from time-to-time. These instruments are typically utilized as a hedge or an alternative to purchasing or selling the underlying security when such instruments are more effective from a capital employment perspective. However, derivatives are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions. The company’s risk management and derivative financial instruments are more fully described in the notes to our consolidated financial statements. The Dodd-Frank Act (“Dodd-Frank”), which became law in the U.S. in 2010 and now requires the SEC and Commodities Futures Trading Commission to establish rules and regulations governing federal oversight of the over-the-counter derivatives market and its participants, could have an adverse impact on our ability to hedge risks in our businesses. Specifically, Dodd-Frank, and any

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other similar regulations in the markets in which we operate, could significantly increase the cost of derivative contracts, reduce the availability of derivatives to protect against risks in our operations and reduce the liquidity of derivatives. A reduction in the Corporation’s use of derivatives as a result of Dodd-Frank and other similar regulations may, among other things, result in increased volatility and decreased predictability of our cash flows.

Property

We invest in high-quality commercial office properties and are therefore exposed to certain risks inherent in the commercial office property business. Commercial office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial office properties are typically subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of a protracted disruption in the economy such as a recession.

Our retail property operations are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters, competition and other factors. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavourable effect on our retail property operations and our ability to attract new retail tenants.

If sales at stores operating in our malls are poor, existing tenants might be unable or unwilling to pay their minimum rents or expense recovery charges and new tenants might be willing to pay lower minimum rents than they otherwise would. Significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from a retail property. In addition, our retail property leases generally do not contain provisions designed to ensure the creditworthiness of the tenant, and are therefore negatively impacted by tenant bankruptcies or the voluntary or involuntary closure of stores in our properties. We may be unable to re-lease space vacated by such events on favourable terms or at all. As a result, the bankruptcy or closure of a national tenant may adversely affect our revenues.

Some of our retail lease agreements include a co-tenancy provision which allows the mall tenant to pay a reduced rent amount and, in certain instances, terminate the lease, if we fail to maintain certain occupancy levels at the mall. In addition, certain of our tenants have the ability to terminate their leases prior to the lease expiration date if their sales do not meet agreed upon thresholds. Therefore, if occupancy, tenancy or sales fall below certain thresholds, rents we are entitled to receive from our retail tenants would be reduced and our ability to attract new tenants may be limited.

Our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows. Additionally, our retail tenants are dependent on perceptions by retailers and shoppers of the safety, convenience and attractiveness of our retail properties. If retailers and shoppers perceive competing properties and other retailing options such as the internet to be more convenient or of a higher quality, our retail property revenues may be adversely affected.

Renewable Power

Our power generating operations, which are primarily hydroelectric generating facilities, are subject to changes in hydrology and price, but also include risks related to equipment and dam failure, counterparty performance, water rental costs, changes in regulatory requirements and other material disruptions.

The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows. In the recent past we have experienced particularly low water levels at our North American power generating operations, which resulted in returns below expectations. Hydrology varies naturally from year to year and may also change permanently because of climate change or other factors, and a natural disaster could impact water flows within the watersheds in which we operate. It is therefore possible that low water levels at our North American power generating operations continue into the future.

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A significant portion of our power generating operation revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of external factors. As a result, we cannot accurately predict future electricity prices.

A significant portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity and natural gas contracts, some or all of which may be above market. These contracts are intended to mitigate the impact of fluctuations in wholesale electricity prices. If, however, for any reason any of our counterparties in these contracts are unable or unwilling to fulfill their contractual obligations, we may not be able to replace an existing contract with an agreement on equivalent terms and conditions. In this event, and potentially others, we may not be successful in mitigating the impact of fluctuations in wholesale electricity prices.

There is a risk of equipment failure or dam failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant amounts of capital and other resources. Such failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties.

We are required to make rental payments and pay property taxes for water rights or pay similar fees for use of water. Significant increases in water rental costs or fees or changes in the way that governments regulate water supply could have a material adverse effect on our financial condition.

The operation of our generation assets is subject to extensive regulation by various government agencies at the municipal, provincial, state and federal levels. As legal requirements frequently change and are subject to interpretation and discretion, we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law or regulation could require additional expenditure to achieve or maintain compliance. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects.

Our power generation assets could be exposed to effects of significant events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage or terrorism, which could limit our ability to generate or sell power. In certain cases, some events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result. In addition, many of our generation assets are located in remote areas which make access for repair of damage difficult.

Infrastructure

Our infrastructure operations include utilities, transport and energy, timberlands and agrilands operations in North and South America, Europe and Australasia. Our utilities operations include toll roads, electricity transmission systems, coal terminal operations, and electricity and gas distribution companies. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, capital expenditure requirements, land use and counterparty performance.

Due to the essential nature of the services provided by our assets, and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our infrastructure operations are subject to forms of economic regulation, including with respect to revenues. In addition, certain of these operations recover their investment in assets through tolls or regulated rates which are charged to third parties. Current tolls and regulated rates are reviewed by the applicable regulatory agency on a regular basis. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our businesses that we had planned or we may not be able to recover our initial investment cost.

Economic regulation can also involve ongoing commitments to economic regulators, safety regulators and other governmental agencies. Our timber operations are subject to provincial, state and federal government regulations relating to forestry practices and the export of logs, and several of our utilities and transport and energy operations are subject to government safety and reliability regulations that are specific to their industries. The risk that a government will repeal, amend, enact or promulgate a new law or regulation or that a regulator or other government agency will issue a new interpretation of an existing law or regulation can substantially affect our operating entities. In addition, a decision by a government or regulator to regulate previously unregulated assets may significantly change the economics of these businesses.

General domestic and global economic conditions affect international demand for the commodities handled by our transport and energy operations and demand for timber and agriland products. A downturn in the demand for these commodities may lead to bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.

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The financial performance of our timberland operations depends on strong demand in the wood products and pulp and paper industries. A decrease in the level of residential construction activity generally reduces demand for logs and wood products, resulting in lower revenues, profits and cash flows for our customers. Depressed commodity prices for lumber, pulp or paper, or market irregularities, may cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomical. Moreover, these operators may be required to temporarily suspend operations at one or more of their mills to bring production in line with market demand or in response to market irregularities. Any of these circumstances could significantly reduce the prices that we realize for our timber as well as the volume of our timber that we may be able to sell. In addition to impacting our timber operations’ sales, cash flows and earnings, weakness in the market prices of timber products will also have an effect on our ability to attract additional capital, the cost of that capital and the value of our timberland assets. There is no certainty that we will be successful in implementing flexible timberland harvest plans that can reduce harvest levels when prices are low and defer sales until prices recover.

Our agriland operations are comprised of pasture land that may be converted to higher-and-better uses, including soybean, corn and sugarcane production. Such conversion of agrilands may not materialize as anticipated. Additionally, the attractiveness of agrilands as an asset class for investors is contingent on the demand for soft commodities, growth in population and per capita incomes, improving diets and the growing use for biofuels, all of which involve future uncertainty. Weather conditions, growing seasons, interactions with surrounding population, damage by fire, insect infestation, wind, disease, prolonged drought and other natural and man-made disasters may negatively impact our agriland operations.

We and our customers are also exposed to certain uncontrollable events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage and terrorism. Protecting our revenue through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, such as at our rail operations, is not always possible or fully effective.

Our utilities and transport and energy operations may require substantial capital expenditures in the future to maintain our asset base. Any failure to make necessary capital expenditures to maintain our operations in the future could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditure based upon the rates our operations are able to charge.

Our operations require large areas of land on for construction and operation. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all easements, licences and rights of way necessary for our utilities operations, not all of our easements, licences and rights of way are registered against the lands to which they relate and may not bind subsequent owners.

Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. There is a risk of default on those contractual arrangements by such clients. As well, our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers.

Weather conditions, industry practices, timber growth cycles, access limitations and aboriginal claims may restrict our harvesting, road building and other activities on the timberlands owned by our timber operations, as may other factors, including damage by fire, insect infestation, wind, disease, prolonged drought and other natural and man-made disasters. There can be no assurance that our forest management planning, including silviculture, will have the intended result of ensuring that our asset base appreciates in value over time. If management’s estimates of merchantable inventory are incorrect, harvesting levels on our timberlands may result in depletion of our timber assets.

Private Equity and Residential Development

Our private equity operations involve debt and equity investments in a broad variety of businesses in sectors where we have expertise or experience. The principal risks for the private equity business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses, and cost of capital. In addition, these investments are illiquid and may be difficult to monetize, limiting our flexibility to react to changing economic or investment conditions.

Unfavourable economic conditions could have a significant adverse impact on the ability of investee companies to repay debt and on the value of our equity investments and the level of investment income that they generate. Even with our support of investee companies through an economic downturn, adverse economic or business conditions facing our investee companies may adversely impact the value of our investments. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future.

We have residential land development and homebuilding operations located in Canada, Brazil, the United States and Australia. The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers, interest rates, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real

78    BROOKFIELD ASSET MANAGEMENT

estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. Our residential property operations may be particularly affected by changes in local market conditions in California, the Washington, D.C. area, Alberta and Brazil, where we derive a large proportion of our residential property revenue.

Virtually all of our homebuilding customers finance their home acquisitions through lenders providing mortgage financing. Volatility experienced in mortgage markets and by many lenders, fewer loan products and tighter loan qualification requirements have made it more difficult for borrowers to procure mortgages. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Fundamentally, rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the price at which we can sell them.

Investors in our private equity funds make capital commitments to our funds through the execution of subscription agreements. When a fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private equity funds may default on their capital commitment obligations to our private equity funds, which could have an adverse impact on our earnings or result in other negative implications to our businesses.

Our private equity funds have a finite life that may require us to exit a private equity investment at an inopportune time. Volatility in the exit markets of our private equity investments, increasing levels of capital required to finance companies to exit, and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private equity investment successfully. We cannot always control the timing of our private equity investment exits or our realizations upon exit.

Our private equity investments may not meet their investment hurdles and we may not realize performance based income related to these investments upon exit.

2012 ANNUAL REPORT    79

PART 6 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our 2012 financial statements contain a description of the company’s accounting policies and the critical judgments and estimates utilized in the preparation of the consolidated financial statements.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2012 consolidated financial statements.

Adoption of Accounting Standard

Income Taxes

The International Accounting Standards Board (“IASB”) made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments, which were effective for annual periods beginning on or after January 1, 2012, introduced a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The impact of these amendments on the consolidated financial statements was a reduction in retained earnings of $8 million as at January 1, 2011.

Future Changes in Accounting Policies

i.	Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. We are currently evaluating the impact of IFRS 10 and the amendments to IAS 27 on our consolidated financial statements.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. We are currently evaluating the impact of IFRS 11 and the amendments to IAS 28 on our consolidated financial statements.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect

80    BROOKFIELD ASSET MANAGEMENT

the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting of IFRS 12. We are currently evaluating the impact of IFRS 12 on our consolidated financial statements.

ii.	Fair Value Measurements

In May 2011, the IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”). IFRS 13 establishes a single source of fair value measurement guidance and sets out fair value measurement disclosure requirements. The standard requires that information be provided in the financial statements that enables the user to assess the methods and inputs used to develop fair value measurements, and for reoccurring fair value measurements that use significant unobservable inputs, and the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. We are currently evaluating the impact of IFRS 13 on our consolidated financial statements.

iii.	Presentation of Items of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements: (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that will be reclassified subsequently to profit or loss; and items that will be reclassified subsequently directly to equity. Income tax on items of Other Comprehensive Income are required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. We are currently evaluating the impact of the amendments to IAS 1 on our consolidated financial statements.

iv.	Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) which will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. We have not yet determined the impact of IFRS 9 on our consolidated financial statements.

Assessment and Changes in Internal Control Over Financial Reporting

Management has evaluated the effectiveness of the company’s internal control over financial reporting as of December 31, 2012 and based on that assessment concluded that, as of December 31, 2012, our internal control over financial reporting was effective. Management excluded from its design and assessment of internal control over financial reporting Paradise Island Holdings Limited (“Atlantis”), Inexus Group Limited (“Inexus”), Sociedad Concesionaria Vespucio Norte Express S.A. (“VNE”), Verde Realty (“Verde”) and Thakral Holdings Group (“Thakral”), which were acquired during 2012, and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 7%, 5%, 4% and (1%), respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2012. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2012 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them by others within those entities. Management excluded from its design and assessment of disclosure controls and procedures Atlantis, Inexus, VNE, Verde and Thakral.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporation’s Corporate Executive Board (as such term is defined in the Dutch Act of Financial Supervision (the “Dutch Act”) as required by section 5:25c, paragraph 2, under c of the Dutch Act, confirm that to the best of their knowledge:

•

The 2012 financial statements included in this MD&A give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Corporation and the undertakings include in the consolidation taken as whole;

•

The management report included in this MD&A gives a true and fair view of the position of the Corporation and the undertakings included in the consolidation taken as a whole as of December 31, 2012, and of the development and performance of the business for the financial year then ended; and

•	The management report includes a description of the principal risks and uncertainties that the Corporation faces.

2012 ANNUAL REPORT     81

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into transactions on market terms with related parties, included consolidated and equity accounted entities which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements, base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.

In December 2012, Brookfield Residential Properties (“BRP”), our 69% owned North American land developer and homebuilder repaid its C$480 million loan to Brookfield Office Properties (“BPO”), using the proceeds from the completion of a senior unsecured debt offering. BRP paid $35 million of interest to BPO during the year ended December 31, 2012 (2011 – $26 million). BPO sold its previously held Canadian residential land development operations to BRP in March 2011 for proceeds of $500 million and issued C$480 million of bridge financings as part of the transaction. The transaction was measured at exchange value.

In October 2012, we agreed to sell the economic interest in our directly held 10% investment in its South American transmission operations to Brookfield Infrastructure Partners L.P. for proceeds of $235 million, subject to satisfaction of customary conditions. The transaction was measured at fair value, as determined by an external appraiser, which approximated the carrying value of our investment. No gain or loss was recorded on the transaction in our consolidated statement of operations.

In November 2011, we completed the combination of our indirectly held wholly-owned renewable power assets and 34% owned Brookfield Renewable Power Fund, to launch Brookfield Renewable Energy Partners L.P. (“BREP”). As part of the combination, we amended certain power purchase and sale agreements between ourselves and BREP to adjust the price of electricity purchased. Additionally, a wholly-owned subsidiary of ours entered into an Energy Revenue Agreement with BREP, whereby we indirectly guarantee the price for energy delivered by certain power generating facilities in the United States at a price of $75 per MWh adjusted annually by an inflation factor.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles as defined in Regulation 240.13a–15(f) or 240.15d–15(f).

Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2012, Brookfield’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting Paradise Island Holdings Limited, Inexus Group Limited, Sociedad Concesionaria Vespucio Norte Express S.A., Verde Realty and Thakral Holdings Group, which were acquired during 2012, and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 7%, 5%, 4% and (1%), respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2012.

Brookfield’s internal control over financial reporting as of December 31, 2012, has been audited by Deloitte LLP, the Independent Registered Chartered Accountants, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2012. As stated in the Report of Independent Registered Chartered Accountants, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2012.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 28, 2013	Chief Executive Officer	Chief Financial Officer

2012 ANNUAL REPORT    83

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Paradise Island Holdings Limited (“Atlantis”), Inexus Group Limited (“Inexus”), Sociedad Concesionaria Vespucio Norte Express S.A. (“VNE”), Verde Realty (“Verde”) and Thakral Holdings Group (“Thakral”), which were acquired during 2012, and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 7%, 5%, 4% and (1%), respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at Atlantis, Inexus, VNE, Verde and Thakral. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 28, 2013 expressed an unqualified opinion on those financial statements.

Toronto, Canada	Independent Registered Chartered Accountants
March 28, 2013	Licensed Public Accountants

84    BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte LLP, the Independent Registered Chartered Accountants appointed by the shareholders, have audited the consolidated financial statements set out on pages 87 through 144 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out on the following page.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 28, 2013	Chief Executive Officer	Chief Financial Officer

2012 ANNUAL REPORT    85

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the accompanying consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Asset Management Inc. and subsidiaries as at December 31, 2012 and December 31, 2011, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	Independent Registered Chartered Accountants
March 28, 2013	Licensed Public Accountants

86    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(MILLIONS)	Note	Dec. 31, 2012	Dec. 31, 2011
Assets
Cash and cash equivalents	28	$2,844	$2,027
Other financial assets	5	3,111	3,773
Accounts receivable and other	6	6,945	6,723
Inventory	7	6,579	6,060
Investments	8	11,689	9,401
Investment properties	9	33,161	28,366
Property, plant and equipment	10	31,114	22,832
Sustainable resources	11	3,283	3,155
Intangible assets	12	5,764	3,968
Goodwill	13	2,490	2,607
Deferred income tax assets	14	1,664	2,110

Total Assets		$108,644	$91,022

Liabilities and Equity
Accounts payable and other	15	$11,599	$9,266
Corporate borrowings	16	3,526	3,701
Non-recourse borrowings
Property-specific mortgages	17	33,648	28,415
Subsidiary borrowings	17	7,585	4,441
Deferred income tax liabilities	14	6,419	5,817
Capital securities	18	1,191	1,650
Interests of others in consolidated funds	19	425	333
Equity
Preferred equity	20	2,901	2,140
Non-controlling interests	20	23,190	18,516
Common equity	20	18,160	16,743

Total equity		44,251	37,399

Total Liabilities and Equity		$108,644	$91,022

On behalf of the Board:

Frank J. McKenna, Director	George S. Taylor, Director

2012 ANNUAL REPORT    87

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2012	2011
Revenues	3,29	$18,697	$15,921
Direct costs	21	(13,909)	(11,906)

Equity accounted income	8	1,243	2,205

Expenses
Interest		(2,497)	(2,352)
Corporate costs		(158)	(168)

Valuation items
Fair value changes	22	1,150	1,386
Depreciation and amortization		(1,263)	(904)

Income taxes	14	(516)	(508)

Net income		$2,747	$3,674

Net income attributable to:
Shareholders		$1,380	$1,957
Non-controlling interests		1,367	1,717

		$2,747	$3,674

Net income per share:
Diluted	20	$1.97	$2.89
Basic	20	$2.02	$3.00

88    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2012	2011
Net income		$2,747	$3,674
Other comprehensive income (loss)
Valuation items
Revaluations of property, plant and equipment		1,491	2,650
Financial contracts and power sale agreements		(17)	(855)
Available-for-sale securities		7	(68)
Equity accounted investments	8	145	193

		1,626	1,920

Foreign currency translation		(111)	(837)
Income taxes	14	(434)	(147)

Other comprehensive income		1,081	936

Comprehensive income		$3,828	$4,610

Attributable to:
Shareholders
Net income		$1,380	$1,957
Other comprehensive income		517	795

Comprehensive income		$1,897	$2,752

Non-controlling interests
Net income		$1,367	$1,717
Other comprehensive income		564	141

Comprehensive income		$1,931	$1,858

2012 ANNUAL REPORT    89

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2011	$2,816	$125	$5,982	$475	$6,399	$1,456	$(510)	$16,743	$2,140	$18,516	$37,399
Changes in year
Net income	—	—	1,380	—	—	—	—	1,380	—	1,367	2,747
Other comprehensive income	—	—	—	—	491	(51)	77	517	—	564	1,081

Comprehensive income	—	—	1,380	—	491	(51)	77	1,897	—	1,931	3,828
Shareholder distributions
Common equity	—	—	(340)	—	—	—	—	(340)	—	—	(340)
Preferred equity	—	—	(129)	—	—	—	—	(129)	—	—	(129)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(708)	(708)
Other items
Equity issuances, net of redemptions	39	—	(111)	—	—	—	—	(72)	761	2,896	3,585
Share-based compensation	—	24	—	—	—	—	—	24	—	41	65
Ownership changes	—	—	25	12	—	—	—	37	—	514	551

Total change in year	39	24	825	12	491	(51)	77	1,417	761	4,674	6,852

Balance as at December 31, 2012	$2,855	$149	$6,807	$487	$6,890	$1,405	$(433)	$18,160	$2,901	$23,190	$44,251

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2011 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2010	$1,334	$97	$4,627	$187	$4,680	$1,899	$(29)	$12,795	$1,658	$14,739	$29,192
Changes in accounting policies[2]	—	—	(8)	—	—	—	—	(8)	—	—	(8)
Changes in year
Net income	—	—	1,957	—	—	—	—	1,957	—	1,717	3,674
Other comprehensive income	—	—	—	—	1,719	(443)	(481)	795	—	141	936

Comprehensive income	—	—	1,957	—	1,719	(443)	(481)	2,752	—	1,858	4,610
Shareholder distributions
Common equity	—	—	(319)	—	—	—	—	(319)	—	—	(319)
Preferred equity	—	—	(106)	—	—	—	—	(106)	—	—	(106)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(639)	(639)
Other items
Equity issuances, net of redemptions	1,482	—	(169)	—	—	—	—	1,313	482	1,166	2,961
Share-based compensation	—	28	—	—	—	—	—	28	—	13	41
Ownership changes	—	—	—	228	—	—	—	288	—	1,379	1,667

Total change in year	1,482	28	1,363	288	1,719	(443)	(481)	3,956	482	3,777	8,215

Balance as at December 31, 2011	$2,816	$125	$5,982	$475	$6,399	$1,456	$(510)	$16,743	$2,140	$18,516	$37,399

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See financial statement Note 2(c)

90    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2012	2011
Operating activities
Net income		$2,747	$3,674
Share of undistributed equity accounted earnings		(868)	(2,001)
Fair value changes		(1,150)	(1,386)
Depreciation and amortization		1,263	904
Deferred income taxes		381	411

		2,373	1,602
Investments in residential development		(861)	(543)
Net change in non-cash working capital balances		(15)	(279)

		1,497	780

Financing activities
Corporate borrowings arranged		852	—
Corporate borrowings repaid		(782)	—
Commercial paper and bank borrowings, net		(321)	851
Property-specific mortgages arranged		6,698	5,393
Property-specific mortgages repaid		(6,539)	(5,298)
Other debt of subsidiaries arranged		5,655	2,373
Other debt of subsidiaries repaid		(3,641)	(1,645)
Capital securities redeemed		(506)	—
Capital provided by fund partners		103	142
Capital provided from non-controlling interests		3,681	1,913
Capital repaid to non-controlling interests		(785)	(889)
Distributions to non-controlling interests		(708)	(639)
Preferred equity issuances		737	468
Common shares issued		54	592
Common shares repurchased		(106)	(186)
Shareholder distributions		(469)	(425)

		3,923	2,650

Investing activities
Acquisitions of investment properties		(2,123)	(1,423)
Dispositions of investment properties		1,037	1,462
Investments in property, plant and equipment		(3,544)	(1,952)
Dispositions of property, plant and equipment		106	45
Sustainable resources acquired		(21)	(95)
Sustainable resources disposed		2	2
Investments acquired		(1,585)	(1,715)
Investments disposed		373	121
Investments in other financial assets		(1,327)	(996)
Dispositions of other financial assets		2,215	1,287
Restricted cash and deposits		(13)	68
Acquisitions of subsidiaries, net of dispositions		318	115

		(4,562)	(3,081)

Cash and cash equivalents
Change in cash and cash equivalents		858	349
Foreign exchange revaluation		(41)	(35)
Balance, beginning of year		2,027	1,713

Balance, end of year	29	$2,844	$2,027

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable power, infrastructure and private equity and residential development. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were authorized for issuance by the Board of Directors of the company on March 28, 2013.

b)	Basis of Presentation

The financial statements are prepared on a going concern basis. Standards and guidelines not effective for the current accounting period are described in Note 2(s).

i.	Subsidiaries

The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Subsidiaries are consolidated from the date the company obtains control, and continue to be consolidated until the date when control is lost. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Non-controlling interests in the equity of the company’s subsidiaries are included within equity on the Consolidated Balance Sheets. All intercompany balances, transactions, unrealized gains and losses are eliminated in full. Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity other than gains accumulated within revaluation surplus, a component of accumulated other comprehensive income, which are transferred directly to retained earnings.

The following is a list of the company’s principal subsidiaries, which in the opinion of management significantly affects its financial position, indicating the jurisdiction of incorporation or formation and the percentage of voting securities owned, or over which control or direction is otherwise exercised directly or indirectly, by the company as at December 31, 2012:

	Jurisdiction of Formation	Voting Control (%)	Ownership (%)
Brookfield Office Properties Inc.	Canada	50.7%	50.7%
Brookfield Renewable Energy Partners L.P.	Bermuda	100.0%	68.0%
Brookfield Infrastructure Partners L.P.	Bermuda	100.0%	28.5%

ii.	Associates

Associates are entities over which the company exercises significant influence. Significant influence is the ability to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. The company accounts for investments over which it has significant influence using the equity method of accounting within Investments on the Consolidated Balance Sheets.

Interests in investments accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an investee is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate are recognized in the consolidated financial statements based on the interests of unrelated investors in the associate.

iii.	Joint Arrangements

The company enters into joint arrangements with one or more parties whereby economic activity and decision-making are shared. These arrangements may take the form of a jointly controlled operation, jointly controlled asset or joint venture and, accordingly, the presentation of each differs.

92    BROOKFIELD ASSET MANAGEMENT

A jointly controlled operation is where the parties to the joint arrangement each use their own assets and incur their own expenses and liabilities and a contractual agreement exists as to the sharing of revenues and joint expenses. In this case, the company recognizes only its assets and liabilities and its share of the results of operations of the jointly controlled operation.

A jointly controlled asset is a shared asset to which each party has rights and a contractual agreement exists as to the sharing of benefits and risks generated from the asset. The company recognizes its share of the asset and benefits generated from the asset in proportion to its rights.

A joint venture is an arrangement whereby each venturer does not have rights to individual assets or obligations for expenses of the venture, but where each venturer is entitled to a share of the outcome of the activities of the arrangement. The company accounts for its interests in joint ventures using the equity method and they are recorded in Investments on the Consolidated Balance Sheets.

c)	Adoption of Accounting Standard

Income Taxes

The IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments, effective for annual periods beginning on or after January 1, 2012, introduced a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The company has determined that the rebuttable presumption introduced by the amendments to IAS 12 has been overcome for most of its investment properties and has continued to measure deferred taxes on these assets on the basis that the carrying amount of investment properties will be recovered through use. The impact of these amendments on the consolidated financial statements was a reduction in retained earnings of $8 million as at January 1, 2011.

d)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and associate are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and its subsidiaries are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

e)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

f)	Related Party Transactions

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 28. The company’s principal subsidiaries are described in Note 2(b)(i) and its associates and jointly controlled entities are described in Note 8.

g)	Operating Assets

i.	Investment Properties

The company uses the fair value method to account for real estate classified as an investment property. A property is determined to be an investment property when it is principally held to earn either rental income or capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases

2012 ANNUAL REPORT    93

and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases. The company determines fair value using internal valuations. The company uses external valuations to assist in determining fair value, but external valuations are not necessarily indicative of fair value.

ii.	Revaluation Method for Property, Plant and Equipment

The company uses the revaluation method of accounting for certain classes of property, plant and equipment as well as certain assets which are under development for future use as property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control of an asset which utilizes the revaluation method, all accumulated revaluation surplus is transferred into retained earnings.

iii.	Renewable Power Generation

Renewable power generating assets, including assets under development, are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value of its renewable power generating assets using a discounted cash flow model, which include estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Discount rates are selected for each facility giving consideration to the expected proportion of contracted to un-contracted revenue and markets into which power is sold.

Generally, the first 20 years of cash flow are discounted with a residual value based on the terminal value cash flows. The fair value and estimated remaining service lives are reassessed on an annual basis. The company uses external appraisers to review fair values of our renewable power generating assets on a rotating basis every three to five years.

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 60
Powerhouses	Up to 115
Hydroelectric generating units	Up to 115
Wind generating units	Up to 22
Other assets	Up to 60

Cost is allocated to the significant components of power generating assets and each component is depreciated separately.

iv.	Sustainable Resources

Sustainable resources consist of standing timber and other agricultural assets and are measured at fair value after deducting the estimated selling costs and are recorded in Sustainable resources on the Consolidated Balance Sheets. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated using the present value of anticipated future cash flows for standing timber before tax and an annual terminal date of 90 years. Fair value is determined based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. Changes in fair value are recorded in net income in the period of change. The company determines fair value of its standing timber using external valuations on an annual basis.

The fair value of agricultural assets is determined using discounted future cash flows, generally over a term of 10 years.

Harvested timber is included in Inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

Land under standing timber and other agricultural assets are accounted for using the revaluation method and included in property, plant and equipment.

v.	Utilities, Transport and Energy

Utilities, transport and energy assets as well as assets under development classified as property, plant and equipment are accounted for using the revaluation method. The company determines the fair value of its utilities and transport and energy assets using a discounted cash flow model, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis.

94    BROOKFIELD ASSET MANAGEMENT

Depreciation on utilities and transport and energy assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings and infrastructure	Up to 50
Machinery and equipment	Up to 40
Other utilities and transport and energy assets	Up to 41

The fair value and the estimated remaining service lives are reassessed on an annual basis.

Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.

vi.	Other Property, Plant and Equipment

The company accounts for its other property, plant and equipment using the revaluation method or the cost model, depending on the nature of the asset and the operating segment. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets’ useful lives, unless an impairment is identified requiring a write-down to estimated fair value.

vii.	Residential Development

Residential development lots, homes and residential condominium projects are recorded in Inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price in the ordinary course of business, less estimated expenses.

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in Inventory. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

viii.	Other Financial Assets

Other financial assets are classified as either fair value through profit or loss or available-for-sale securities based on their nature and use within the company’s business. Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. The company assesses the carrying value of available-for-sale securities for impairment when there is objective evidence that the asset is impaired. When an impairment is recorded, the cumulative loss in other comprehensive income is reclassified to net income.

Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as fair value through profit or loss, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as fair value through profit or loss are recorded at fair value with changes in fair value recorded for in net income in the period in which they arise.

h)	Asset Impairment

At each balance sheet date the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. Impairment losses are recorded as unrealized fair value adjustments within the Consolidated Statements of Operations and within accumulated depreciation or cost for depreciable and non-depreciable assets, respectively, in the Consolidated Balance Sheets. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

i)	Accounts Receivable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

2012 ANNUAL REPORT    95

j)	Intangible Assets

Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, and are amortized on a straight-line basis over their estimated useful lives.

Certain of the company’s intangible assets have an indefinite life, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its estimated fair value.

Intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.

k)	Goodwill

Goodwill represents the excess of the price paid over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates. The company identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

l)	Interests of others in consolidated funds

Interest of others in limited life funds and redeemable fund units are classified as liabilities and recorded at fair value within Interests of Others in Consolidated Funds on the Consolidated Balance Sheets. Changes in the fair value are recorded in net income in the period of the change.

Limited life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.

Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.

m)	Revenue and Expense Recognition

i.	Asset Management and Other Services

Asset management and other services revenues consist of base management fees, advisory fees, incentive distributions, performance-base incentive fees and construction and property service fees and arise from the rendering of services. Revenues from base management fees, advisory fees, property service fees and incentive distributions are recorded on an accrual basis based on the amounts receivable at the balance sheet date and are recorded within revenue in the Consolidated Statements of Operations.

Revenues from performance-based incentive fees are recorded on the accrual basis based on the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events, and are recorded within revenue in the Consolidated Statements of Operations.

Revenues from construction contracts are recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract and to the extent to which collectibility is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and no revenue is recorded. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately.

ii.	Properties Operations

Property revenues primarily consist of rental revenues from leasing activities and, to a lesser degree, hospitality revenues and interest and dividends from unconsolidated real estate investments.

Property rental income is recognized when the property is ready for its intended use. Office and retail properties are considered to be ready for their intended use when the property is capable of operating in the manner intended by management, which generally occurs upon completion of construction and receipt of all occupancy and other material permits.

The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line

96    BROOKFIELD ASSET MANAGEMENT

basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property for the difference between the amount of rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from hospitality operations are recognized when the services are provided and collection is reasonably assured.

iii.	Renewable Power Operations

Renewable power revenues are derived from the sale of electricity and is recorded at the time power is provided based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. Costs of generating electricity are recorded as incurred.

iv.	Sustainable Resources Operations

Revenue from timberland operations is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped, title passes and collectibility is reasonably assured. Revenue from agricultural development operations is recognized at the time that the risks and rewards of ownership have transferred.

v.	Utility Operations

Revenue from utility operations is derived from the distribution and transmission of energy as well as from the company’s coal terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer’s annual contracted tonnage and is then recognized on a pro rata basis each month. The company’s coal terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.

vi.	Transport and Energy Operations

Revenue from transport and energy operations consists primarily of energy distribution and storage income and freight and transportation services revenue. Energy distribution and storage income is recognized when services are provided and are rendered based upon usage or volume throughput during the period. Freight and transportation services revenue is recognized at the time of the provision of services.

vii.	Private Equity and Residential Development Operations

Revenue from our private equity operations primarily consists of revenues from the sale of goods and rendering of services. Sales are recognized when the product is shipped, title passes and collectability is reasonably assured. Services revenues are recognized when the services are provided.

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, which is generally when possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes and residential condominium projects is recognized upon completion, when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is reasonably assured.

viii.	Other Financial Assets

Dividend and interest income from other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method.

Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

n)	Derivative Financial Instruments and Hedge Accounting

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments is recorded in Accounts receivable and other or Accounts payable and other, respectively.

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i.	Items Classified as Hedges

Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary or an associate are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

ii.	Items Not Classified as Hedges

Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in Revenues, Direct Costs or Corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in Fair value changes in the Consolidated Statements of Operations.

o)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

p)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Acquisition costs are recorded as an expense in net income as incurred.

98    BROOKFIELD ASSET MANAGEMENT

q)	Other Items

i.	Capitalized Costs

Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.

Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

ii.	Capital Securities

Capital securities are preferred shares that may be settled by a variable number of the company’s common shares upon their conversion by the holders or the company. These instruments, as well as the related accrued distributions, are classified as liabilities on the Consolidated Balance Sheets. Dividends and yield distributions on these instruments are recorded as interest expense.

iii.	Share-based Payments

The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units and Restricted Share Appreciation Units, is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in net income.

r)	Critical Judgments and Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.

In making estimates and judgments management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making these estimates in these financial statements.

i.	Critical Estimates

The significant estimates used in determining the recorded amount for assets and liabilities in the financial statements include the following:

a.	Investment Properties

The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

Further information on investment property estimates is provided in Note 9.

b.	Revaluation Method for Property, Plant and Equipment

When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues, future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.

Further information on estimates used in the revaluation method for property, plant and equipment is provided in Note 10.

c.	Sustainable Resources

The fair value of standing timber and agricultural assets is based on the following critical estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

Further information on estimates used for sustainable resources is provided in Note 11.

2012 ANNUAL REPORT    99

d.	Financial Instruments

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; discount rates and volatility utilized in option valuations.

Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 5, 23 and 24.

e.	Inventory

The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.

f.	Other

Other estimates and assumptions utilized in the preparation of the company’s financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; and fair value of assets held as collateral.

ii.	Critical Judgments

Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the amounts in the consolidated financial statements:

a.	Level of Control

When determining the appropriate basis of accounting for the company’s investments, the company uses the following judgments and assumptions: the degree of control or influence that the company exerts directly or through an arrangement; the amount of potential voting rights which provide the company or unrelated parties voting powers; the ability to appoint directors, the ability of other investors to remove the company as a manager or general partner in a controlled partnership; and the amount of benefit that the company receives relative to other investors.

b.	Investment Properties

When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property. Judgment is also applied in determining the extent and frequency of independent appraisals.

c.	Property, Plant and Equipment

The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of its carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance and for assets under development, identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the assets carrying value.

For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

d.	Common Control Transactions

The purchase and sale of businesses or subsidiaries between entities under common control fall outside the scope of IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

e.	Indicators of Impairment

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash generating units future revenues and direct costs; the determination of discount and capitalization rates; and when an assets carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

f.	Other

Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; the manner in which the carrying amount of each investment property will be recovered; and the determination of functional currency.

100    BROOKFIELD ASSET MANAGEMENT

s)	Future Changes in Accounting Standards

i.	Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”) and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013.

IFRS 10 replaces IAS 27 and SIC–12, Consolidation-Special Purpose Entities (“SIC–12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC–12. An investor must possess the following three elements to conclude if it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee and its exposure or rights to variable returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The company is currently evaluating the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC–13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.The company is currently evaluating the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting of IFRS 12. The company is currently evaluating the impact of IFRS 12 on its consolidated financial statements.

ii.	Fair Value Measurements

In May 2011, the IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”). IFRS 13 establishes a single source of fair value measurement guidance and sets out fair value measurement disclosure requirements. The standard requires that information be provided in the financial statements that enables the user to assess the methods and inputs used to develop fair value measurements, and for reoccurring fair value measurements that use significant unobservable inputs, and the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The company is currently evaluating the impact of IFRS 13 on its consolidated financial statements.

iii.	Presentation of Items of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that will be reclassified subsequently to profit or loss; and items that will be reclassified subsequently directly to equity. Income tax on items of other comprehensive income are required to be allocated on the same basis. The amendments to lAS 1 are effective for annual periods beginning on or after July 1, 2012. The company is currently evaluating the impact of the amendments to IAS 1 on its consolidated financial statements.

iv.	Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) which will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

2012 ANNUAL REPORT    101

3.	SEGMENTED INFORMATION

a)	Operating Segments

For management purposes, the business is organized into five operating segments in which the company makes operating and capital allocation decisions and assesses performance. In late 2012, the company combined the oversight of its timber and agricultural development business lines and reallocated the results of the agricultural development operations business line from Private Equity and Residential Development to Infrastructure. The comparative results have been revised to conform to the new basis of segment presentation.

i.

Asset Management and Services comprises our asset management, construction and property services businesses. These operations generate contractual service fees earned from consolidated entities included in our other segments and third parties for performing management services, including management of our institutional private funds and listed entities, management of construction projects and residential relocation, franchise and brokerage operations. These operations are also characterized by utilizing relatively low levels of tangible assets relative to our other business segments.

ii.

Property operations are predominantly office properties, retail properties, real estate finance, opportunistic investing and office developments located primarily in major North American, Australian, Brazilian and European cities. Income from property operations is primarily comprised of property rental income and, to a lesser degree, interest and dividend income. Virtually all of these operations will be held through Brookfield Property Partners L.P., in which we will own a 92.5% interest following the distribution of a 7.5% interest to our shareholders in April, 2013.

iii.

Renewable power operations consist primarily of hydroelectric power generating facilities on river systems in North America and Brazil and wind power generating facilities in North America. The company’s power operations are owned and operated through our 68% interest in Brookfield Renewable Energy Partners L.P. (“BREP”) and a wholly owned subsidiary of the company which engages in the purchase and sale of energy, primarily on behalf of BREP.

iv.

Infrastructure operations are predominantly utilities, transport and energy, timberland and agricultural development operations located in Australia, North America, Europe and South America, and are primarily owned and operated through a 28% interest in Brookfield Infrastructure Partners L.P. and direct investments in certain of the company’s sustainable resources operations.

v.

Private equity and residential development operations include the investments and activities overseen by our private equity group. These include direct investments as well as investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries, although currently the portfolios contain a number of investments whose performance is significantly impacted by the North American home building industry. Direct investments include interests in Norbord Inc., a panelboard manufacturer, and two publicly listed residential development businesses: which are predominantly a North American homebuilder and land developer, Brookfield Residential Properties Inc. and a Brazilian condominium developer, Brookfield Incorporações S.A. The operations in this segment are generally characterized by an investment approach that is more opportunistic in nature. Furthermore, these businesses are not integrated into core operating platforms, unlike the assets within our property, renewable power or infrastructure operations.

All other company level activities that are not allocated to these five operating segments are included within Corporate/ Unallocated operations, such as the company’s cash and financial assets, non-recourse corporate borrowings and preferred shares and net working capital.

b)	Basis of Measurement

i.	Funds from Operations

The company considers Funds from Operations (“FFO”) to be a key measure of its financial performance and defines FFO as net income prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes certain disposition gains that are not otherwise included in net income as determined under IFRS. FFO includes the company’s proportionate share of FFO from equity accounted investments and excludes transaction costs incurred on business combinations, which are required to be expensed as incurred under IFRS. FFO includes disposition gains because the purchase and sale of assets is a normal part of the company’s business. Brookfield uses FFO to assess its operating results and the value of its business. The company does not use FFO as a measure of cash generated from its operations.

The company’s definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. generally accepted accounting principles, as opposed to IFRS. When reconciling the company’s definition of FFO to the determination of FFO by REALPAC and/or NAREIT, key differences consist of the following: the inclusion of disposition gains or losses that occur as normal part of the company’s business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of the company’s net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.	Other Segment Information – Valuation Items

In assessing performance, the company also makes use of financial information pertaining to the revaluation of assets and liabilities such as fair value changes and depreciation and amortization which are included in consolidated net income and valuation items which are included in other comprehensive income, as well as the company’s share of these items that are recorded by equity accounted investments. These amounts are collectively referred to as valuation items.

102    BROOKFIELD ASSET MANAGEMENT

iii.	Segment Balance Sheet Information

Segment balance sheet information considered by the company includes: segment assets, which are total assets other than investments in associates, less accounts payable and other liabilities and deferred tax liabilities; investments in associates, the aggregate amount of segment borrowings including capital securities; segment non-controlling interests, segment preferred shares and common equity by segment.

iv.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The two principal adjustments are to include asset management revenues charged to consolidated entities as revenues within the company’s asset management and other services segment with the corresponding expense recorded as corporate costs within the relevant segment; and interest charged on loans between consolidated entities, which are presented as revenues and interest expense within the relevant segments. These amounts are based on the terms of the asset management contracts and loan agreements amongst the consolidated entities. The company allocates the costs of shared functions, which would otherwise be included within the corporate operation segment such as information technology and internal audit, pursuant to formal policies.

c)	Segment Operating Results

	Operating Segments
FOR THE YEAR ENDED DECEMBER 31, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate/ Unallocated	Adjustments	Note	Consolidated
Revenues	$4,520	$3,982	$1,179	$2,109	$6,900	$230	$(223)	i	$18,697
Direct costs	(4,171)	(1,812)	(475)	(1,138)	(6,105)	(114)	(94)	ii	(13,909)
Equity accounted FFO	4	386	13	223	15	25	(666)	iii	—
Disposition gains	—	(49)	214	63	31	100	(359)	iv	—
Interest expenses	—	(1,076)	(412)	(399)	(276)	(369)	35	v	(2,497)
Corporate/unallocated costs	—	(172)	(36)	(144)	(28)	(160)	382	vi	(158)
Current income taxes	—	(9)	(12)	(16)	(79)	(19)	135	vii	—
Non-controlling interests in FFO	—	(713)	(158)	(474)	(197)	(25)	1,567	viii	—

Funds from operations	$353	$537	$313	$224	$261	$(332)

Net income	$297	$2,687	$(268)	$276	$44	$(289)

	Operating Segments
FOR THE YEAR ENDED DECEMBER 31, 2011 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate/ Unallocated	Adjustments	Note	Consolidated
Revenues	$3,535	$2,760	$1,128	$1,725	$6,740	$311	$(278)	i	$15,921
Direct costs	(3,280)	(1,077)	(379)	(908)	(6,129)	(46)	(87)	ii	(11,906)
Equity accounted
FFO	14	428	25	193	23	(9)	(674)	iii	—
Disposition gains	—	433	25	—	177	(83)	(552)	iv	—
Interest expenses	—	(1,014)	(394)	(340)	(263)	(367)	26	v	(2,352)
Corporate/unallocated costs	—	(144)	(2)	(118)	(22)	(172)	290	vi	(168)
Current income taxes	—	(10)	(13)	(4)	(45)	(25)	97	vii	—
Non-controlling interests in FFO	—	(689)	(158)	(376)	(233)	(6)	1,462	viii	—

Funds from operations	$269	$687	$232	$172	$248	$(397)

Net income	$232	$3,652	$(439)	$451	$(30)	$(192)

2012 ANNUAL REPORT    103

i.	Revenues

The adjustment to revenues consists of management fees earned from consolidated entities totalling $288 million (2011 – $203 million) and interest income on loans between consolidated entities totalling $35 million (2011 – $26 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

The adjustment to revenues also includes disposition losses totalling $100 million (2011 – $49 million of disposition gains) that are recorded as disposition gains in the segment results.

ii.	Direct costs

The adjustment to direct costs consists of the reallocation of unallocated segment costs totalling $94 million (2011 – $87 million) that are included in direct costs in the Consolidated Statements of Operations.

iii.	Equity accounted FFO

The company defines equity accounted FFO to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. Equity accounted FFO is combined with the equity accounted fair value changes in the company’s Consolidated Statements of Operations. The following table disaggregates equity accounted income into equity accounted FFO and non-FFO items:

FOR THE YEAR ENDED DECEMBER 31, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate	Consolidated
Funds from operations	$4	$386	$13	$223	$15	$25	$666
Fair value changes and other	—	810	(19)	(210)	(1)	(3)	577

Equity accounted income	$4	$1,196	$(6)	$13	$14	$22	$1,243

FOR THE YEAR ENDED DECEMBER 31, 2011 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate	Consolidated
Funds from operations	$14	$428	$25	$193	$23	$(9)	$674
Funds from operations – gains	—	2	—	—	—	—	2
Fair value changes and other	—	1,620	(13)	(78)	—	—	1,529

Equity accounted income	$14	$2,050	$12	$115	$23	$(9)	$2,205

iv. Disposition gains

Disposition gains include gains and losses recorded in net income arising from transactions during the current year adjusted to include fair value changes and revaluation surplus recorded in prior periods. Disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The adjustment to disposition gains consists of amounts that are included in the following components of the company’s financial statements:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Net income
Revenues	$100	$(49)

Equity
Fair value changes recorded in prior period	(47)	420
Revaluation surplus	277	13
Changes in ownership	29	13
Other	—	155

	259	601

	$359	$552

Other gains in 2011 of $155 million ($61 million net of non-controlling interests) represents a distribution of capital from a consolidated private equity investment that is reflected in the company’s Consolidated Balances Sheets as the excess of liabilities over the assets of the private equity investment.

104    BROOKFIELD ASSET MANAGEMENT

v.	Interest expense

The adjustment to interest expense consists of interest on loans between consolidated entities totalling $35 million (2011 – $26 million) that is eliminated on consolidation, along with the associated revenue.

vi.	Corporate/unallocated costs

The adjustment to corporate/unallocated costs consists of management fee expenses in respect of services provided between consolidated entities totalling $288 million (2011 – $203 million) that were eliminated on consolidation and $94 million (2011 – $87 million) of costs that are unallocated in the context of a particular segment or business line but which are included in the company’s direct costs in the company’s Consolidated Statements of Operations.

vii.	Current income taxes

Current income taxes are included in segment FFO, but are aggregated with deferred income taxes in income taxes on the company’s Consolidated Statements of Operations.

viii.	Non-controlling interests in FFO

The company defines non-controlling interests in FFO to be non-controlling interests less the non-controlling interests’ share of adjustments required to convert net income attributable to shareholders to FFO. The following table disaggregates non-controlling interests into non-controlling interests in FFO and the principal reconciling items.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Non-controlling interests in:
Funds from operations	$(1,567)	$(1,462)
Disposition gains	76	311
Fair value changes	(725)	(865)
Equity accounted income – fair value changes and other	56	(261)
Depreciation and amortization	680	245
Income tax	113	315

Net income attributable to non-controlling interests	$(1,367)	$(1,717)

ix.	Reconciliation of total entity FFO to net income

The following table reconciles the sum of FFO for each operating segment and corporate/unallocated FFO (“total entity FFO”) to net income:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Total entity FFO	$1,356	$1,211

Adjustments
Less: FFO measures
Gains not recorded in net income	(259)	(601)
Equity accounted FFO	(666)	(674)
Current income taxes	135	97
Non-controlling interests in FFO	1,567	1,462
Add: financial statement components not included in FFO
Equity accounted income	1,243	2,205
Fair value changes	1,150	1,386
Depreciation and amortization	(1,263)	(904)
Income taxes	(516)	(508)

Total adjustments	1,391	2,463

Net income	$2,747	$3,674

2012 ANNUAL REPORT    105

d)	Other Segment Information – Valuation Items

The following table aggregates significant items relating to the periodic revaluation of assets and liabilities, including the company’s share of such items included in equity accounted income, and the share of these items that is attributable to non-controlling interests and amounts recorded in equity. Equity accounted items in the following table include the company’s share of fair value changes and depreciation and amortization that are included in equity accounted income as presented in Note 3(c)(iii). These items are presented net of non-controlling interests and income taxes in the Consolidated Statements of Changes in Equity, but are presented prior to non-controlling interests and income taxes in the following table.

	Operating Segments
FOR THE YEAR ENDED DECEMBER 31, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate	Consolidated
Recorded in net income
Fair value changes	$(25)	$1,258	$(79)	$139	$(116)	$(27)	$1,150
Equity accounted fair value changes and other	—	810	(19)	(210)	(1)	(3)	577
Depreciation and amortization	(31)	(225)	(499)	(248)	(251)	(9)	(1,263)

	(56)	1,843	(597)	(319)	(368)	(39)	464
Recorded in other comprehensive income	—	35	896	720	(34)	9	1,626

Total revaluation items	(56)	1,878	299	401	(402)	(30)	2,090
Non-controlling interests in above[1]	—	(724)	(35)	(240)	222	1	(776)

Valuation items	$(56)	$1,154	$264	$161	$(180)	$(29)	$1,314

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in 3(c)(viii)

	Operating Segments
FOR THE YEAR ENDED DECEMBER 31, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate	Consolidated
Recorded in net income
Fair value changes	$—	$1,547	$(305)	$282	$(80)	$(58)	$1,386
Equity accounted fair value changes and other	—	1,620	(13)	(78)	—	—	1,529
Depreciation and amortization	(34)	(33)	(455)	(148)	(226)	(8)	(904)

	(34)	3,134	(773)	56	(306)	(66)	2,011
Recorded in other comprehensive income	—	(238)	1,828	486	(55)	(101)	1,920

Total valuation items	(34)	2,896	1,055	542	(361)	(167)	3,931
Non-controlling interests in above[1]	—	(973)	(435)	(259)	112	—	(1,555)

Valuation items	$(34)	$1,923	$620	$283	$(249)	$(167)	$2,376

1.	Includes non-controlling interests on valuation items recorded in net income and other comprehensive income and excludes non-controlling interests in FFO as outlined in 3(c)(viii)

106    BROOKFIELD ASSET MANAGEMENT

e)	Segment Financial Position Information

	Operating Segments
AS AT DEC. 31, 2012 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate	Total Reportable Segments	Note
Segment assets	$1,855	$37,622	$14,325	$14,463	$9,476	$1,196	$78,937	i
Investments	67	8,143	344	2,606	236	293	11,689
Borrowings	(351)	(21,471)	(6,119)	(7,988)	(5,030)	(4,991)	(45,950)	ii
Segment non-controlling interests	(1)	(11,336)	(3,559)	(6,510)	(2,107)	(102)	(23,615)	iii
Preferred shares	—	—	—	—	—	(2,901)	(2,901)

Common equity by segment	$1,570	$12,958	$4,991	$2,571	$2,575	$(6,505)	$18,160

	Operating Segments
AS AT DEC. 31, 2011 (MILLIONS)	Asset Management and Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate	Total Reportable Segments	Note
Segment assets	$1,930	$31,268	$12,775	$10,079	$8,894	$1,592	$66,538	i
Investments	2	6,905	358	1,696	261	179	9,401
Borrowings	(439)	(17,433)	(5,520)	(4,918)	(4,445)	(5,452)	(38,207)	ii
Segment non-controlling interests	(1)	(9,797)	(2,504)	(4,350)	(2,094)	(103)	(18,849)	iii
Preferred shares	—	—	—	—	—	(2,140)	(2,140)

Common equity by segment	$1,492	$10,943	$5,109	$2,507	$2,616	$(5,924)	$16,743

The following tables reconcile the company’s total reportable segments to the Consolidated Balance Sheets as at December 31, 2012 and 2011, for those financial statement line items which differ:

i.	Segment assets

The company defines segment assets to be total assets for each segment less investments, deferred income tax liabilities and accounts payable and other attributable to that segment.

AS AT DECEMBER 31 (MILLIONS)	2012	2011
Total assets	$ 108,644	$ 91,022
Investments	(11,689)	(9,401)
Accounts payable and other	(11,599)	(9,266)
Deferred income tax liabilities	(6,419)	(5,817)

Segment assets	$ 78,937	$ 66,538

ii.	Borrowings

The company defines borrowings to include the following liabilities attributable to each segment: corporate borrowings, property-specific mortgages, subsidiary borrowings and capital securities.

AS AT DECEMBER 31 (MILLIONS)	2012	2011
Corporate borrowings	$ 3,526	$ 3,701
Non-recourse borrowings
Property specifics borrowings	33,648	28,415
Subsidiary borrowings	7,585	4,441
Capital securities	1,191	1,650

Borrowings	$ 45,950	$ 38,207

2012 ANNUAL REPORT    107

iii.	Segment Non-controlling interests

The company aggregates interests of others in consolidated funds together with non-controlling interests in determining segment financial position information.

AS AT DECEMBER 31 (MILLIONS)	2012	2011
Consolidated balances
Interests of others in consolidated funds	$425	$333
Non-controlling interests in net assets	23,190	18,516

	$23,615	$18,849

f)	Geographic Allocation

Revenues and consolidated assets by geographic segments are as follows:

	2012		2011
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Assets	Revenue	Assets
United States	$ 6,206	$ 44,291	$ 4,715	$ 38,191
Canada	3,290	21,415	2,809	19,848
Australia	4,528	16,781	3,470	15,066
Brazil	1,614	12,941	2,519	12,202
Europe	1,432	6,750	1,364	4,352
Other	1,627	6,466	1,044	1,363

	$ 18,697	$ 108,644	$ 15,921	$ 91,022

Intangible assets and goodwill by geographic segments are included in Note 12 and 13, respectively.

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

a)	Completed During 2012

The following table summarizes the balance sheet impact as a result of business combinations that occurred in 2012 by operating segment:

(MILLIONS)	Property	Renewable Power	Infrastructure	Total
Cash and cash equivalents	$142	$50	$120	$312
Accounts receivable and other	418	13	77	508
Inventory	393	—	—	393
Investments	11	—	—	11
Investment properties	2,793	—	—	2,793
Property, plant and equipment	2,446	1,374	2,728	6,548
Intangible assets	376	—	1,540	1,916
Goodwill	15	—	45	60

Total Assets	6,594	1,437	4,510	12,541
Less:
Accounts payable and other	(534)	(96)	(529)	(1,159)
Non-recourse borrowings	(3,576)	(449)	(1,693)	(5,718)
Deferred income tax liabilities	—	—	(488)	(488)
Non-controlling interests[1]	(281)	(695)	(854)	(1,830)
Non-controlling interests net to Brookfield[2]	(1,199)	(63)	(676)	(1,938)

Equity	$1,004	$134	$270	$1,408

Consideration[3]	$2,203	$197	$946	$3,346

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Non-controlling interests determined on application of consolidation principles
3.	Aggregate of equity and non-controlling interests net to Brookfield

108    BROOKFIELD ASSET MANAGEMENT

As a result of the acquisitions made during the year, Brookfield recorded $1,144 million of revenue and $38 million in net losses from the acquired operations. Total revenue and net losses, including fair value changes, that would have been recorded if the acquisitions had occurred at the beginning of the year would have been $2,095 million and $130 million, respectively. Certain of the current year business combinations were completed in close proximity to the year ended December 31, 2012 and accordingly, the fair values of the acquired assets, liabilities and goodwill for these operations have been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

i.	Property

In December 2011, a subsidiary of Brookfield commenced acquiring debentures secured by a 39% ownership interest in Thakral Holdings Group (“Thakral”) shares. Brookfield converted its debentures into shares of Thakral and acquired all of the remaining shares outstanding for total consideration of $507 million in October of 2012 and commenced consolidation of Thakral. Thakral’s assets include prime office assets, a multi-family property portfolio and various industrial properties within Australia.

In April 2012, a subsidiary of Brookfield acquired a 100% interest in Paradise Island Holdings Limited (“Atlantis”), a hotel and casino resort located in the Bahamas, through a financial restructuring whereby Brookfield converted its $175 million of previously held debt instruments for equity. The transaction was measured at fair value on the date of acquisition. Brookfield completed the acquisition and commenced consolidating Atlantis in the second quarter.

In July 2012, a subsidiary of Brookfield entered into a merger agreement resulting in the acquisition of Verde Realty (“Verde”), a privately-owned industrial real estate investment trust with assets located in the United States and Mexico. A subsidiary of Brookfield acquired 81% of the outstanding equity for total consideration of $275 million, and commenced consolidation of Verde in the fourth quarter.

ii.	Infrastructure

In November 2012, a subsidiary of Brookfield acquired a 100% equity interest in Inexus Group Limited (“Inexus”), a UK based regulated distribution operation, for total consideration of $468 million and commenced consolidation of Inexus in the fourth quarter.

In December 2011, Brookfield acquired a 55% interest in Sociedad Concesionario Vespucio Norte Express S.A. (“VNE”), a Chilean toll road, but as a result of an agreement limiting the company’s control, did not consolidate the investment. In October 2012, Brookfield acquired the remaining 45% equity interest of VNE it did not already own for $170 million, increasing its total consideration to $333 million, and commenced consolidation. The transaction was measured at fair value on the date of acquisition.

During the year, the company also acquired a Canadian sustainable energy service provider, a North American gas storage business, a Colombian regulated distribution operation, a U.S. residential development business, a property development in London, England and various wind and hydroelectric generating assets, of which the largest investment was $204 million.

The following table shows the balance sheet impact as a result of the significant business combinations that occurred during the 2012.

	Property			Infrastructure
(MILLIONS)	Thakral	Atlantis	Verde	Inexus	VNE
Cash and cash equivalents	$5	$85	$37	$5	$69
Accounts receivable and other	33	282	36	14	53
Inventory	65	—	—	—	—
Investments	—	—	10	—	—
Investment properties	240	—	911	—	—
Property, plant and equipment	688	1,758	—	1,410	—
Intangible assets	—	359	17	97	1,443
Goodwill	—	—	—	27	—

Total assets	1,031	2,484	1,011	1,553	1,565
Less:
Accounts payable and other	(52)	(170)	(48)	(393)	(32)
Non-recourse borrowings	(472)	(2,139)	(571)	(545)	(772)
Deferred income tax liability	—	—	—	(147)	(108)
Non-controlling interests[1]	—	—	(117)	—	(320)
Non-controlling interests net to Brookfield[2]	(309)	(117)	(168)	(335)	(238)

Equity	$198	$58	$107	$133	$95

Consideration[3]	$507	$175	$275	$468	$333

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Non-controlling interests determined on application of consolidation principles
3.	Aggregate of equity and non-controlling interests net to Brookfield

2012 ANNUAL REPORT    109

The following table provides details of the business combinations achieved in stages during 2012:

FOR THE YEAR ENDED DECEMBER 31 (MILLIONS)	VNE	Other	Total
Carrying value of investment immediately before acquisition	$ (171)	$ (63)	$ (234)
Fair value of investment immediately before acquiring control	163	59	222
Amounts recognized in other comprehensive income[1]	16	11	27

Remeasurement gain recorded in net income	$ 8	$ 7	$ 15

Remeasurement gain recorded in retained earnings	$ —	$ 5	$ 5

1.	Included in the carrying value of the investment immediately before acquisition

b)	Completed During 2011

The following table summarizes the balance sheet impact as a result of business combinations that occurred in 2011 by operating segment:

(MILLIONS)	Property	Renewable Power	Private Equity and Residential Development	Total
Cash and cash equivalents	$40	$32	$66	$138
Accounts receivable and other	148	6	306	460
Investments	685	—	—	685
Property, plant and equipment	640	446	299	1,385
Investment properties	5,846	—	—	5,846
Intangible assets	180	—	24	204
Goodwill	—	20	124	144

Total assets	7,539	504	819	8,862
Less:
Accounts payable and other	(270)	(5)	(134)	(409)
Non-recourse borrowings	(4,437)	(190)	(351)	(4,978)
Deferred income tax liabilities	—	—	(28)	(28)
Non-controlling interests[1]	(404)	(101)	(96)	(601)
Non-controlling interests net to Brookfield[2]	(1,176)	—	(71)	(1,247)

Equity	$1,252	$208	$139	$1,599

Consideration[3]	$2,429	$208	$210	$2,847

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Non-controlling interests determined on application of consolidation principles
3.	Aggregate of equity and non-controlling interests net to Brookfield

As a result of the acquisitions made during the year, Brookfield recorded $430 million of revenue and $122 million in net income from the operations. Total revenue and net income, including fair value changes, that would have been recorded if the acquisitions had occurred at the beginning of the year would have been $1,005 million and $881 million, respectively.

i)	Property

In October 2006, Brookfield formed a joint venture to purchase a portfolio of office properties (“U.S. Office Fund”). Under the terms of the joint venture agreement, Brookfield’s venture partner had an option to acquire its interest in certain of the U.S. Office Fund’s properties which it managed, and to sell its interest in the properties that the company managed to Brookfield. In August 2011, Brookfield’s venture partner exercised its option and sold the company its interest in the properties that it managed, resulting in the company’s interest increasing to 83% and the U.S. Office Fund being consolidated. Prior to the acquisition, Brookfield jointly controlled the properties of the U.S. Office Fund and accounted for its investment using the equity method. The company recorded a $212 million gain on the revaluation of its previously held interest in the U.S. Office Fund at the time of acquisition. No cash consideration was paid in connection with the company’s venture partner’s exercise of its option and the company’s consolidation of the U.S. Office Fund, with the exception of the settlement of consideration payable under the joint venture agreement.

Other acquisitions consisted of the acquisition of a controlling interest in certain office properties, a wind power generation business, a real estate and relocation services business and a coal bed methane producer. Brookfield paid total consideration of $673 million for its interest in the other assets of which the largest investment was $190 million.

110    BROOKFIELD ASSET MANAGEMENT

The following table shows the balance sheet impact as a result of the acquisition of the U.S. Office Fund that occurred during the 2011.

(MILLIONS)	U.S. Office Fund
Cash and cash equivalents	$32
Accounts receivable and other	84
Investments	685
Investment properties	4,953

Total Assets	5,754

Less:
Accounts payable and other	(225)
Non-recourse borrowings	(3,293)
Non-controlling interests[1]	(366)
Non-controlling interests net to Brookfield[2]	(944)

Equity	$926

Consideration[3]	$1,870

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Non-controlling interests determined on application of consolidation principles
3.	Aggregate of equity and non-controlling interests net to Brookfield

The following table provides details of the business combinations achieved in stages:

FOR THE YEAR ENDED DECEMBER 31, 2011 (MILLIONS)	Total
Carrying value of investment immediately before acquisition	$1,658
Fair value of investment immediately before acquiring control	1,870

Remeasurement gain recorded in net income	$212

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows using market interest rates and applicable credit spreads. In limited circumstances, the company uses input parameters that are not based on observable market data and believes that using alternative assumptions will not result in significantly different fair values.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss or available-for-sale are carried at fair value on the Consolidated Balance Sheets. Changes in the fair values of financial instruments classified as fair value through profit or loss and available-for-sale are recognized in net income and other comprehensive income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in accumulated other comprehensive income are reclassified to net income when the security is sold, or there is a significant or prolonged decline in fair value or when the company acquires a controlling interest in the underlying investment and commences consolidating the investment. During the year ended December 31, 2012, $52 million of net deferred gains (2011 – $6 million) previously recognized in accumulated other comprehensive income were reclassified to net income as a result of the disposition of available-for-sale securities.

Available-for-sale securities are recorded on the balance sheet at fair value, and are assessed for impairment at each reporting date. As at December 31, 2012, the net unrealized gain relating to the fair value of available-for-sale financial instruments amounted to $49 million (2011 – net unrealized loss of $18 million).

Gains or losses arising from changes in the fair value of fair value through profit or loss financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends on fair value through profit or loss and available-for-sale financial assets are recognized when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method.

2012 ANNUAL REPORT    111

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classification as at December 31, 2012:

AS AT DEC. 31, 2012 (MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION	FVTPL[1]	Available- for-Sale	Held- to-Maturity	Loans and Receivables/ Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$—	$2,844	$2,844
Other financial assets
Government bonds	92	86	—	—	178
Corporate bonds	58	180	—	—	238
Fixed income securities	51	94	—	—	145
Common shares	1,794	240	—	—	2,034
Loans and notes receivable	35	—	261	220	516

	2,030	600	261	220	3,111
Accounts receivable and other[2]	768	—	—	4,450	5,218

	$2,798	$600	$261	$7,514	$11,173

Financial liabilities
Corporate borrowings	$—	$—	$—	$3,526	$3,526
Property-specific mortgages	—	—	—	33,648	33,648
Subsidiary borrowings	—	—	—	7,585	7,585
Accounts payable and other[2]	1,287	—	—	10,312	11,599
Capital securities	—	—	—	1,191	1,191
Interests of others in consolidated funds	425	—	—	—	425

	$1,712	$—	$—	$56,262	$57,974

1.	Financial instruments classified as fair value through profit or loss
2.

Includes derivative instruments which are elected for hedge accounting totalling $499 million included in accounts receivable and other and $850 million of derivative instruments included in accounts payable and other, of which changes in fair value are recorded in other comprehensive income

112    BROOKFIELD ASSET MANAGEMENT

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2011:

AS AT DEC. 31, 2011 (MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION	FVTPL[1]	Available- for-Sale	Held- to-Maturity	Loans and Receivables/ Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$—	$2,027	$2,027
Other financial assets
Government bonds	263	261	—	—	524
Corporate bonds	—	202	—	—	202
Fixed income securities	70	152	—	—	222
Common shares	1,235	131	—	—	1,366
Loans and notes receivable	—	—	762	697	1,459

	1,568	746	762	697	3,773
Accounts receivable and other[2]	783	—	—	4,085	4,868

	$2,351	$746	$762	$6,809	$10,668

Financial liabilities
Corporate borrowings	$—	$—	$—	$3,701	$3,701
Property-specific mortgages	—	—	—	28,415	28,415
Subsidiary borrowings	—	—	—	4,441	4,441
Accounts payable and other[2]	1,123	—	—	8,143	9,266
Capital securities	—	—	—	1,650	1,650
Interests of others in consolidated funds	333	—	—	—	333

	$1,456	$—	$—	$46,350	$47,806

1.	Financial instruments classified as fair value through profit or loss
2.

Includes derivative instruments which are elected for hedge accounting totalling $107 million included in accounts receivable and other and $1,053 million of derivative instruments included in accounts payable and other, of which changes in fair value are recorded in other comprehensive income

The following table provides the carrying values and fair values of financial instruments as at December 31, 2012 and December 31, 2011:

	Dec. 31, 2012		Dec. 31, 2011
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$2,844	$2,844	$2,027	$2,027
Other financial assets
Government bonds	178	178	524	524
Corporate bonds	238	238	202	202
Fixed income securities	145	145	222	222
Common shares	2,034	2,034	1,366	1,366
Loans and notes receivable	516	516	1,459	1,375

	3,111	3,111	3,773	3,689
Accounts receivable and other	5,218	5,218	4,868	4,868

	$11,173	$11,173	$10,668	$10,584

Financial liabilities
Corporate borrowings	$3,526	$3,793	$3,701	$3,906
Property-specific mortgages	33,648	34,981	28,415	29,173
Subsidiary borrowings	7,585	7,781	4,441	4,567
Accounts payable and other	11,599	11,599	9,266	9,266
Capital securities	1,191	1,232	1,650	1,734
Interests of others in consolidated funds	425	425	333	333

	$57,974	$59,811	$47,806	$48,979

2012 ANNUAL REPORT    113

The current and non-current balances of other financial assets are as follows:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Current	$380	$1,143
Non-current	2,731	2,630

Total	$3,111	$3,773

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Fair Value Hedges

The company uses interest rate swaps to hedge the variability related to changes in the fair value of fixed rate assets or liabilities. For the year ended December 31, 2012, pre-tax net unrealized gains or losses of $nil million (2011 – losses of $6 million) were recorded in net income as a result of changes in the fair value of the hedges which were offset by fair value changes related to the effective portion of the hedged asset or liability. As at December 31, 2012, there were no derivative contracts designated as fair value hedges (2011 – net unrealized derivative asset balance of $7 million).

Cash Flow Hedges

The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge the long-term compensation arrangements. For the year ended December 31, 2012, pre-tax net unrealized losses of $36 million (2011 – $855 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2012, there was a net unrealized derivative liability balance of $272 million relating to derivative contracts designated as cash flow hedges (2011 – $899 million). Unrealized losses on cash flow hedges are expected to be realized in net income by 2024.

Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2012, unrealized pre-tax net losses of $207 million (2011 – gains of $159 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2012, there was a net unrealized derivative liability balance of $79 million relating to derivative contracts designated as net investment hedges (2011 – $47 million).

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 –

Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts, other financial assets carried at fair value in an inactive market and redeemable fund units.

Level 3 –

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase contracts, subordinated mortgaged-backed securities, interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interests share of net assets of limited life funds.

Assets and liabilities measured at fair value on a recurring basis include $2,334 million (2011 – $1,820 million) of financial assets and $680 million (2011 – $618 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

114    BROOKFIELD ASSET MANAGEMENT

	Dec. 31, 2012			Dec. 31, 2011
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$52	$126	$—	$225	$299	$—
Corporate bonds	59	179	—	8	194	—
Fixed income securities	88	—	57	108	—	114
Common shares	423	—	1,611	329	—	1,037
Loans and notes receivables	—	25	10	—	—	—
Accounts receivable and other	—	112	656	1	113	669

	$622	$442	$2,334	$671	$606	$1,820

Financial liabilities
Accounts payable and other	$262	$697	$328	$—	$778	$345
Interests of others in consolidated funds	—	73	352	—	60	273

	$262	$770	$680	$—	$838	$618

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at December 31, 2012 and December 31, 2011.

	Financial Assets		Financial Liabilities
(MILLIONS)	2012	2011	2012	2011
Balance at beginning of year	$1,820	$2,087	$618	$580
Fair value changes in net income	20	237	(17)	22
Fair value changes in other comprehensive income[1]	111	(340)	(21)	(63)
Additions, net of disposals	383	(164)	100	79

Balance at end of year	$2,334	$1,820	$680	$618

1.	Includes foreign currency translation

6.	ACCOUNTS RECEIVABLE AND OTHER

(MILLIONS)	Note		Dec. 31, 2012	Dec. 31, 2011
Accounts receivable	(a	)	$4,372	$4,149
Prepaid expenses and other assets			1,727	1,855
Restricted cash	(b	)	846	719

Total			$6,945	$6,723

The current and non-current balances of accounts receivable and other are as follows:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Current	$4,989	$4,515
Non-current	1,956	2,208

Total	$6,945	$6,723

a)	Accounts Receivable

Accounts receivable includes $647 million (2011 – $669 million) of unrealized mark-to-market gains on energy sales contracts and $994 million (2011 – $944 million) of completed contracts and work-in-progress related to contracted sales from the company’s residential development operations. Also included in this balance are loans receivable from employees of the company and its consolidated subsidiaries of $5 million (2011 – $6 million).

b)	Restricted Cash

Restricted cash primarily relates to the company’s property, renewable power and residential development financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

2012 ANNUAL REPORT    115

7.	INVENTORY

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Residential properties under development	$2,700	$2,351
Land held for development	2,676	2,395
Completed residential properties	477	567
Pulp, paper and other	726	747

Total	$6,579	$6,060

The current and non-current balances of inventory are as follows:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Current	$2,706	$2,373
Non-current	3,873	3,687

Total	$6,579	$6,060

During the year ended December 31, 2012, the company recognized as an expense $5,449 million (2011 – $4,579 million) of inventory relating to cost of goods sold and $4 million (2011 – $7 million) relating to impairments of inventory. The carrying amount of inventory pledged as security at December 31, 2012 was $1,060 million (December 31, 2011 – $1,154 million).

8.	INVESTMENTS

The following table presents the voting interests and carrying values of the company’s investments in associates and equity-accounted joint ventures:

		Voting Interest		Carrying Value
AS AT (MILLIONS)	Investment Type	Dec. 31 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011
Property
General Growth Properties	Associate	23%	23%	$4,831	$4,099
245 Park Avenue	Joint Venture	51%	51%	657	619
Grace Building	Joint Venture	41%	41%	625	618
Rouse Properties	Associate	43%	—	381	—
Other property investments[1,2]	Various	20 – 75%	20 – 75%	1,636	1,578
Renewable power
Bear Swamp Power	Joint Venture	50%	50%	155	130
Other power investments	Various	50%	50%	189	228
Infrastructure
Natural gas pipeline	Associate	26%	26%	594	395
South American transmission operations	Associate	28%	28%	669	584
Brazilian toll road	Associate	49%	—	335	—
Australian energy distribution	Associate	42%	42%	384	296
Other infrastructure investments[3]	Various	30 –50%	30 –50%	615	423
Other	Various	25 –50%	25 –50%	618	431

Total				$11,689	$9,401

1.	Other property investments include Darling Park Trust and E&Y Centre Sydney
2.

Investments in which the company’s ownership interest is greater than 50% represent investments in equity accounted joint ventures where control is either shared or does not exist resulting in the investment being equity accounted

3.	Other infrastructure investments include a European port operation, a Texas electricity transmission project and other social infrastructure assets

116    BROOKFIELD ASSET MANAGEMENT

The following table presents the change in the balance of investments in associates and equity accounted joint ventures:

(MILLIONS)	2012	2011
Balance at beginning of year	$9,401	$6,629
Additions, net of disposals	1,221	(100)
Acquisitions through business combinations	11	685
Share of net income	1,243	2,205
Share of other comprehensive income	145	193
Distributions received	(375)	(204)
Foreign exchange	43	(7)

Balance at end of year	$11,689	$9,401

The following table presents the gross assets and liabilities of the company’s investments in associates and equity accounted joint ventures:

	Dec. 31, 2012		Dec. 31, 2011
(MILLIONS)	Assets	Liabilities	Assets	Liabilities
Property
General Growth Properties	$38,319	$18,888	$35,835	$20,368
245 Park Avenue	1,067	410	1,027	408
Grace Building	813	188	814	196
Rouse Properties	2,239	1,337	—	—
Other property investments[1]	4,964	1,791	4,222	2,541
Renewable power
Bear Swamp Power Co. LLC	669	360	673	353
Other Power	655	278	531	260
Infrastructure
Natural gas pipeline company	7,623	6,429	7,650	6,432
South American transmission operation	5,637	3,240	4,828	2,853
Brazilian toll road	5,215	2,857	—	—
Australian energy distribution	2,314	1,402	1,909	1,208
Other infrastructure investments[2]	3,471	2,736	2,659	1,751
Other	3,119	1,528	2,381	1,569

	$76,105	$41,444	$62,529	$37,939

1.	Other property investments include Darling Park Trust and E&Y Centre Sydney
2.	Other infrastructure investments include a European port operation, a Texas electricity transmission project and other social infrastructure assets

Certain of the company’s investments in associates are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

2012 ANNUAL REPORT    117

The following table presents revenue and net income of the company’s investments in associates and equity accounted joint ventures:

	2012			2011
YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Net Income	Equity Accounted Income	Revenue	Net Income	Equity Accounted Income
Property
General Growth Properties	$3,102	$4,330	$979	$3,353	$6,287	$1,401
U.S. Office Fund[1]	—	—	—	475	518	437
245 Park Avenue	73	131	67	67	118	60
Grace Building	50	31	13	19	215	88
Rouse Properties	258	75	33	—	—	—
Other property investments[2]	540	326	85	545	227	68
Renewable power
Bear Swamp Power Co. LLC	59	1	1	58	16	8
Other power	47	(13)	(7)	43	10	5
Infrastructure
Natural gas pipeline company	554	(42)	(11)	840	83	22
South American transmission operation	440	55	16	402	318	90
Brazilian toll road	65	11	5	—	—	—
Australian energy distribution	322	45	19	295	27	11
Other infrastructure investments[3]	1,079	(59)	(14)	945	(11)	(8)
Other	501	128	57	538	55	23

Total	$7,090	$5,019	$1,243	$7,580	$7,863	$2,205

1.

The company acquired a controlling interest in the U.S. Office Fund on August 9, 2011, resulting in the consolidation of the U.S. Office Fund and its equity accounted investments, as described in Note 4

2.	Other property investments include Darling Park Trust and E&Y Centre Sydney
3.	Other infrastructure investments include a European port operation, a Texas electricity transmission project and other social infrastructure assets

Certain of the company’s investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these investments in comparison to the company’s carrying value is as follows:

	Dec. 31, 2012		Dec. 31, 2011
(MILLIONS)	Public Price	Carrying Value	Public Price	Carrying Value
General Growth Properties	$4,207	$4,831	$2,924	$4,099
Rouse Properties	304	381	—	—
Other	146	95	89	76

	$4,657	$5,307	$3,013	$4,175

Judgment is applied when assessing the carrying value of the company’s investment in General Growth Properties (“GGP”) and whether there was an indication of impairment of its investment. Consideration was given to the following: GGP’s operating environment; market competition; market share; estimates of future cash flows; financial strength; covenants; public pricing and public price volatility. Additional consideration is applied by the company including: the company’s ability and intent to hold its investment, synergies experienced with the company’s other businesses, the company’s ownership interest relative to other shareholders as well as its internal valuations.

118    BROOKFIELD ASSET MANAGEMENT

9.	INVESTMENT PROPERTIES

(MILLIONS)	2012	2011
Fair value at beginning of year	$28,366	$22,163
Additions	1,715	1,442
Acquisitions through business combinations	2,793	5,846
Disposals	(1,136)	(2,150)
Fair value changes	1,276	1,477
Foreign currency translation	147	(412)

Fair value at end of year	$33,161	$28,366

The fair value of investment properties is generally determined by discounting the expected cash flows of the properties based upon internal valuations. The majority of the company’s investment properties are externally valued on a three-year rotation plan.

The key valuation metrics of the company’s commercial office properties are presented in the following table on a weighted average basis:

	United States		Canada		Australia
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Discount rate	7.3%	7.5%	6.4%	6.7%	8.8%	9.1%
Terminal capitalization rate	6.3%	6.3%	5.7%	6.2%	7.1%	7.5%
Investment horizon (years)	11	12	11	11	10	10

The key valuation assumptions of the company’s Brazilian retail properties include a discount rate of 8.5% (2011 – 9.6%), a terminal capitalization rate of 7.2% (2011 – 7.3%) and an investment horizon of 10 years (2011 – 10 years).

10.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Cost	$22,823	$14,857
Accumulated fair value changes	11,398	9,944
Accumulated depreciation	(3,107)	(1,969)

Total	$31,114	$22,832

Accumulated fair value changes include revaluations of property, plant and equipment using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income.

The company’s property, plant and equipment relates to the business segments as shown in the following table:

(MILLIONS)	Note		Dec. 31, 2012	Dec. 31, 2011
Renewable power	(a	)	$16,532	$14,727
Infrastructure
Utilities	(b	)	3,310	993
Transport and energy	(c	)	4,014	2,514
Sustainable resources	(d	)	1,378	1,162
Property	(e	)	2,968	640
Private equity and other	(f	)	2,912	2,796

			$31,114	$22,832

a)	Renewable Power

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Cost	$7,617	$6,149
Accumulated fair value changes	10,712	9,887
Accumulated depreciation	(1,797)	(1,309)

Total	$16,532	$14,727

Renewable power assets include the cost of the company’s hydroelectric generating stations, wind energy, pumped storage and natural gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to, or are renewable over, terms through the years up to 2046.

2012 ANNUAL REPORT    119

Renewable power assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2012.

The key valuation metrics of the company’s hydro and wind generating facilities at the end of 2012 and 2011 are summarized below. The valuations are impacted primarily by the discount rate and long-term power prices.

	United States		Canada		Brazil
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Discount rate	6.5%	6.7%	5.4%	5.7%	9.4%	9.9%
Terminal capitalization rate	7.0%	7.2%	6.5%	6.8%	n/a	n/a
Exit date	2032	2031	2032	2031	2029	2029

The following table presents the changes to the cost of the company’s renewable power generation assets:

(MILLIONS)	2012	2011
Balance at beginning of year	$6,149	$5,533
Additions, net of disposals	136	371
Acquisitions through business combinations	1,374	446
Foreign currency translation	(42)	(201)

Balance at end of year	$7,617	$6,149

As at December 31, 2012, the cost of generating facilities under development includes $8 million of capitalized costs (December 31, 2011 – $9 million).

The following table presents the changes to the accumulated fair value changes of the company’s power generation assets:

(MILLIONS)	2012	2011
Balance at beginning of year	$9,887	$7,804
Fair value changes	830	2,319
Foreign currency translation	(5)	(236)

Balance at end of year	$10,712	$9,887

The following table presents the changes to the accumulated depreciation of the company’s power generation assets:

(MILLIONS)	2012	2011
Balance at beginning of year	$(1,309)	$(894)
Depreciation expense	(489)	(453)
Foreign currency translation	1	38

Balance at end of year	$(1,797)	$(1,309)

b)	Utilities

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Cost	$3,201	$984
Accumulated fair value changes	214	49
Accumulated depreciation	(105)	(40)

Total	$3,310	$993

The company’s utilities assets are primarily comprised of power transmission and distribution networks, which are operated primarily under regulated rate base arrangements.

Utilities assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2012. The company determined fair value to be the current replacement cost.

The following table presents the changes to the cost of the company’s utilities assets:

(MILLIONS)	2012	2011
Balance at beginning of year	$984	$746
Additions, net of disposals	92	254
Acquisitions through business combinations	2,040	—
Foreign currency translation	85	(16)

Balance at end of year	$3,201	$984

120    BROOKFIELD ASSET MANAGEMENT

The following table presents the changes to the accumulated fair value changes of the company’s utilities assets:

(MILLIONS)	2012	2011
Balance at beginning of year	$49	$—
Fair value changes	165	49

Balance at end of year	$214	$49

The following table presents the changes to the accumulated depreciation of the company’s utilities assets:

(MILLIONS)	2012	2011
Balance at beginning of year	$(40)	$(23)
Depreciation expense	(63)	(24)
Foreign currency translation	(2)	7

Balance at end of year	$(105)	$(40)

c)	Transport and Energy

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Cost	$3,562	$2,346
Accumulated fair value changes	648	244
Accumulated depreciation	(196)	(76)

Total	$4,014	$2,514

Transport and energy assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2012. The company determined fair value to be the current replacement cost. The following table presents the changes to the cost of the company’s transport and energy assets:

(MILLIONS)	2012	2011
Balance at beginning of year	$2,346	$1,776
Additions, net of disposals	469	572
Acquisitions through business combinations	685	—
Foreign currency translation	62	(2)

Balance at end of year	$3,562	$2,346

The following table presents the changes to the accumulated fair value changes of the company’s transport and energy assets:

(MILLIONS)	2012	2011
Balance at beginning of year	$244	$(32)
Fair value changes	399	276
Foreign currency translation	5	—

Balance at end of year	$648	$244

The following table presents the changes to the accumulated depreciation of the company’s transport and energy assets:

(MILLIONS)	2012	2011
Balance at beginning of year	$(76)	$(17)
Depreciation expense	(118)	(62)
Foreign currency translation	(2)	3

Balance at end of year	$(196)	$(76)

d)	Sustainable Resources

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Cost	$1,426	$1,305
Accumulated fair value changes	(18)	(132)
Accumulated depreciation	(30)	(11)

Total	$1,378	$1,162

2012 ANNUAL REPORT    121

The following table presents the changes to the cost of the company’s sustainable resources property, plant and equipment assets:

(MILLIONS)	2012	2011
Balance at beginning of year	$1,305	$1,294
Additions, net of disposals	138	81
Foreign currency translation	(17)	(70)

Balance at end of year	$1,426	$1,305

Sustainable resources assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2012.

The following table presents the changes to the accumulated fair value changes of the company’s sustainable resources assets:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Balance at beginning of year	$(132)	$(224)
Fair value changes	142	99
Foreign currency translation	(28)	(7)

Balance at end of year	$(18)	$(132)

The following table presents the changes to the accumulated depreciation of the property, plant and equipment within the company’s sustainable resources business:

(MILLIONS)	2012	2011
Balance at beginning of year	$(11)	$(10)
Depreciation expense	(20)	(2)
Foreign currency translation	1	1

Balance at end of year	$(30)	$(11)

e)	Property

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Cost	$3,130	$640
Accumulated fair value changes	4	—
Accumulated depreciation	(166)	—

Total	$2,968	$640

The company’s property assets include hospitality assets accounted for under the revaluation model and the most recent date of revaluation was December 31, 2012. The company generally determines fair value for these assets by discounting the expected future cash flows using internal valuations. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included within its property operations:

(MILLIONS)	2012	2011
Balance at beginning of year	$640	$—
Additions, net of disposals	44	—
Acquisitions through business combinations	2,446	640

Balance at end of year	$3,130	$640

The following table presents the changes to the accumulated fair value changes of the company’s property, plant and equipment within its property operations:

(MILLIONS)	2012	2011
Balance at beginning of year	$—	$—
Fair value changes	4	—

Balance at end of year	$4	$—

122    BROOKFIELD ASSET MANAGEMENT

The following table presents the changes to the accumulated depreciation of the company’s property, plant and equipment within its property operations:

(MILLIONS)	2012	2011
Balance at beginning of year	$—	$—
Depreciation expense	(166)	—

Balance at end of year	$(166)	$—

f)	Private Equity and Other

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Cost	$3,887	$3,433
Accumulated fair value changes	(162)	(104)
Accumulated depreciation	(813)	(533)

Total	$2,912	$2,796

Private equity includes capital assets owned by the company’s investees held directly or consolidated through funds.

The company’s private equity assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated fair value changes. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in the company’s private equity and other operations:

(MILLIONS)	2012	2011
Balance at beginning of year	$3,433	$3,049
Additions, net of disposals	405	144
Acquisitions through business combinations	—	299
Foreign currency translation	49	(59)

Balance at end of year	$3,887	$3,433

The following table presents the changes to the accumulated fair value changes of the company’s property, plant and equipment within its private equity operations:

(MILLIONS)	2012	2011
Balance at beginning of year	$(104)	$(131)
Fair value changes	(58)	27

Balance at end of year	$(162)	$(104)

The following table presents the changes to the accumulated depreciation of the company’s other property, plant and equipment within its private equity operations:

(MILLIONS)	2012	2011
Balance at beginning of year	$(533)	$(351)
Depreciation expense	(283)	(197)
Foreign currency translation	3	15

Balance at end of year	$(813)	$(533)

11.	SUSTAINABLE RESOURCES

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Timber	$3,240	$3,119
Other agricultural assets	43	36

Total	$3,283	$3,155

The company held 1,438 million acres of consumable freehold timber at December 31, 2012 (December 31, 2011 – 1,441 million), of which approximately 850 million acres (December 31, 2011 – 849 million) were classified as mature and available for harvest.

2012 ANNUAL REPORT    123

The following table presents the change in the balance of standing timber and other agricultural assets:

(MILLIONS)	2012	2011
Balance at beginning of year	$3,155	$2,834
Additions, net of disposals	12	54
Fair value adjustments	352	527
Decrease due to harvest	(220)	(235)
Foreign currency changes	(16)	(25)

Balance at end of year	$3,283	$3,155

The carrying values are based on external appraisals that are completed annually. Key valuation assumptions include a weighted average discount and terminal capitalization rate of 6.2% (2011 – 6.6%) and an average terminal valuation date of 90 years (2011 – 75 years). Timber prices were based on a combination of forward prices available in the market and the price forecasts.

12.	INTANGIBLE ASSETS

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Cost	$6,109	$4,210
Accumulated amortization and impairment losses	(345)	(242)

Total	$5,764	$3,968

Intangible assets are allocated to the following cash generating units:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Property – Opportunity and finance	$460	$180
Renewable power	106	115
Utilities – Australian Coal Terminal	2,592	2,555
Transport and energy – Chilean toll road	1,421	—
Transport and energy – UK port operations	348	330
Private equity	280	282
Construction	371	386
Other	186	120

Net intangible assets	$5,764	$3,968

The following table presents the changes to the cost of the company’s intangible assets:

(MILLIONS)	2012	2011
Cost at beginning of year	$4,210	$3,969
Additions, net of disposals	(3)	60
Acquisitions through business combinations	1,916	204
Foreign currency translation	(14)	(23)

Cost at end of year	$6,109	$4,210

The following table presents the changes in the accumulated amortization and accumulated impairment losses of the company’s intangible assets:

(MILLIONS)	2012	2011
Accumulated amortization at beginning of year	$(242)	$(164)
Amortization	(124)	(82)
Foreign currency translation	21	4

Accumulated amortization at end of year	$(345)	$(242)

124    BROOKFIELD ASSET MANAGEMENT

The following table presents intangible assets by geography:

(MILLIONS)	2012	2011
United States	$614	$349
Canada	286	311
Australia	2,963	2,941
Brazil	32	35
Europe	448	332
Chile	1,421	—

	$5,764	$3,968

13.	GOODWILL

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Cost	$2,540	$2,652
Accumulated impairment losses	(50)	(45)

Total	$2,490	$2,607

Goodwill is allocated to the following cash generating units:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Construction	$840	$860
Sustainable resources – Western North America	591	591
Residential development – Brazil	373	420
Retail property – Brazil	138	150
Property services	102	142
Asset management	205	194
Other	241	250

Total	$2,490	$2,607

The following table presents the change in the balance of goodwill:

(MILLIONS)	2012	2011
Cost at beginning of year	$2,652	$2,561
Acquisitions through business combinations	60	144
Foreign currency translation and other	(172)	(53)

Cost at end of year	$2,540	$2,652

The following table reconciles accumulated impairment losses:

(MILLIONS)	2012	2011
Accumulated impairment at beginning of year	$(45)	$(15)
Impairment losses	(5)	(30)

Accumulated impairment at end of year	$(50)	$(45)

The following table presents goodwill by geography:

(MILLIONS)	2012	2011
United States	$819	$848
Canada	57	144
Australia	1,052	1,037
Brazil	518	578
Europe	28	—
Other	16	—

	$2,490	$2,607

2012 ANNUAL REPORT    125

14.	INCOME TAXES

The major components of income tax expense for the years ended December 31, 2012 and December 31, 2011 are set out below:

(MILLIONS)	2012	2011
Total current income tax	$135	$97

Deferred income tax expense/(recovery)
Origination and reversal of temporary differences	476	409
Recovery arising from previously unrecognized tax assets	(93)	(19)
Change of tax rates and imposition of new legislation	(2)	21

Total deferred income tax	381	411

Income taxes	$516	$508

The company’s Canadian domestic statutory income tax rate has decreased from 28% in 2011 to 26% in 2012 because of the decrease in Canadian tax rates. The company’s effective tax rate is different from the company’s domestic statutory income tax rate due to the differences set out below:

	2012	2011
Statutory income tax rate	26%	28%
Increase (reduction) in rate resulting from:
Portion of income not subject to tax	(1)	(6)
International operations subject to different tax rates	(9)	(11)
Change in tax rates on temporary differences	—	2
Recognition of deferred tax assets	(1)	(4)
Non-recognition of the benefit of current year’s tax losses	3	4
Other	(2)	—

Effective income tax rate	16%	13%

Deferred income tax assets and liabilities as at December 31, 2012 and December 31, 2011 relate to the following:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Non-capital losses (Canada)	$834	$771
Capital losses (Canada)	166	174
Losses (U.S.)	408	316
Losses (International)	705	493
Difference in basis	(6,868)	(5,461)

Total net deferred tax liability	$(4,755)	$(3,707)

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Deferred income tax assets	$1,664	$2,110
Deferred income tax liabilities	(6,419)	(5,817)

Total net deferred tax liabilities	$(4,755)	$(3,707)

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2012 is approximately $7 billion (December 31, 2011 – approximately $6 billion).

The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.

The dividend payment on certain preferred shares of the company results in the payment of cash taxes and the company obtaining a deduction based on the amount of these taxes.

126    BROOKFIELD ASSET MANAGEMENT

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
2013	$2	$4
2014	1	2
2015	2	17
After 2021	311	302
Do not expire	589	591

Total	$905	$916

The components of the income taxes in other comprehensive income for the years ended December 31, 2012 and December 31, 2011 are set out below:

	2012	2011
Revaluation of property, plant and equipment	$433	$283
Financial contracts and power sale agreements	5	(169)
Available-for-sale securities	10	(6)
Equity accounted investments	(10)	40
Foreign currency translation	(4)	(1)

Total deferred tax in other comprehensive income	$434	$147

15.	ACCOUNTS PAYABLE AND OTHER

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Accounts payable	$7,183	$5,342
Other liabilities	4,416	3,924

Total	$11,599	$9,266

The current and non-current balances of accounts payable and other liabilities are as follows:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Current	$6,192	$5,495
Non-current	5,407	3,771

Total	$11,599	$9,266

Included in accounts payable and other liabilities are $2,388 million (2011 – $2,020 million) of accounts payable and other liabilities related to the company’s residential development operations. Accounts payable and other liabilities also includes $418 million (2011 – $539 million) of insurance deposits, claims and other liabilities incurred by the company’s insurance subsidiaries.

2012 ANNUAL REPORT    127

16.	CORPORATE BORROWINGS

(MILLIONS)	Maturity	Annual Rate	Currency	Dec. 31, 2012	Dec. 31, 2011
Term debt
Public – U.S.	Jun. 15, 2012	7.13%	US$	$—	$350
Private – U.S.	Oct. 23, 2012	6.40%	US$	—	75
Private – U.S.	Oct. 23, 2013	6.65%	US$	75	75
Private – Canadian	Apr. 30, 2014	6.26%	C$	27	29
Private – Canadian	Jun. 2, 2014	8.95%	C$	151	489
Public – Canadian	Sept. 8, 2016	5.20%	C$	302	294
Public – U.S.	Apr. 25, 2017	5.80%	US$	239	240
Public – Canadian	Apr. 25, 2017	5.29%	C$	252	245
Public – Canadian	Apr. 9, 2019	3.95%	C$	428	—
Public – Canadian	Mar. 1, 2021	5.30%	C$	353	343
Public – Canadian	Mar. 31, 2023	4.54%	C$	428	—
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250
Public – Canadian	Jun. 14, 2035	5.95%	C$	302	293

				2,807	2,683
Commercial paper and bank borrowings		1.34%	US$/C$/£	744	1,042
Deferred financing costs[1]				(25)	(24)

Total				$3,526	$3,701

1.	Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method

Corporate borrowings have a weighted average interest rate of 4.7% (2011 – 5.2%), and include $2,679 million (2011 – $2,142 million) repayable in Canadian dollars of C$2,658 million (2011 – C$2,187 million) and $165 million (2011 – $158 million) repayable in British pounds of £102 million (2011 – £102 million).

17.	NON-RECOURSE BORROWINGS

a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Asset Management and Other Services	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate/ Unallocated	Total
2013	$27	$2,279	$532	$668	$903	$10	$4,419
2014	30	5,763	536	1,898	642	—	8,869
2015	294	1,060	110	410	401	—	2,275
2016	—	2,229	132	493	941	—	3,795
2017	—	2,674	497	23	30	—	3,224
Thereafter	—	4,704	2,540	3,529	293	—	11,066

Total – Dec. 31, 2012	$351	$18,709	$4,347	$7,021	$3,210	$10	$33,648

Total – Dec. 31, 2011	$439	$15,696	$4,197	$4,802	$3,174	$107	$28,415

The current and non-current balances of property-specific mortgages are as follows:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Current	$4,419	$3,292
Non-current	29,229	25,123

Total	$33,648	$28,415

128    BROOKFIELD ASSET MANAGEMENT

Property-specific mortgages by currency include the following:

(MILLIONS)	Dec. 31, 2012	Local Currency		Dec. 31, 2011	Local Currency
U.S. dollars	$17,783	US$	17,783	$14,211	US$	14,211
Australian dollars	4,939	A$	4,751	5,406	A$	5,297
Canadian dollars	4,552	C$	4,517	4,148	C$	4,236
Brazilian reais	3,232	R$	6,604	3,445	R$	6,419
British pounds	2,093	£	1,288	1,198	£	770
Chilean unidad de fomento	754	CLF$	16	—	CLF$	—
Colombian pesos	179	COP$	316,127	—	COP$	—
New Zealand dollars	109	N$	131	—	N$	—
European Union euros	7	€$	4	7	€$	5

Total	$33,648			$28,415

b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity and Residential Development	Corporate/ Unallocated	Total
2013	$874	$—	$10	$155	$—	$1,039
2014	574	268	4	181	—	1,027
2015	25	—	—	233	1,130	1,388
2016	—	302	544	60	—	906
2017	200	—	406	528	—	1,134
Thereafter	223	1,202	3	663	—	2,091

Total – Dec. 31, 2012	$1,896	$1,772	$967	$1,820	$1,130	$7,585

Total – Dec. 31, 2011	$743	$1,323	$116	$1,271	$988	$4,441

The current and non-current balances of subsidiary borrowings are as follows:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Current	$1,039	$499
Non-current	6,546	3,942

Total	$7,585	$4,441

Subsidiary borrowings by currency include:

(MILLIONS)	Dec. 31, 2012	Local Currency		Dec. 31, 2011	Local Currency
U.S. dollars	$4,113	US$	4,113	$2,475	US$	2,475
Canadian dollars	2,569	C$	2,549	1,492	C$	1,524
Australian dollars	882	A$	849	359	A$	352
Brazilian reais	21	R$	43	2	R$	4
New Zealand dollars	—	N$	—	113	N$	145

Total	$7,585			$4,441

18.	CAPITAL SECURITIES

Capital securities are preferred shares that are classified as liabilities and consist of the following:

(MILLIONS)	Note		Dec. 31, 2012	Dec. 31, 2011
Corporate preferred shares	(a	)	$325	$656
Subsidiary preferred shares	(b	)	866	994

Total			$1,191	$1,650

2012 ANNUAL REPORT    129

a)	Corporate Preferred Shares

Corporate preferred shares consist of the company’s Class A Preferred Shares as follows:

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Currency	Dec. 31, 2012	Dec. 31, 2011
Class A preferred shares
Series 10	—	5.75%	C$	$—	$245
Series 11	—	5.50%	C$	—	99
Series 12	7,000,000	5.40%	C$	176	171
Series 21	6,000,000	5.00%	C$	151	147
Deferred financing costs				(2)	(6)

Total				$325	$656

Subject to approval of the Toronto Stock Exchange, the Class A, Series 12 and 21 preferred shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting Shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of either the company or the holder, at any time after the following dates:

	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Class A preferred shares
Series 12	Mar. 31, 2014	Mar. 31, 2014	Mar. 31, 2018
Series 21	Jun. 30, 2013	Jun. 30, 2013	Jun. 30, 2013

b)	Subsidiary Preferred Shares

Subsidiary preferred shares are composed of Brookfield Office Properties Class AAA preferred shares as follows:

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Currency	Dec. 31, 2012	Dec. 31, 2011
Class AAA preferred shares
Series F	8,000,000	6.00%	C$	$202	$196
Series G	4,400,000	5.25%	US$	110	110
Series H	8,000,000	5.75%	C$	202	196
Series I	—	5.20%	C$	—	150
Series J	8,000,000	5.00%	C$	202	196
Series K	6,000,000	5.20%	C$	151	148
Deferred financing costs				(1)	(2)

Total				$866	$994

The subsidiary preferred shares are redeemable at the option of either the issuer or the holder, at any time after the following dates:

	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Class AAA preferred shares
Series F	Sept. 30, 2009	Sept. 30, 2009	Mar. 31, 2013
Series G	Jun. 30, 2011	Jun. 30, 2011	Sept. 30, 2015
Series H	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2015
Series J	Jun. 30, 2010	Jun. 30, 2010	Dec. 31, 2014
Series K	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2016

130    BROOKFIELD ASSET MANAGEMENT

19.	INTERESTS OF OTHERS IN CONSOLIDATED FUNDS

Interests of others in consolidated funds is classified outside of equity and is comprised of the following:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Limited life funds	$352	$273
Redeemable fund units	73	60

	$425	$333

20.	EQUITY

Equity is comprised of the following:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Preferred equity	$2,901	$2,140
Non-controlling interests	23,190	18,516
Common equity	18,160	16,743

	$44,251	$37,399

a)	Preferred Equity

Preferred equity represents perpetual preferred shares and consists of the following:

			Issued and Outstanding
(MILLIONS, EXCEPT SHARE INFORMATION)	Rate		2012	2011	Dec. 31, 2012	Dec. 31, 2011
Class A preferred shares
Series 2	70% P		10,465,100	10,465,100	$169	$169
Series 4	70% P/8.5%		2,800,000	2,800,000	45	45
Series 8	Variable up to P		1,652,394	1,652,394	29	29
Series 9	3.80%		2,347,606	2,347,606	35	35
Series 13	70% P		9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p.	[1]	2,000,000	2,000,000	42	42
Series 17	4.75%		8,000,000	8,000,000	174	174
Series 18	4.75%		8,000,000	8,000,000	181	181
Series 22	7.00%		12,000,000	12,000,000	274	274
Series 24	5.40%		11,000,000	11,000,000	269	269
Series 26	4.50%		10,000,000	10,000,000	245	245
Series 28	4.60%		9,400,000	9,400,000	235	235
Series 30	4.80%		10,000,000	10,000,000	247	247
Series 32	4.50%		12,000,000	—	304	—
Series 34	4.20%		10,000,000	—	256	—
Series 36	4.85%		8,000,000	—	201	—

Total					$2,901	$2,140

1.	Rate determined in a quarterly auction

P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B Limited Voting Shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

b)	Non-controlling interests

Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Common equity	$20,836	$16,689
Preferred equity	2,354	1,827

Total	$23,190	$18,516

2012 ANNUAL REPORT    131

c)	Common Equity

The company’s common equity is comprised of the following:

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Common shares	$2,855	$2,816
Contributed surplus	149	125
Retained earnings	6,807	5,982
Ownership changes	487	475
Accumulated other comprehensive income	7,862	7,345

Common equity	$18,160	$16,743

The company is authorized to issue an unlimited number of Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A Limited Voting Common Shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B Limited Voting Common Shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B Limited Voting Shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of Limited Voting shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of Limited Voting shares are diluted.

The holders of Class A Limited Voting Shares received dividends of $0.55 per share (2011 – $0.52 per share) and holders of Class B shares received dividends of $0.55 per share (2011 – $0.52 per share).

The number of shares issued and outstanding and unexercised options at December 31, 2012 and December 31, 2011 are as follows:

	Dec. 31, 2012	Dec. 31, 2011
Class A Limited Voting Shares	619,514,229	619,203,649
Class B Limited Voting Shares	85,120	85,120

Shares outstanding[1]	619,599,349	619,288,769
Unexercised options[2]	38,402,078	37,873,841

Total diluted Limited Voting shares	658,001,427	657,162,610

1.	Net of 5,450,000 (2011 – 3,200,000) Class A Limited Voting Shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan

The authorized common share capital consists of an unlimited number of Limited Voting shares. Limited Voting shares issued and outstanding changed as follows:

	Dec. 31, 2012	Dec. 31, 2011
Outstanding at beginning of year	619,288,769	577,663,693
Shares issued (repurchased)
Dividend reinvestment plan	230,916	128,600
Management share option plan[1]	2,507,639	2,545,776
Repurchases	(2,569,272)	(6,144,300)
Issuances	141,297	45,095,000

Outstanding at end of year[2]	619,599,349	619,288,769

1.	Includes management share option plan and restricted stock plan
2.	Net of 5,450,000 (2011 – 3,200,000) Class A Limited Voting Shares held by the company to satisfy long-term compensation agreements

132    BROOKFIELD ASSET MANAGEMENT

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Net income attributable to shareholders	$1,380	$1,957
Preferred share dividends	(129)	(106)

Net income available to shareholders – basic	1,251	1,851
Capital securities dividends[1]	25	38

Net income available for shareholders – diluted	$1,276	$1,889

Weighted average – common shares	618.9	616.2
Dilutive effect of the conversion of options using treasury stock method	12.1	10.8
Dilutive effect of the conversion of capital securities[1,2]	18.0	26.0

Common shares and common share equivalents	649.0	653.0

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 10 and 11 shares were redeemed by the company during 2012

2.	The number of shares is based on 95% of the quoted market price at year-end

ii.	Stock-Based Compensation

The expense recognized for stock-based compensation is summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Expense arising from equity-settled share-based payment transactions	$59	$46
Expense (income) arising from cash-settled share-based payment transactions	144	(54)

Total expense/(income) arising from share-based payment transactions	203	(8)
Effect of hedging program	(136)	75

Total expense included in consolidated results	$67	$67

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2012 or 2011.

Management Share Option Plan

Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A Limited Voting Shares. The exercise price is equal to the market price at the grant date.

The changes in the number of options during 2012 and 2011 were as follows:

	Number of Options (000’s)[1]	Weighted Average Exercise Price		Number of Options (000’s)[2]	Weighted Average Exercise Price
Outstanding at January 1, 2012	26,995	C$	21.31	10,879	US$	25.45
Granted	—		—	3,615		31.35
Exercised	(2,380)		14.97	(128)		24.80
Cancelled	(96)		30.28	(238)		29.24
Converted[3]	(944)		9.37	—		—

Outstanding at December 31, 2012	23,575	C$	22.40	14,128	US$	26.90

1.	Options to acquire TSX listed Class A Limited Voting Shares
2.	Options to acquire NYSE listed Class A Limited Voting Shares
3.	Options converted into restricted shares at maturity

2012 ANNUAL REPORT    133

	Number of Options (000’s)[1]	Weighted Average Exercise Price		Number of Options (000’s)[2]	Weighted Average Exercise Price
Outstanding at January 1, 2011	29,636	C$	20.48	8,765	US$	23.39
Granted	—		—	2,727		32.38
Exercised	(2,520)		11.39	(37)		23.18
Cancelled	(121)		23.18	(576)		27.02

Outstanding at December 31, 2011	26,995	C$	21.31	10,879	US$	25.45

1.	Options to acquire TSX listed Class A Limited Voting Shares
2.	Options to acquire NYSE listed Class A Limited Voting Shares

The cost of the options granted during the year was determined using the Black-Scholes model of valuation, with inputs to the model as follows:

	Unit	2012	2011
Weighted average share price	US$	31.35	32.38
Weighted average fair value per share	US$	6.54	7.92
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	32.6	33.8
Liquidity discount	%	25.0	25.0
Weighted average annual dividend yield	%	1.8	1.6
Risk-free rate	%	1.4	2.8

1.	Share price volatility was determined based on historical share prices over a similar period to the average term to exercise

At December 31, 2012, the following options to purchase Class A Limited Voting Shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted Average Remaining Life	Vested	Unvested	Total
C$8.72 – C$8.83	0.1 years	1,071	—	1,071
C$13.37 – C$19.03	5.2 years	7,043	3,768	10,811
C$20.21 – C$30.22	2.7 years	6,252	129	6,381
C$31.62 – C$46.59	4.7 years	4,771	541	5,312
US$23.18 – US$35.06	7.9 years	3,713	10,415	14,128

		22,850	14,853	37,703

At December 31, 2011, the following options to purchase Class A Limited Voting shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted Average Remaining Life	Vested	Unvested	Total
C$8.51 – C$9.76	0.7 years	3,120	—	3,120
C$13.37 – C$19.03	6.2 years	5,679	5,706	11,385
C$20.21 – C$30.22	3.7 years	6,919	158	7,077
C$31.62 – C$46.59	5.7 years	3,751	1,662	5,413
US$23.18 – US$32.61	8.4 years	1,636	9,243	10,879

		21,105	16,769	37,874

Restricted Share Unit Plan

The Restricted Share Unit Plan provides for the issuance of the Deferred Share Units (“DSUs”), as well as Restricted Share Units (“RSUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between

134    BROOKFIELD ASSET MANAGEMENT

the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2012 was $436 million (December 31, 2011 – $295 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2012, including those of operating subsidiaries, totalled $8 million (2011 – $21 million), net of the impact of hedging arrangements.

The change in the number of DSUs and RSUs during 2012 and 2011 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2012	7,255	8,030	C$	13.56
Granted and reinvested	430	—		—
Exercised and cancelled	(238)	—		—

Outstanding at December 31, 2012	7,447	8,030	C$	13.56

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2011	6,531	8,030	C$	13.56
Granted and reinvested	834	—		—
Exercised	(110)	—		—

Outstanding at December 31, 2011	7,255	8,030	C$	13.56

The fair value of DSUs is equal to the traded price of the company’s common shares.

The fair value of RSUs was determined using the Black-Scholes model of valuation with inputs to the model as follows:

	Unit	Dec. 31, 2012	Dec. 31, 2011
Share price on date of measurement	C$	36.44	28.04
Weighted average exercise price	C$	13.56	13.56
Term to exercise	Years	9.2	10.2
Share price volatility	%	24.11	23.93
Weighted average of expected annual dividend yield	%	1.4	1.9
Risk-free rate	%	2.2	2.3
Weighted average fair value of a unit	C$	21.47	13.64

Escrowed Stock Plan

The Escrowed Stock Plan (the “ES Plan”) provides executives with increased indirect ownership of Class A Limited Voting Shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own the company’s Class A Limited Voting Shares. The Class A Limited Voting Shares are purchased on the open market with the purchase cost funded with the proceeds from preferred shares issued to the company. The ES shares vest on, and must be held until, the fifth anniversary of the grant date. At a date no less than five years, and no more than ten years, from the grant date, all outstanding ES Shares will be exchanged for Class A Limited Voting Shares issued by the company, based on the market value of Class A Limited Voting Shares at the time of the exchange.

During 2012, 2.25 million Class A Limited Voting Shares were purchased in respect of ES Shares granted to executives under the ES Plan (2011 – 2.4 million Class A Limited Voting Shares). For the year ended December 31, 2012, the total expense incurred with respect to the ES Plan totalled $6.3 million (December 31, 2011 – $3.5 million).

2012 ANNUAL REPORT    135

The cost of the escrowed shares granted during the year was determined using the Black-Scholes model of valuation with inputs to the model as follows:

	Unit	2012	2011
Weighted average share price	US$	31.35	32.38
Weighted average fair value per share	US$	6.05	7.35
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	32.6	33.8
Liquidity discount	%	30.0	30.0
Weighted average annual dividend yield	%	1.8	1.6
Risk-free rate	%	1.4	2.8

1.	Share price volatility was determined based on historical share prices over a similar period to the term exercise

Restricted Stock Plan

The Restricted Stock Plan awards executives with Class A Limited Voting Shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus which may vest immediately. Vested and unvested Restricted Shares must be held until the fifth anniversary of the award date. Holders of vested Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

During 2012, Brookfield granted 456,497 Class A Limited Voting Shares pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $8.5 million (2011 – $nil) within compensation expense. In addition, Brookfield exchanged 943,625 fully vested, in-the-money options of certain executives for 676,600 Class A Limited Voting Shares under the Restricted Stock Plan.

21.	DIRECT COSTS

Direct costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes and are primarily related to cost of goods sold and compensation. The following table lists direct costs for 2012 and 2011 by nature:

(MILLIONS)	2012	2011
Cost of sales	$10,996	$9,663
Compensation	822	575
Selling, general and administrative expenses	528	456
Taxes and other	1,563	1,212

	$13,909	$11,906

22.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2012	2011
Investment property	$1,276	$1,477
Sustainable resources	132	292
Power contracts	9	54
Redeemable units	(11)	(376)
Interest rate contracts	(81)	(64)
Private equity	(119)	(74)
Other	(56)	77

	$1,150	$1,386

23.	DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

136    BROOKFIELD ASSET MANAGEMENT

The aggregate notional amount of the company’s derivative positions at December 31, 2012 and December 31, 2011 is as follows:

(MILLIONS)	Note	Dec. 31, 2012	Dec. 31, 2011
Foreign exchange	(a)	$6,159	$4,358
Interest rates	(b)	18,671	13,882
Credit default swaps	(c)	865	970
Equity derivatives	(d)	1,112	650

		$26,807	$19,860

Commodity instruments	(e)
Energy (GWh)		73,902	77,553
Natural gas (MMBtu – 000’s)		41,922	22,868

a)	Foreign Exchange

The company held the following foreign exchange contracts with notional amounts at December 31, 2012 and December 31, 2011.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Foreign exchange contracts
Canadian dollars	$1,089	$802	$0.99	1.02
British pounds	752	588	1.60	1.56
European Union euros	199	337	1.28	1.31
Australian dollars	894	276	1.03	1.01
New Zealand dollars	321	218	0.77	0.77
Japanese yen	5	53	86.79	81.05
Brazilian reais	2	183	2.08	1.84
Cross currency interest rate swaps
Australian dollars	895	612	1.00	1.00
Canadian dollars	655	223	0.89	0.79
Japanese yen	98	98	75.47	75.47
Brazilian reais	66	73	1.81	1.81
Foreign exchange options
Brazilian reais	219	322	1.50	1.51
Australian dollars	416	128	1.05	1.05
Japanese yen	548	—	79.25	—
Canadian dollars	—	441	—	1.13
Foreign currency futures
U.S. dollars	—	2	—	1.01
European Union euros	—	2	—	1.31

	$6,159	$4,358

Included in net income are unrealized net losses on foreign currency derivative balances amounting to $2 million (2011 – net loss of $32 million) and included in the cumulative translation adjustment account in other comprehensive income are losses in respect of foreign currency contracts entered into for hedging purposes amounting to $45 million (2011 – net gain of $133 million).

b)	Interest Rates

At December 31, 2012, the company held interest rate swap contracts having an aggregate notional amount of $1,351 million (2011 – $1,098 million), bond forwards having an aggregate notional of $ nil (2011 – $295 million), and interest rate swaptions with an aggregate notional amount of $263 million (2011 – $211 million). The company’s subsidiaries held interest rate swap contracts with an aggregate notional amount of $11,636 million (2011 – $9,780 million). The company’s subsidiaries held interest rate cap contracts with an aggregate notional amount of $4,951 million (2011 – $2,374 million), bond forwards with an aggregate notional value of $471 million (2011 – $nil), and interest rate futures with an aggregate notional value of $nil (2011 – $124 million).

2012 ANNUAL REPORT    137

c)	Credit Default Swaps

As at December 31, 2012, the company held credit default swap contracts with an aggregate notional amount of $865 million (2011 – $970 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company is entitled to receive payments in the event of a predetermined credit event for up to $815 million (2011 – $830 million) of the notional amount and could be required to make payments in respect of $50 million (2011 – $140 million) of the notional amount.

d)	Equity Derivatives

At December 31, 2012, the company and its subsidiaries held equity derivatives with a notional amount of $1,112 million (2011 – $650 million) which includes $600 million (2011 – $463 million) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year-end.

e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements.

Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2012 and 2011 as either: cash flow hedges, net investment hedges or fair value hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2012			2011
YEARS ENDED DECEMBER 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$14,872	$(36)	$(80)	$10,598	$(850)	$37
Net investment hedges	1,787	(45)	—	1,194	133	—
Fair value hedges	—	—	—	472	(6)	—

	$16,659	$(81)	$(80)	$12,264	$(723)	$37

1.	Notional amount does not include 41,732 GWh and 42,837 GWh of commodity derivatives at December 31, 2012 and December 31, 2011, respectively

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2012 and 2011, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2012	Unrealized Losses During 2012	Net Change During 2012	Net Change During 2011
Foreign exchange derivatives	$39	$(85)	$(46)	$137
Interest rate derivatives
Interest rate swaps	69	(256)	(187)	(636)
Bond forwards	1	—	1	(23)
Interest rate caps	—	(1)	(1)	—
Interest rate swaptions	—	(5)	(5)	2

	70	(262)	(192)	(657)
Credit default swaps	—	(16)	(16)	4
Equity derivatives	223	—	223	(88)
Commodity derivatives	98	(116)	(18)	(361)

	$430	$(479)	$(49)	$(965)

138    BROOKFIELD ASSET MANAGEMENT

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2012 and the comparative notional amounts at December 31, 2011, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	Dec. 31, 2012				Dec. 31, 2011
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$2,584	$210	$—	$2,794	$2,254
Interest rate derivatives
Interest rate swaps	182	656	481	1,319	1,076
Interest rate swaptions	132	131	—	263	211
Interest rate caps	3,218	581	12	3,811	2,325
Interest rate futures	—	—	—	—	124

	3,532	1,368	493	5,393	3,736
Credit default swaps	—	865	—	865	970
Equity derivatives	227	357	512	1,096	636

	$6,343	$2,800	$1,005	$10,148	$7,596

Commodity instruments
Energy (GWh)	20,313	9,491	2,367	32,171	34,716
Natural gas (MMBtu – 000’s)	30,802	3,474	7,646	41,922	22,868

Elected for hedge accounting
Foreign exchange derivatives	$1,815	$655	$895	$3,365	$2,104
Interest rate derivatives
Interest rate swaps	3,265	7,370	1,032	11,667	9,802
Bond forwards	471	—	—	471	295
Interest rate caps	801	339	—	1,140	49

	4,537	7,709	1,032	13,278	10,146
Equity derivatives	—	16	—	16	14

	$6,352	$8,380	$1,927	$16,659	$12,264

Commodity instruments
Energy (GWh)	3,233	10,185	28,313	41,731	42,837

24.	MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.

Financial instruments held by the company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts.

Interest Rate Risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

2012 ANNUAL REPORT    139

The company’s assets largely consist of long duration interest sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50 basis-point increase in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding decrease in net income before tax of $50 million (2011 – $33 million) on an annualized basis.

Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting together with changes in the value of available-for-sale financial instruments are recorded in other comprehensive income. The impact of a 10 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $12 million (2011 – $3 million) and an increase in other comprehensive income of $57 million (2011 – $52 million), before tax for the year ended December 31, 2012.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $10 million (2011 – $3 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to hedge the net investment in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $55 million (2011 – $42 million) as at December 31, 2012, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that hedge of compensation arrangements, would have decreased net income by $90 million (2011 – $63 million) and decreased other comprehensive income by $7 million (2011 – $7 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $30 million (2011 – $22 million). This increase would be offset by a $30 million (2011 – $23 million) change in value of the associated equity derivatives of which $29 million (2011 – $22 million) would offset the above mentioned increase in compensation expense and the remaining $1 million (2011 – $1 million) would be recorded in other comprehensive income.

The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2012 by approximately $70 million (2011 – decrease of $44 million) and decreased other comprehensive income by $21 million (2011 – $20 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with a total notional amount of $865 million (2011 – $970 million) at December 31, 2012. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10 basis-point increase in the credit spread of the underlying reference assets would have increased net income by $3 million (2011 – $3 million) for the year ended December 31, 2012, prior to taxes.

b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial

140    BROOKFIELD ASSET MANAGEMENT

instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.

c)	Liquidity Risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.

25.	CAPITAL MANAGEMENT

The capital of the company consists of the components of equity in the company’s consolidated balance sheet (i.e., common and preferred equity) as well as the company’s capital securities, which consist of corporate preferred shares that are convertible into common shares at the option of either the holder or the company. As at December 31, 2012, the recorded values of these items in the company’s consolidated financial statements totalled $21.4 billion (2011 – $19.5 billion).

The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment-grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary obligations that are guaranteed by the company or are otherwise considered corporate in nature, totalled $4.7 billion based on carrying values at December 31, 2012 (2011 – $4.7 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2012 was 17% (2011 – 18%).

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific financings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2012 and 2011. The company and its consolidated entities are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

26.	POST-EMPLOYMENT BENEFITS

The company offers pension and other post employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2012 was $23 million (2011 – $19 million). The discount rate used was 5% (2011 – 5%) with an increase in the rate of compensation of 3% (2011 – 3%) and an investment rate of 6% (2011 – 6%).

(MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Plan assets	$1,141	$1,093
Less accrued benefit obligation:
Defined benefit pension plan	(1,291)	(1,123)
Other post-employment benefits	(51)	(24)

Net liability	(201)	(54)
Less: net actuarial losses	39	29

Accrued benefit liability	$(162)	$(25)

2012 ANNUAL REPORT    141

27.	JOINT OPERATIONS

The following amounts represent the company’s proportionate interest in jointly controlled assets that are proportionately consolidated in the company’s accounts:

AS AT AND FOR THE YEARS ENDED (MILLIONS)	Dec. 31, 2012	Dec. 31, 2011
Current assets	$56	$60
Long-term assets	3,057	2,433

Total assets	3,113	2,493

Current liabilities	315	130
Long-term liabilities	824	697

Total liabilities	1,139	827

Net assets	$1,974	$1,666

Revenues	$323	$227
Expenses	(202)	(153)
Fair value changes	216	68

Net income	$337	$142

28.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Related parties include subsidiaries, associates, joint arrangements, key management personnel, the Board of Directors (Directors), immediate family members of key management personnel and Directors, and entities which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

b)	Key management personnel and Directors

Key management personnel are those individuals that have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly and consist of the company’s Senior Managing Partners. The company’s Directors do not plan, direct, or control the activities the company directly, they provide oversight over the business.

The remuneration of Directors and other key management personnel of the company during the years ended December 31, 2012 and 2011 was as follows:

(MILLIONS)	2012	2011
Salaries, incentives and short-term benefits	$21	$15
Share-based payments	29	25

	$50	$40

The remuneration of Directors and key executives is determined by the Compensation Committee having regard to the performance of individuals and market funds.

c)	Related Party Transactions

In the normal course of operations, the company executes transactions on market terms with related parties, which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.

In December 2012, Brookfield Residential Properties Inc. (“BRP”), the company’s 69% owned North American land developer and homebuilder, repaid its C$480 million loan to Brookfield Office Properties Inc. (“BPO”), using the proceeds from the completion of an equity offering of approximately $233 million and a senior unsecured debt offering of $ 600 million. The company subscribed for $111 million of BRP’s equity offering. BRP paid $35 million of interest to BPO during the year ended December 31, 2012 (2011 – $26 million). BPO sold its previously held Canadian residential land development operations to BRP in March 2011 for proceeds of $500 million and provided C$480 million of bridge financings as part of the transaction. The transaction was measured at exchange value.

In October 2012, the company agreed to sell its directly held 10% investment in its South American transmission operations to Brookfield Infrastructure Partners L.P for proceeds of $235 million, subject to satisfaction of customary conditions. The purchase was completed in January 2013 with an effective date of October 1, 2012. The transaction was measured at fair value, as determined by an external appraiser, which approximated the company’s carrying value of the investment and, as a result, no gain or loss was recorded on the transaction.

142    BROOKFIELD ASSET MANAGEMENT

In November 2011, the company completed the combination of its indirectly held wholly-owned renewable power assets and its 34% owned Brookfield Renewable Power Fund, to form Brookfield Renewable Energy Partners L.P. (“BREP”). As part of the combination, the company amended certain power purchase and sale agreements between a wholly-owned subsidiary and BREP to adjust the price of electricity purchased. Additionally, a wholly-owned subsidiary of the company entered into an Energy Revenue Agreement with BREP, whereby the company indirectly guarantees the price for energy delivered by certain power generating facilities in the United States at a price of $75 per MWh adjusted annually by an inflation factor.

The following table lists the related party balances included within the Consolidated Financial Statements as at and for the years ended December 31, 2012 and 2011:

(MILLIONS)	2012	2011
Financial assets	$406	$177
Investment and other income, net of interest expense	111	12
Management fees received	20	20

29.	OTHER INFORMATION

a)	Commitments, Guarantees and Contingencies

In the normal course of business, the company and its subsidiaries enter into contractual obligations which include commitments to provide bridge financing, letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. At the end of 2012, the company and its subsidiaries had $2,731 million (2011 – $1,363 million) of such commitments outstanding of which $297 million (2011 – $300 million) is included in accounts payable and other liabilities in the consolidated balance sheets.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases, the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint ventures, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

The company has up to $4 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

2012 ANNUAL REPORT    143

b)	Insurance

The company conducts insurance operations as part of its activities. As at December 31, 2012, the company held insurance assets of $206 million (2011 – $393 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2012, net underwriting losses on reinsurance operations were $59 million (2011 – $7 million) representing $5 million (2010 – $22 million) of premium and other revenues offset by $64 million (2011 – $29 million) of reserves and other expenses.

c)	Supplemental Cash Flow Information

Cash flow from operating activities includes cash taxes paid of $273 million (2011 – $282 million) and cash interest paid of $2,235 million (2011 – $1,798 million). Sustaining capital expenditures in the company’s renewable power generating operations were $55 million (2011 – $66 million), in its property operations were $97 million (2011 – $106 million) and in its infrastructure operations were $79 million (2011 – $92 million).

Included in cash and cash equivalents is $2,096 million (December 31, 2011 – $1,396 million) of cash and $748 million of short-term deposits at December 31, 2012 (December 31, 2011 – $631 million).

d)	Revenue

The company’s revenues include $12,442 million (2011 – $10,909 million) from the sale of goods, $5,764 million (2011 – $4,674 million) from the rendering of services and $491 million (2011 – $338 million) from other activities.

e)	Subsequent Event

On March 15, 2013, the company declared a special dividend of units of a newly created company, Brookfield Property Partners L.P. (“BPY”), to the holders of the company’s Class A and Class B Limited Voting Shares. The special dividend will be payable on April 15, 2013 to the Class A and Class B Limited shareholders of record as of March 26, 2013 and will consist of 0.0574 units of BPY for each Class A or Class B Limited Voting Share of the company. BPY has an initial value of approximately $12 billion based on the IFRS carrying values of the assets and liabilities contributed by the company, and represent virtually all of the assets and liabilities within the company’s property segment.

144    BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

2012 ANNUAL REPORT    145

CORPORATE SOCIAL RESPONSIBILITY

At Brookfield, our goal is to generate superior returns over the long term. That approach to the long term shapes our commitment to corporate social responsibility in the same way that it dictates our focus on high-quality, long life assets. At Brookfield, we believe that sustainable development and the pursuit of shareholder value are complementary. We understand that our future success is tied to the quality of the environment and the well-being of the communities in which our clients, employees and shareholders live and work. Management and the Board of Directors consider our corporate social responsibilities to be a high priority and strive for excellence in environmental, safety and economic performance throughout our operations. Our social responsibility activities are broadly focused on four themes:

•	Sustainable Growth

•	Employee Health and Safety

•	Community Engagement

•	Corporate Governance

Sustainable Growth

We are committed to being responsible investors, across our portfolio. We have over $175 billion of assets under management and more than a century of experience as business operators, and have developed expertise in areas such as energy and water conservation, reduction of greenhouse gas emissions, recycling, wildlife preservation, timber reforestation and erosion control. We pursue innovative programs and systems that foster environmental responsibility across all of our operations. Our leadership in sustainable business practices was recognized during the past year by a number of independent industry organizations.

As a leading global commercial property investor, we are committed to continuous improvement of our environmental performance. Our sustainability strategy is founded on three principles:

•	Develop, operate and renovate properties to achieve maximum efficiency

•	Adopt innovative environmental strategies to achieve best-in-industry performance

•	Seek best-in-class environmental certification to foster a culture of sustainability

Sustainability is a priority for our tenants, and as landlords, our goal is to exceed their expectations. We know that shrinking the environmental footprint in our buildings, and cutting back on energy, water and waste will have a positive effect on the financial performance of our assets. Last year, our property operations received awards for sustainability initiatives, including the ‘Leader in the Light’ award from industry leader NAREIT for superior sustainability performance.

Within our $85 billion, 245 million square foot global office and retail portfolio, we secured 16 new Leadership in Energy and Environmental (LEED) certifications in 2012 for our office properties in North America, and are now LEED certified in 37 properties or 58% of our portfolio, measured as a percentage of the sq/ft that we own and operate in North America. We have made a commitment to build all new ground-up developments to a minimum standard of LEED Gold. In addition, our properties have met or exceeded recognized environmental standards in South America, Australia and Europe.

Our $19 billion power portfolio represents one of the world’s largest collections of renewable power facilities, with 176 hydro stations and seven wind farms on two continents. In an average year, our plants generate enough clean power to supply approximately 2 million homes. Our ability to produce energy during peak periods, and conserve water during off-peak hours, meets an important social need, as we deliver clean power when demand is at its highest.

In addition to producing carbon-free clean power, our renewable power operations meet or exceed sustainability standards set by leading industry groups, such as the Canadian Electricity Association and the U.S. Low Impact Hydropower Institute. In 2012, Corporate Knights magazine cited our renewable power group as one of Canada’s leading “Cleantech” companies.

Our $27 billion infrastructure operations include 2.6 million acres of timberland, one of the largest private holdings of forest land in North and South America, along with 480,000 acres of farmland in Brazil. These trees and crops offset greenhouse gas emissions by capturing and storing carbon dioxide, and are a truly renewable resource. In managing our timber and agricultural portfolio, we focus on sustainable harvest levels, and meet both our own internal standards and regulations set down in more than 30 government statutes.

Our timber practices meet or exceed measures set under the U.S. Sustainable Forestry Initiative (SFI 2005-2009 Standard), a code that balances the economic benefits of forest management with other forest values. The major principles in this program include sustainable forestry, preservation of soil and water and protection of biological diversity.

Employee Health and Safety

The health and safety of our employees is critically important to us. In certain of our businesses physical risks to employees are unavoidable. We strive to achieve excellence in health and safety performance and to be recognized as an industry leader in accident prevention. Our overall objective is to incur zero high risk safety incidents and zero lost time injuries. In 2012, we

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established a cross-organizational health and safety steering committee to develop best practices in health and safety policies and procedures and implement related initiatives across the organization.

Mental health in the workplace is an issue that Brookfield takes very seriously. An employee assistance program (EAP) is offered to our employees in an effort to help them deal with personal problems that might adversely impact their work performance, health and well-being. Our EAP includes free counseling from a qualified third party to help employees and their household members manage issues in their personal lives. This includes support for matters such as addiction, depression, emotional distress, major life changes, health, financial and legal problems, and difficulties with personal and work relationships. Confidentiality in this program is maintained in accordance with privacy laws and ethical standards.

Community Engagement

We believe that Brookfield and its employees should be active participants in the communities in which we conduct business, as a way of giving back and fostering growth. We encourage and support a culture of charity and volunteerism among our employees. Our senior executives hold leadership positions on the boards and capital campaigns of major charities and public institutions, and our employees participate in and lead many community activities and fund raising events. We have corporate programs that match most of our employees’ philanthropic giving with donations from Brookfield.

Our Brookfield Partners Foundation supports hospitals, schools and cultural organizations in Canada. Our Brookfield U.S. Foundation provides funding and support for programs and organizations that improve the quality of life by providing heating, shelter, food and other basic needs assistance to families and communities, as well as environmental education and programs. And on a global basis, our individual operations and employees work with charities and organizations on local initiatives.

In addition to a commitment to philanthropy, our corporate responsibility means ensuring that we, as an organization, adhere to high standards of business conduct wherever we operate. We have backed up our commitment to corporate social responsibility and ethical conduct with a comprehensive Code of Business Conduct that employees, contractors and consultants throughout the organization sign each year, certifying adherence to these important practices and principles.

Corporate Governance

Management and the Board of Directors are committed to strong and effective corporate governance at all levels of the organization. We believe the directors are well equipped to represent the interests of shareholders, with an independent chairman leading a board with global business experience and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence in the way in which we do business. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.

We constantly review our corporate governance policies and practices in relation to evolving legislation, guidelines and best practices. Our directors believe that communication with shareholders is a critical part of the governance process and the board encourages shareholders to express their views.

Our Statement of Corporate Governance Practices (the “Statement”) is set out in full in the Management Information Circular prepared each year and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “About Brookfield/Corporate Governance.”

You can also access the following documents referred to in the Statement on our website: our Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, our Code of Business Conduct and Ethics and our Corporate Disclosure Policy.

An Ongoing Commitment

We are proud of our record on corporate social responsibility at Brookfield, and we will strive to further enhance our approach to sustainable growth, employee health and safety, community engagement and corporate governance initiatives and programs. We look forward to reporting on our performance in years to come.

2012 ANNUAL REPORT    147

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T: 416-363-9491 or toll free in North America: 1-866-989-0311

F: 416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T: 416-682-3860 or toll free in North America: 1-800-387-0825

F: 1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2012 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

Our 2013 Annual Meeting of Shareholders will be held at 10:00 a.m. on Thursday, May 9, 2013 in The Auditorium, 300 Madison Avenue, New York, New York, U.S.A.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Limited Voting Shares.

Registered shareholders of our Class A Limited Voting Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of our Class A Limited Voting Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Limited Voting Shares [1]	First day of February, May, August and November	Last day of February, May, August and November

Class A Preference Shares [1]

Series 2, 4, 12, 13, 17, 18

21, 22, 24, 26, 28, 30, 32, 34 and 36	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors

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BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Jack L. Cockwell Group Chair Brookfield Asset Management Inc.	Maureen Kempston Darkes, O.C., O.ONT. Corporate Director, and former President Latin America, Africa and Middle East General Motors Corporation	Youssef A. Nasr Former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil

Marcel R. Coutu President and Chief Executive Officer Canadian Oil Sands Limited	David W. Kerr Corporate Director	James A. Pattison, O.C., O.B.C. Chief Executive Officer The Jim Pattison Group

The Hon. J. Trevor Eyton, o.c. Corporate Director and former Member of the Senate of Canada	Lance Liebman Director American Law Institute	Seek Ngee Huat Chairman of the Latin American Business Group, Government of Singapore Investment Corporation

J. Bruce Flatt Chief Executive Officer Brookfield Asset Management Inc.	Philip B. Lind, C.M. Vice-Chairman Rogers Communications Inc.	Diana L. Taylor Managing Director Wolfensohn & Co.

Robert J. Harding, F.C.A. Chair, Brookfield Global Advisory	The Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Financial Group	George S. Taylor Corporate Director

Details on Brookfield’s Directors are provided in the Management Information Circular and on Brookfield’s website.

CORPORATE OFFICERS

J. Bruce Flatt

Chief Executive Officer

Brian D. Lawson

Chief Financial Officer

A.J. Silber

Corporate Secretary

Brookfield incorporates sustainable development practices within our corporation. This document was printed in Canada using vegetable-based inks on FSC certified stock.

2012 ANNUAL REPORT    149

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Brookfield Place	Level 22	Lippo Centre, Tower One	Level 1, Al Manara Building
250 Vesey Street, 15th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-1023	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,	Unit 203, 2nd Floor
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil	Tower A, Peninsula Business Park
181 Bay Street, Box 762	United Kingdom	22290 - 160	Senapati Bapat Marg, Lower Parel
Toronto, Ontario M5J 2T3	T 44(0) 20.7659.3500	CEP: 71.635.250	Mumbai - 400013
T 416.363.9491	F 44(0) 20.7659.3501	T 55(21) 3527.7800	T 91 (22) 6600.0400
F 416.365.9642		F 55(21) 3527.7799	F 91 (22) 6600.0401

www.brookfield.com                NYSE: BAM      TSX: BAM.A      EURONEXT: BAMA